ANNUAL INFORMATION FORM

FOR THE YEAR-ENDED DECEMBER 31, 2013

MARCH 31, 2014

PRIMERO MINING CORP.
Suite 1640, 505 Burrard Street
Vancouver, British Columbia, Canada, V7X 1M6

CONFLICTS OF INTEREST	76
LEGAL PROCEEDINGS AND REGULATORY ACTIONS	76
TRANSFER AGENT AND REGISTRAR	77
MATERIAL CONTRACTS	77
INTERESTS OF EXPERTS	78
ADDITIONAL INFORMATION	79
AUDIT COMMITTEE	79

INTRODUCTORY NOTES

Cautionary Note Regarding Forward Looking Statements

     This annual information form for the year ended December 31, 2013 and dated March 31, 2014 (the “Annual Information Form” or “AIF”) contains “forward-looking information” under the provisions of Canadian provincial securities laws. When used in this AIF, words such as “believe”, “intend”, “may”, “will”, “should”, “plans”, “anticipates”, “believes”, “potential”, “intends”, “expects”, “estimates”, “forecasts”, “likely”, “goal” and similar expressions are intended to identify such forward-looking statements. Forward-looking statements reflect our current expectations and assumptions, and are subject to a number of known and unknown risks, uncertainties and other factors which may cause our actual results, performance or achievements to be materially different from any anticipated future results, performance or achievements expressed or implied by the forward-looking statements.

     Forward-looking statements in this Annual Information Form include those that relate to: the ability of the Company (as defined under “Corporate Structure”) to expand production at the San Dimas Mine (as defined under “General Development of the Business – Three Year History – Acquisition of San Dimas Mine”); the ability of the Company to successfully operate the San Dimas Mine; the ability of the Company to mine at the San Dimas Mine by long-hole mining; the ability of the Company to identify appropriate acquisition opportunities, or if an opportunity is identified, to conclude a transaction on satisfactory terms; the expected results of exploration activities; the recording of revenue under the Amended and Restated Silver Purchase Agreement (as defined under “Mining Activities – San Dimas Mine – Amended and Restated Silver Purchase Agreement”) at the fixed price realized and the recording of taxes on this basis; increased delineation at the San Dimas Mine that will lead to better grade control and the attainment of more consistent production targets in the future; expected results of reclamation activities at the San Dimas Mine; the timing and ability to upgrade the Tayoltita Mine Laboratory; the estimation of Mineral Reserves (as defined under “Introductory Notes – Technical Information”) and Mineral Resources (as defined under “Introductory Notes – Technical Information”) and the realization of Mineral Reserve estimates (including all assumptions); the ability to identify new Mineral Resources and convert Mineral Resources into Mineral Reserves; the impact of new estimation methodologies on mine and production planning; the timing and success of exploration activities; the timing and the ability to expand the mill; the timing and amount of estimated future production; the ability to generate cash flows that exceed capital requirements; intentions to become an intermediate gold producer; the timing and amount of capital expenditures and costs, including forecasted cash costs; the timing of the development of new mineral deposits; the sufficiency of future cash flows; the Company’s requirements for additional capital and ability to complete future financings to raise additional capital for exploration, development and operational activities and for acquisitions; projected gold and silver production; expected ore grades, recovery rates and through-put; the ability of the Company to comply with environmental, safety and other regulatory requirements; expected or proposed development or construction activities, including additional tunnels, plant expansion, tailings improvements and hydro-electric improvements, and the expected costs thereof; expected environmental capital expenditures; expectations regarding the Company’s safety processes; expectations regarding currency fluctuations; the timing and results of union contract negotiations; the resolution of title disputes relating to the Company’s properties; the timing and possible outcome of pending litigation; future prices of precious and base metals; the ability of the Company to obtain government approvals or permits in connection with the continued operation and development of the San Dimas Mines; the Cerro del Gallo Project (as defined under “General Development of the Business – Acquisition of Cerro del Gallo”) and the Black Fox Complex (as defined under “General Development of the Business – Acquisition of Black Fox Complex”) and, the impact of the completion of the acquisitions on the business and operations of the Company; and the ability of the Company to maintain effective internal control over financial reporting.

     Such forward-looking information is necessarily based upon a number of factors and assumptions that, while considered reasonable by the Company as of the date of such statements, are inherently subject to significant business, economic and competitive uncertainties and contingencies. The assumptions made by the Company in preparing the forward looking information contained in this AIF, which may prove to be incorrect, include, but are not limited to: the specific assumptions set forth in this AIF; the expectations and beliefs of management; assumptions relating to the existence of companies that may wish to dispose of producing or near-term producing precious metals assets are correct; that Mexican tax laws with respect to the advance pricing agreement ruling will not be changed and there will be no change to the favourable advance ruling of Mexican tax authorities supporting the Company’s advance pricing agreement; that there are no significant disruptions affecting operations, whether due to labour disruptions, supply disruptions, damage to or loss of equipment, whether as a result of natural occurrences including flooding, political changes, title issues, intervention by local landowners, loss of permits, or environmental concerns or otherwise; that there are no disruptions in the supply of power from the Las Truchas power generation facility, whether as a result of damage to the facility or unusually limited amounts of precipitation; that development and expansion at the San Dimas Mine proceeds on a basis consistent with current expectations and the Company does not change its development and exploration plans; that the exchange rate between the Canadian dollar, Mexican peso and the United States dollar remains consistent with current levels or as set out in this AIF; that prices for gold and silver remains consistent with the Company’s expectations; that prices for key mining supplies, including labour costs and consumables, remain consistent with the Company’s current expectations; that production meets expectations and is consistent with estimates; that plant, equipment and processes will operate as anticipated; that the Company identifies higher grade veins in sufficient quantities of minable ore in the Central Block and Sinaloa Graben and is consistent with estimations; that the Company’s current estimates of Mineral Reserves, Mineral Resources, mineral grades and mineral recovery are accurate; that the geology and vein structures in the Sinaloa Graben are as expected; that the Company completes the proposed tunnels and access routes; that the ratio of gold to silver price is maintained in accordance with the Company’s expectations; that there are no material variations in the current tax and regulatory environment or the tax positions taken by the Company; that the Company will maintain access to surface rights; that the Company will be able to obtain and maintain government approvals or permits in connection with the continued operation and development of the San Dimas Mine; that the Company will be able to repay its indebtedness under the Promissory Note (as defined under “General Development of the Business – Three Year History – Acquisition of San Dimas Mine”); that the Company can access financing, appropriate equipment and sufficient labour; that the political environment within Mexico will continue to support the development of environmentally safe mining projects; and that the changes to the Company’s internal control over financial reporting undertaken in 2012 will enable the Company to continue to maintain effective internal control over financial reporting. No assurance can be given that these assumptions will prove to be correct. These assumptions should be considered carefully by readers. Readers are cautioned not to place undue reliance on the forward-looking information and statements or the assumptions on which the Company’s forward-looking information and statements are based.

     Forward-looking information is subject to a variety of risks and uncertainties which could cause actual events or results to differ from those reflected in the forward-looking statements. Such risks include, but are not limited to: the volatility of prices of gold, silver and other metals; the ratio between the market prices of gold and silver; uncertainty of Mineral Reserves, Mineral Resources, Inferred Mineral Resources (as defined under “Introductory Notes – Technical Information”), exploration potential, mineral grades and mineral recovery estimates; uncertainty of future production, delays in completion of the mill expansion, exploration and development plans; insufficient capital to complete mill expansion, development and exploration plans; inability to maintain or acquire attractive mining properties on terms it considers acceptable or at all; other risks inherent with acquisitions; potentially unknown liabilities associated with the acquisition of the San Dimas Assets (as defined under “Corporate Structure”) and the shares of Silver Trading (as defined under “Corporate Structure”), the acquisition of the Cerro del Gallo Project (as defined under Corporate Structure”) and the acquisition of the Black Fox Complex (as defined under “Corporate Structure”); delays in obtaining governmental approvals, permits or financing or in the completion of development or construction activities; the Company’s ability to repay its indebtedness under the Promissory Note and the Company’s limited ability to incur additional indebtedness; if changes to Mexican tax laws or a reversal by Mexican tax authorities of their favourable ruling supporting the Company’s advance pricing agreement require the Company to revert to paying taxes based on the market price of silver for all sales under the Amended and Restated Silver Purchase Agreement to SW Caymans (as defined under “Mining Activities – San Dimas Mine – Amended and Restated Silver Purchase Agreement”), the Company will be required to pay higher taxes associated with silver sales, which adverse tax consequences will increase in severity with increased silver production and increased silver prices and will adversely impact the Company’s results of operations and cash flows from operations; the ability of the Company to achieve projected gold and silver production and, gold and silver grades; projected cash costs of production and capital expenditures may be greater than anticipated; currency fluctuations; limitations on insurance coverage; financing of additional capital requirements; commercial viability of mineral deposits; cost of exploration and development programs; inability to complete the proposed tunnels, access routes or other development, for whatever reason; risks associated with having adequate infrastructure, including unexpected interruptions in power supply from the hydroelectric project; mining risks, including unexpected formations and cave-ins, which delay operations or prevent extraction of material; risks associated with competition in the mining industry; risks associated with the ability to retain key executives and certain operating personnel; risks associated with conflicting legal obligations of directors and officers of the Company who are directors and/or officers of other companies; risks associated with foreign operations; adverse changes to in labour relations legislation or in the relationship between the Company with its employees and unions at the San Dimas Mine; title disputes or claims; changes in governmental and environmental regulation that result in increased costs; cost of environmental expenditures and potential environmental liabilities; landowner dissatisfaction and disputes; failure of plant, equipment or processes to operate as anticipated; accidents, labour disputes and road blocks; the acquisition of Cerro and the risks associated with the business and properties of Cerro; and changes undertaken to the Company’s internal control over financial reporting in 2012 will not result in our ability to maintain effective internal control over financial reporting. Should one or more of these risks and uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those described in forward-looking statements.

     Readers are advised to carefully review and consider the risk factors identified in this AIF under the heading “Risk Factors” for a discussion of the factors that could cause the Company’s actual results, performance and achievements to be materially different from any anticipated future results, performance or achievements expressed or implied by the forward-looking statements. Readers are further cautioned that the foregoing list of assumptions and risk factors is not exhaustive and it is recommended that prospective investors consult the more complete discussion of the Company’s business, financial condition and prospects that is included in this AIF. The forward-looking information and statements contained in this AIF are made as of the date hereof and, accordingly, are subject to change after such date. The Company does not undertake to update any forward-looking information, except as, and to the extent, required by applicable securities laws. The forward-looking statements contained herein are expressly qualified by this cautionary statement.

Technical Information

     The estimated Mineral Reserves and Mineral Resources for the Company’s properties have been prepared in accordance with the Canadian Institute of Mining, Metallurgy and Petroleum (“CIM”) — Definitions adopted by CIM Council on December 11, 2005 (the “CIM Standards”), which were adopted by the Canadian Securities Administrators’ National Instrument 43-101 Standards of Disclosure for Mineral Projects (“NI 43-101”). The following definitions are reproduced from the CIM Standards:

     The term “Preliminary Feasibility Study” means a comprehensive study of the viability of a mineral project that has advanced to a stage where the mining method, in the case of underground mining, or the pit configuration, in the case of an open pit, has been established and an effective method of mineral processing has been determined, and includes a financial analysis based on reasonable assumptions of technical, engineering, legal, operating, economic, social, and environmental factors and the evaluation of other relevant factors which are sufficient for a Qualified Person, acting reasonably, to determine if all or part of the Mineral Resource may be classified as a Mineral Reserve.

     The term “Mineral Resource” means a concentration or occurrence of diamonds, natural solid inorganic material, or natural solid fossilized organic material including base and precious metals, coal, and industrial minerals in or on the Earth’s crust in such form and quantity and of such a grade or quality that it has reasonable prospects for economic extraction. The location, quantity, grade, geological characteristics and continuity of a Mineral Resource are known, estimated or interpreted from specific geological evidence and knowledge. Mineral Resources are sub-divided, in order of increasing geological confidence, into Inferred, Indicated and Measured categories.

     The term “Inferred Mineral Resource” means that part of a Mineral Resource for which quantity and grade or quality can be estimated on the basis of geological evidence and limited sampling and reasonably assumed, but not verified, geological and grade continuity. The estimate is based on limited information and sampling gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drill holes.

     The term “Indicated Mineral Resource” means that part of a Mineral Resource for which quantity, grade or quality, densities, shape and physical characteristics, can be estimated with a level of confidence sufficient to allow the appropriate application of technical and economic parameters, to support mine planning and evaluation of the economic viability of the deposit. The estimate is based on detailed and reliable exploration and testing information gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drill holes that are spaced closely enough for geological and grade continuity to be reasonably assumed.

     The term “Measured Mineral Resource” means that part of a Mineral Resource for which quantity, grade or quality, densities, shape, physical characteristics are so well established that they can be estimated with confidence sufficient to allow the appropriate application of technical and economic parameters, to support production planning and evaluation of the economic viability of the deposit. The estimate is based on detailed and reliable exploration, sampling and testing information gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drill holes that are spaced closely enough to confirm both geological and grade continuity.

     The term “Mineral Reserve” means the economically mineable part of a Measured or Indicated Mineral Resource demonstrated by at least a Preliminary Feasibility Study. This study must include adequate information on mining, processing, metallurgical, economic and other relevant factors that demonstrate, at the time of reporting, that economic extraction can be justified. A Mineral Reserve includes diluting materials and allowances for losses that may occur when the material is mined.

     The term “Probable Mineral Reserve” means the economically mineable part of an Indicated Mineral Resource and, in some circumstances, a Measured Mineral Resource demonstrated by at least a Preliminary Feasibility Study. This study must include adequate information on mining, processing, metallurgical, economic and other relevant factors that demonstrate, at the time of reporting, that economic extraction can be justified.

     The term “Proven Mineral Reserve” means the economically mineable part of a Measured Mineral Resource demonstrated by at least a Preliminary Feasibility Study. This study must include adequate information on mining, processing, metallurgical, economic and other relevant factors that demonstrate, at the time of reporting, that economic extraction is justified.

Cautionary Notes to United States Investors

     The disclosure in this Annual Information Form uses terms that comply with reporting standards in Canada and certain estimates are made in accordance with NI 43-101. NI 43-101 is a rule developed by the Canadian Securities Administrators that establishes standards for all public disclosure an issuer makes of scientific and technical information concerning mineral projects. Unless otherwise indicated, all reserve and resource estimates contained in or incorporated by reference in this Annual Information Form have been prepared in accordance with NI 43-101. These standards differ significantly from the requirements of the United States Securities and Exchange Commission (the “SEC”), and reserve and resource information contained herein and incorporated by reference herein may not be comparable to similar information disclosed by U.S. companies.

Cautionary Note to Investors Concerning Mineral Reserve Estimates

     This AIF contains Mineral Reserve estimates which have been calculated in accordance with NI 43-101, as required by Canadian securities regulatory authorities. For United States reporting purposes, SEC Industry Guide 7 under the United States Securities and Exchange Act of 1934, as amended (the “Exchange Act”), as interpreted by Staff of the SEC, applies different standards in order to classify mineralization as a reserve. As a result, the definitions of Proven Mineral Reserves and Probable Mineral Reserves used in NI 43-101 differ from the definitions in the SEC Industry Guide 7. Under SEC standards, mineralization may not be classified as a “reserve” unless the determination has been made that the mineralization could be economically and legally produced or extracted at the time the reserve determination is made. Among other things, all necessary permits would be required to be in hand or issuance imminent in order to classify mineralized material as reserves under the SEC standards. Accordingly, Mineral Reserve estimates contained in this AIF may not qualify as “reserves” under SEC standards. In addition, disclosure of “contained ounces” is permitted disclosure under Canadian regulations; however, the SEC only permits issuers to report mineralization as in place tonnage and grade without reference to unit measures.

Cautionary Note to Investors Concerning Estimates of Measured Mineral Resources, Indicated Mineral Resources and Inferred Mineral Resources

     This AIF uses the terms “Measured Mineral Resources”, “Indicated Mineral Resources” and “Inferred Mineral Resources”. We advise investors that while such terms are recognized and required by Canadian regulations, the SEC does not recognize them. “Inferred Mineral Resources” have a great amount of uncertainty as to their existence, and great uncertainty as to their economic and legal feasibility. It cannot be assumed that all or any part of an Inferred Mineral Resource will ever be upgraded to a higher category. Under Canadian rules, estimates of Inferred Mineral Resources may not form the basis of feasibility or other economic studies, except in limited circumstances. Mineral Resources that are not Mineral Reserves do not have demonstrated economic viability. None of the following mineralization has been demonstrated to be ore nor is considered to be a Mineral Reserve.

Investors are cautioned not to assume that all or any part of Measured Mineral Resources or Indicated Mineral Resources will ever be converted into Mineral Reserves. Investors are also cautioned not to assume that any part or all of an Inferred Mineral Resource exists, or is economically or legally mineable. See “Risk Factors”.

Cautionary Note to Investors Concerning Exploration Potential

     NI 43-101 permits the inclusion of disclosure regarding the potential quantity and grade, expressed as ranges, of a target for further exploration provided that the disclosure (i) states with equal prominence that the potential quantity and grade is conceptual in nature, that there has been insufficient exploration to define a Mineral Resource and that it is uncertain if further exploration will result in the target being delineated as a Mineral Resource, and (ii) states the basis on which the disclosed potential quantity and grade has been determined. Disclosure regarding exploration potential has been included in this AIF. United States investors are cautioned that disclosure of such exploration potential is conceptual in nature by definition and there is no assurance that exploration of the mineral potential identified will result in any category of NI 43-101 Mineral Resources being identified.

     For the above reasons, information contained in this Annual Information Form may not be comparable to similar information made public by U.S. companies subject to the reporting and disclosure requirements under the United States federal securities laws and the rules and regulations thereunder.

Currency

     Unless otherwise stated, references herein to “$” are to the United States dollar. References to “CDN$” are to the Canadian dollar. References to “$[amount] pesos” or to “pesos” are to Mexican pesos. The following table reflects the low and high rates of exchange for one United States dollar, expressed in Canadian dollars, during the periods noted, the rates of exchange at the end of such periods and the average rates of exchange during such periods, based on the Bank of Canada noon spot rate of exchange.

	Year ended December 31
	2013	2012	2011
Low for the period	$0.9839	$0.9710	$0.9449
High for the period	1.0697	1.0418	1.0604
Rate at the end of the period	1.0636	0.9949	1.0170
Average noon spot rate for the period	1.0299	0.9996	0.9891

On March 31, 2014, the Bank of Canada noon spot rate of exchange was $1.00 – CDN$ 1.1053.

Gold and Silver Prices

Gold Prices

     The high, low, average and closing afternoon fixing gold prices in United States dollars per troy ounce for each of the three years in the period ended December 31, 2013, as quoted by the London Bullion Market Association, were as follows:

	Year ended December 31
	2013	2012	2011
Low for the period	$1,192	$1,540	$1,319
High for the period	1,694	1,791	1,895
Average for the period	1,410	1,668	1,571
Closing for the period	1,204	1,657	1,531

     On March 28, 2014, the closing afternoon fixing gold price in United States dollars per troy ounce, as quoted by the London Bullion Market Association, was $1294.30.

Silver Prices

     The high, low, average and closing afternoon fixing silver prices in United States dollars per troy ounce for each of the three years in the period ended December 31, 2013, as quoted by the London Bullion Market Association, were as follows:

	Year ended December 31
	2013	2012	2011
Low for the period	$18.61	$26.67	$26.16
High for the period	32.23	37.23	48.70
Average for the period	23.79	31.15	35.12
Closing for the period	19.50	29.95	28.18

     On March 28, 2014, the closing afternoon fixing silver price in United States dollars per troy ounce, as quoted by the London Bullion Market Association, was $19.79.

CORPORATE STRUCTURE

     Primero Mining Corp. is incorporated under the British Columbia Business Corporations Act (the “Act”). On August 6, 2010, the Company acquired the San Dimas Mine, mill and related assets (the “San Dimas Assets”) from Desarrollos Mineros San Luis, S.A. de C.V. (“DMSL”) and the shares of Silver Trading (Barbados) Ltd. (“Silver Trading”) from Goldcorp Silver (Barbados) Ltd. (“GSBL”), each indirect, wholly-owned subsidiaries of Goldcorp Inc. (“Goldcorp”). See “General Development of the Business – Three Year History – Acquisition of San Dimas Mine”.

     On May 22, 2013, Primero acquired a 69.2% interest in the Cerro del Gallo project (“Cerro del Gallo Project”) by acquiring all of the shares of Cerro Resources NL (“Cerro”). On December 19, 2013, the Company acquired the remaining 30.8% interest in the Cerro del Gallo Project from a subsidiary of Goldcorp. See “General Development of the Business – Three Year History – Acquisition of Cerro del Gallo”.

     On March 5, 2014, the Company acquired the shares of Brigus Gold Corp. (“Brigus”) and a 100% interest in the Black Fox Complex, mill and related assets (“Black Fox Complex”). See “General Development of the Business – Three Year History – Acquisition of Black Fox Complex”.

     In this Annual Information Form, the terms “Company” or “Primero” refer to Primero Mining Corp. and all its subsidiaries together unless the context otherwise clearly requires. Certain terms used herein are defined in the disclosure to which the term relates.

     Primero has five principal, wholly-owned subsidiaries – Primero Empresa Minera, S.A. de C.V. (“Primero Empresa”), which is incorporated under the laws of Mexico, Silver Trading, which is incorporated under the laws of Barbados, Primero Mining Luxembourg s.à.r.l., which is incorporated under the laws of Luxembourg, San Anton Resources Corporation, which is incorporated under the laws of Canada and Primero Gold Canada Inc. (formerly Brigus) (“Primero Gold”), which is incorporated under the laws of Canada. The following chart shows the organization of Primero and the ownership of its mineral properties.

(1)	Eduardo Luna, a director of the Company and a Mexican resident, holds one share to meet Mexican corporate legal requirements.
(2)	Primero Mining Luxembourg s.à.r.l. is a holding company used by the Company to finance its operations.
(3)	Primero Empresa Minera, S.A. de C.V. is the owner and operator of the San Dimas Mine.
(4)	Silver Trading (Barbados) Ltd. is a trading and holding company.
(5)	Primero Compañía Minera, S.A. de C.V. is a service company.
(6)	Primero Servicios Mineros, S.A. de C.V. is a service company.
(7)	Primero Transportes Aereos, S.A. de C.V. is an air “taxi” service company. The remaining 11.25% of shares are held by a nominee to meet Mexican corporate legal requirements.
(8)	Primero Auxiliares de Administración, S.A. de C.V. is a service company.

     The head office of Primero is located at Suite 1640, 505 Burrard Street, Vancouver, British Columbia, Canada, V7X 1M6, telephone (604) 669-0040, facsimile (604) 669-0014. Primero’s primary corporate office is located at Suite 2301, 20 Queen Street West, Toronto, Ontario, Canada, M5H 3R3, telephone (416) 814-3160, facsimile (416) 814-3170. The Company’s registered office is located at Suite 1500, 1055 West Georgia Street, Vancouver, British Columbia, Canada, V6E 4N7, telephone (604) 689-9111, facsimile (604) 685-7084. The Company’s website address is www.primeromining.com.

GENERAL DEVELOPMENT OF THE BUSINESS

Three Year History

     In the past few years, Primero has transformed itself from a single-asset gold and silver producer listed on the Toronto Stock Exchange (the “TSX”) and the New York Stock Exchange (“NYSE”) (since August 2011) into a multi-asset, multi-jurisdiction gold and silver producer with two producing mines, one advanced development property and attractive exploration potential. Effective June 24, 2011, Primero was added to the Russell Global Index, effective September 16, 2011, Primero was added to the S&P/TSX SmallCap Index, effective December 24, 2012, Primero was added to the S&P/TSX Global Gold Index, effective May 23, 2013, upon the acquisition of Cerro, Primero was added to the Australian Securities Exchange (“ASX”), and delisted from the ASX on December 30, 2013, and most recently Primero was added to the NYSE Arca Gold Miners Index (“GDM”) and the S&P/TSX Equal Weight Global Gold Index, effective March 21, 2014.

     Before 2011, Primero had only one producing asset and one exploration property, the San Dimas Mine and the Ventanas property, respectively. In 2013 Primero acquired a development property, the Cerro del Gallo Project. In March 2014, Primero acquired a second mine, the Black Fox Complex.

     Since 2012 the Company has implemented a number of initiatives at San Dimas to increase production, reduce costs and expand Mineral Reserves and Mineral Resources. Initiatives designed to increase production include ensuring daily throughput at mill capacity of 2,150 tonnes TPD, which was achieved by end of first quarter 2013. In October 2012 the Company initiated a mine and mill expansion of the San Dimas Mine. The Company has taken a staged approach, initially optimizing existing operations before undertaking expansion of the San Dimas Mine and mill to 912,500 tonnes per year (“TPY”) or 2,500 TPD. Construction of the mine and mill expansion was nearly completed during the first quarter of 2014, with the remaining work to be completed during second quarter of 2014. With the expansion of its San Dimas Mine, the acquisition of the Black Fox Complex, and the Cerro del Gallo Project, the Company has created a diversified, high growth, competitive-cost precious metals producer with further growth opportunities. These acquisitions and productivity enhancements have diversified Primero from a single asset company to a multi-mine producer and delivers on the Company’s strategy of growth in low risk regions of the Americas.

     As at December 31, 2013, the Company’s only debt was a $27 million promissory note payable to Goldcorp. The promissory note, which bears interest at 6% per annum, is due to be repaid in two instalments: $5 million on December 31, 2014 and $22 million on December 31, 2015. The Company has also assumed certain debt on the acquisition of the Black Fox Complex that it expects to retire in the second quarter of 2014.

     The Company’s cash position was $110.7 million at December 31, 2013, somewhat lower than the December 31, 2012 balance of $125.7 million.

     The Company is in the final stages of arranging a $75 million revolving line of credit, which it expects to close in April 2014, in order to improve financial flexibility. With its cash balance, anticipated cash flows and the availability of a line of credit, management believes the Company is well positioned to execute on its strategy.

Significant Shareholder

     On March 5, 2014, Goldcorp announced that it had entered into an agreement to sell, on a bought deal basis, its 31,151,200 common shares of Primero, representing approximately 19.8% of the issued and outstanding common shares of the Company. The closing of the offering occurred on March 26, 2014 whereupon Goldcorp ceased to be a shareholder of the Company.

Acquisition of Black Fox Complex

     On March 5, 2014, Primero completed the acquisition of Brigus (the “Brigus Acquisition”) whereby Primero acquired all of the issued and outstanding common shares of Brigus by way of a plan of arrangement (the “Brigus Arrangement”) under the Canada Business Corporations Act (the “CBCA”). Under the Brigus Arrangement, shareholders of Brigus received 0.175 of a Primero Common Share (the “Brigus Exchange Ratio”), $0.000001 in cash and 0.1 of a common share of Fortune Bay Corp. (“Fortune Bay”), for each common share of Brigus held. Following completion of the arrangement, Brigus was delisted from the TSX and ceased to be a reporting issuer on March 28, 2014. On March 28, 2014, Brigus changed its name to Primero Gold.

     Brigus was a Canadian-based mining company which was principally engaged in the extraction, processing, and refining of gold deposits as well as related activities including the acquisition, exploration and development of mineral properties principally located in North America. Brigus owned all of the Black Fox Complex, an open pit and underground mine and associated exploration property, and the Black Fox mill. The Black Fox Complex is located in the Timmins Mining District in the Province of Ontario. See “Mining Activities – Black Fox Complex”.

     All outstanding options to purchase Brigus common shares were exchanged for options to purchase Primero Common Shares based upon the Brigus Exchange Ratio. Following completion of the Brigus Arrangement, each outstanding warrant to purchase a Brigus common share is exercisable to purchase 0.175 of a Primero Common Share and 0.1 of a Fortune Bay common share.

     As part of the Brigus Arrangement, (a) the interest of Brigus in three exploration properties - the Goldfields development project in the Lake Athabasca region of Saskatchewan, Canada and a 100 % interest in the Ixhuatán and Huizopa properties located in Chiapas, Mexico - were transferred to Fortune Bay, and (b) Fortune Bay was capitalized with approximately CDN$10 million in cash from Primero. On the closing of the Brigus Arrangement, former Brigus shareholders held an aggregate 90.1% interest in Fortune Bay and Primero held the remaining 9.9% interest.

     Brigus (now Primero Gold) has debt comprising of $50 million 6.5% convertible senior unsecured debentures, CDN$24 million senior secured term notes and CDN$17 million capital leases. The Company is required to make change of control offers for Brigus unsecured debentures and senior term notes at 100% and 105%, respectively, of their outstanding principal plus accrued interest.

     On March 14, 2014, Primero, on behalf of Brigus, made an offer to acquire all of outstanding senior secured term notes (the “Brigus Notes”) at 105% of the principal amount plus accrued and unpaid interest. Primero, on behalf of Brigus, also intends to make a change of control offer for Brigus’ outstanding 6.5% convertible senior unsecured debentures (the “Brigus Debentures”) at 100% of the principal amount plus accrued and unpaid interest in accordance with the terms of the debenture indenture. Assuming the debenture holders and note holders accept the offers, the Company will be required to repay the debentures and notes, plus accrued interest by May 4, 2014 and April 4, 2014, respectively.

Acquisition of Cerro Del Gallo

     On May 22, 2013, the Company completed the acquisition of Cerro whereby Primero acquired 100% of the issued and outstanding common shares of Cerro (“Cerro Acquisition”) by way of a scheme of arrangement (the “Cerro Arrangement”) under the Australian Corporations Act 2001. Cerro’s principal asset was a 69.2% interest in the Cerro del Gallo Project. On December 19, 2013, Primero acquired the remaining 30.8% interest in the Cerro del Gallo Project from a subsidiary of Goldcorp for an initial payment of $8 million and future contingent payments based on meeting certain milestones and market conditions relating to the price of gold. The milestones include achieving commercial production on the phase I heap leach operation and the announcement of a decision to construct the CIL mill for phase II. If all of the contingencies are satisfied, the Company would be required to pay $32 million.

     In 2013, through an internal reorganization, Company subsidiaries that were previously held through Cerro were restructured to be held directly by the Company, and Cerro no longer holds any material assets of the Company.

     The Cerro del Gallo Project is a gold-silver deposit with over 0.9 million ounces of gold equivalent Proven Mineral Reserves and Probable Mineral Reserves and over 2 million ounces of gold equivalent Measured Mineral Resources and Indicated Mineral Resources (inclusive of Mineral Reserves), located in the province of Guanajuato, Mexico. See “Exploration and Development – Cerro del Gallo Project”.

     Under the terms of the Cerro Arrangement, each Cerro shareholder received 0.023 of a Primero Common Share for each Cerro common share held (the “Cerro Exchange Ratio”). Additionally, Cerro shareholders received 80.01% of the common shares of a newly incorporated company Santana Minerals Limited (“Santana Minerals”), which assumed Cerro’s interests in the Namiquipa, Espiritu Santo, Mt Philp and Kalman projects and shares in Syndicated Metals Limited (all Cerro’s assets other than the Cerro del Gallo Project). Primero purchased a 19.99% interest in Santana Minerals for a subscription price of $4.0 million, with anti-dilution rights for two years. Primero is also entitled to appoint a director to the Santana Minerals board of directors. Cerro’s outstanding options and its option plan were substantially assumed by Primero, subject to adjustment to reflect the Cerro Exchange Ratio and a corresponding upward adjustment in the exercise price.

Advance Pricing Agreement Ruling

     On October 17, 2011, Primero Empresa filed a formal application to the Mexican tax authorities for an advance pricing agreement (“APA”) on the appropriate price for sales of silver under the Amended and Restated Silver Purchase Agreement. In its 2010 and 2011 financial statements and income tax returns, Primero Empresa had recorded revenue at the fixed price realized from Silver Wheaton Caymans (“SW Caymans”) and computed income taxes on the same basis. On October 4, 2012, the Company received a ruling from the Mexican tax authorities that confirmed the silver pricing in Primero Empresa’s 2010 and 2011 income tax returns. Under Mexican tax law, an APA ruling is generally applicable for up to a five year period. For Primero this applies to the fiscal years 2010 to 2014. Assuming Primero Empresa continues to sell silver under the silver purchase agreement on the same terms and there are no changes in the application of Mexican tax laws relative to the APA ruling, Primero Empresa expects to record revenues and pay taxes based on realized prices for the life of the San Dimas Mine. See “Risk Factors – APA Ruling”.

Proposed Business Combination with Northgate

     On July 12, 2011, the Company entered into a definitive arrangement agreement to combine its business with Northgate Minerals Corporation (“Northgate”). On August 29, 2011, this agreement was terminated as Northgate had received a superior proposal from another company. As a result, as provided for in the arrangement agreement, Northgate paid the Company a termination fee of CDN$25 million.

Acquisition of San Dimas Mine

     On August 6, 2010, Primero completed the acquisition (the “Acquisition”) of the San Dimas gold-silver mining operations (the “San Dimas Mine”), pursuant to an asset purchase agreement (“Asset Purchase Agreement”), and the shares of Silver Trading, pursuant to a share purchase agreement, from wholly-owned subsidiaries of Goldcorp for an aggregate purchase price of of $489 million (the “Purchase Price”), and assumed all liabilities associated with the San Dimas Mine, including environmental and labour liabilities and the Amended and Restated Silver Purchase Agreement. See “Mining Activities – San Dimas Mine – Amended and Restated Silver Purchase Agreement”.

     As part of the Acquisition, Primero also acquired the mill at San Dimas, all facilities and equipment attached and related to the San Dimas Mine, a plane and helicopter used to support the San Dimas operations, a hydroelectric generation project that provides power to the San Dimas Mine and the Ventanas exploration properties on which the Company held an option. The Purchase Price was paid as to (a) $220 million in cash, (b) the issuance and delivery of 31,151,200 Common Shares with a value of $159 million, (c) the issuance of the $50 million promissory note (the “Promissory Note”) and (d) the issuance of the $60 million convertible promissory note (the “Convertible Promissory Note”) (of which $30 million was repaid in cash on October 19, 2011 and the remaining $30 million was repaid on August 7, 2012 through a conversion to shares).

     Currently, there are two directors of the Company (the “Board”), who are nominees of Goldcorp – Mr. Timo Jauristo and Mr. Rohan Hazelton, the Executive Vice President, Corporate Development and Vice President, Strategy, respectively, of Goldcorp. Goldcorp was entitled to nominate directors pursuant to the Participation Agreement (see “Material Contracts”) until it ceased to be a shareholder in the Company on March 26, 2014.

Ventanas Property Exploration

     Prior to August 6, 2010, Primero (then Mala Noche Resources Corp.) held an option to acquire the Ventanas property. The Company last drilled on the Ventanas property in 2008 and since then the property has been on care and maintenance. However, exploration of the Ventanas property was reinitiated in 2013 with systematic channel sampling and mapping.

BUSINESS OF PRIMERO

Overview

     Primero is a Canadian-based precious metals producer with operations in Canada and Mexico. The Company is focused on becoming an intermediate gold producer by building a portfolio of high quality, low cost precious metals assets in the Americas. Primero currently has two producing properties, the San Dimas Mine, located in Mexico’s San Dimas district, on the border of Durango and Sinaloa states, and the recently acquired Black Fox Complex which is located in the Timmins Mining District in Ontario, Canada. In addition, Primero has one exploration property in Mexico – Ventanas, located in Durango state, Mexico – and an advance stage development property, the Cerro del Gallo Project located in Guanajuato state, Mexico.

Competitive Conditions

     The mining industry is competitive in all of its phases. Primero faces strong competition from other mining companies in connection with the acquisition of properties producing, or capable of producing, precious and base metals. Many of these companies have greater financial resources, operational experience and technical capabilities than Primero. As a result of this competition, Primero may be unable to maintain or acquire attractive mining properties on terms it considers acceptable or at all. Consequently, Primero’s revenues, operations and financial condition could be materially adversely affected.

Changes to Contracts

     As at December 31, 2013, Primero had 694 unionized employees at the San Dimas Mine who are members of two sections of one union: Sindicato Nacional de Trabajadores Mineros and Metalúrgicos, Siderúrgicos y Similares de la República Mexicana. The union contracts are renegotiated every two years, except for the compensation aspects, which are reviewed every year. The full contracts will be negotiated in February 2015. Primero believes that its current relations with its employees and the union are good and that the effects of the contract negotiations in 2014 were in line with its budgets. See “Business of Primero – Employees” and “Risk Factors – Labour and Employment Matters”.

Employees

     As March 31, 2014, the Company had the following employees and contractors:

	Full-
	Time	Hourly
Location	Salaried	(Union)	Contractors	Total
Mexico City Office	13	Nil	Nil	13
San Dimas Mine (including Durango office)	534	694	92	1,320
Black Fox
Complex	342	Nil	120	462
Cerro del Gallo
Project	17	Nil	2	19
Vancouver Office	5	Nil	3	8
Toronto Office	20	Nil	2	22
Total	931	694	219	1,844

Foreign Operations

     A portion of the Company’s mining and mineral exploration operations are conducted in Mexico, and as such Primero’s operations are exposed to various levels of foreign political, economic and other risks and uncertainties. These risks and uncertainties include, but are not limited to, terrorism; organized crime; hostage taking; military repression; theft; expropriation; extreme fluctuations in currency exchange rates; high rates of inflation; labour unrest; the risks of war or civil unrest; renegotiation or nullification of existing concessions, licenses, permits and contracts; delays in obtaining or the inability to obtain or maintain necessary governmental permits; opposition to mining from environmental or other nongovernmental organizations; illegal mining; trespass and associated security threats and unsafe activities; changes in royalty and taxation regimes; restrictions on foreign exchange and repatriation; changing political conditions, currency controls and governmental regulations that favour or require the awarding of contracts to local contractors or require foreign contractors to employ citizens of, or purchase supplies from, a particular jurisdiction. Future development and operations may be affected in varying degrees by such factors as government regulations (or changes thereto) with respect to the restrictions on production, export controls, income taxes, expropriation of property, repatriation of profits, environmental legislation, land use, water use, land claims of local people and mine safety. Any changes in regulations or shifts in political attitudes in Mexico are beyond the control of the Company and may adversely affect its business. The effect of these factors cannot be accurately predicted. See “Risk Factors – Use of Ejido-owned Land” and “Risk Factors – Foreign Operations Risks – Mexico”.

Environmental, Social and Governance Policies

     The Company’s mining, exploration and development activities are subject to various levels of Mexican and Canadian federal and state/provincial laws and regulations relating to the protection of the environment, including requirements for closure and reclamation of mining properties, all of which the Company is currently in material compliance. The financial and operational effects of environmental protection requirements on capital expenditures, earnings and the Company’s competitive position during the fiscal year ended December 31, 2013 were not material.

     The Company accounted for its asset retirement obligations, consisting of reclamation and closure costs of its mining properties in its financial statements. See “Mining Activities – San Dimas Mine – Environmental Matters”, “Mining Activities – Black Fox Complex – Environmental Matters” and “Risk Factors – Environmental Risks and Hazards”.

     Primero’s operating practices are governed by the principles set out in its Health and Safety Policy, Environment and Social Responsibility Policy and Code of Business Conduct and Ethics. The Corporate Responsibility Committee (formerly Environmental, Health and Safety Committee) of the Board provides oversight in occupational health and safety, community relations, and environmental management. Internal weekly and quarterly reporting tracks performance indicators including human resources, health and safety performance, environmental monitoring, compliance with permits, materials inputs and outputs, and community relations activities. Primero’s Board and senior management team have committed to the sustainability reporting process and report publicly on performance through the Annual Sustainability Report and the Company’s website.

     During 2013, Primero completed an internal assessment of materiality in sustainable development reporting. The process involved identifying the issues of highest impact or most importance to the Company’s stakeholders and prioritizing those considering internal and external perspectives. Workplace health and safety, social license to operate, value creation and wealth distribution, regulatory compliance and water management were identified as issues with the highest impact on Primero’s business over the next several years. The process will continue to consider all issues identified in the assessment and broaden to include external verification with employees and other stakeholder groups.

     The Company is pleased with its year on year reduction in overall accident frequency and is striving to achieve a zero-incident work environment with a strong safety culture. The Company plans to continue to promote and expand the CSR programs and stakeholder engagement that have been implemented in 2013. The Company is committed to the safety, health and welfare of its employees, contractors and visitors to its mines. The mines where we operate are the economic and social driving force of the community and Primero will continue to strengthen its involvement in the community.

     Primero supports community education and provides a 75% tuition subsidy to all students who attend the school in Tayoltita. In 2013, 260 students were enrolled at the school. Primero continued to work closely with the College of Professional Technical Education (CONALEP) campus in Tayoltita where students participate in classroom activities as well as hands on practical experience in Primero’s laboratories and workshops. Over the 7 years since the program started, more than 60% of the 156 graduates have been employees of the San Dimas Mine. In 2013 The Mexican Ministries of Education and Labor recognized Primero's ongoing support to this program with a 1st place distinction for practices in education and employment at the College.

     In 2013 Primero received the Clean Industry Certification for improvements to its management practices at the San Dimas operations. The voluntary program is coordinated by the Mexican environmental authority and reviews regulatory compliance together with the Company's best practices and continuous improvement in environmental performance.

     In February 2014, for the third consecutive year, the Company was awarded the “Socially Responsible Company (ESR) designation by CEMEFI, the Mexican Center for Philanthropy. The ESR award is given to companies operating in Mexico that are committed to sustainable economic, social and environmental operations in all areas of corporate life, including business ethics, involvement with the community and preservation of the environment.

MINING ACTIVITIES

SAN DIMAS MINE

     Except as indicated below, the following description of the San Dimas Mine has been summarized from the technical report entitled “San Dimas Property, San Dimas District, Durango and Sinaloa States, Mexico, Technical Report for Primero Mining Corp.” dated April 16, 2012 (the “Technical Report”), prepared in accordance with NI 43-101 by Mr. J. Morton Shannon, P. Geo., Mr. Rodney Webster, M.AIG, Mr. Herbert A. Smith, P.Eng, and Mr. Alan Riles, M.AIG, all of AMC Mining Consultants (Canada) Ltd. (“AMC”), each a “Qualified Person” for the purposes of NI 43-101, and each independent of the Company. Readers should consult the Technical Report to obtain further particulars regarding the San Dimas Mine. The Technical Report is available for review under the Company’s profile on the SEDAR website located at www.sedar.com.

     The scientific and technical information after April 16, 2012 under the heading “Mining Activities –San Dimas Mine” is based on information prepared by or under the supervision Mr. Gabriel Voicu, P. Geo., Vice President, Geology and Exploration for Primero.

Property Description and Location

     The San Dimas Mine is located on the borders of the Durango and Sinaloa states, approximately 125 km north-east of Mazatlan, Sinaloa and 150 km west of the city of Durango, Durango, in Mexico. The property is centered on latitude 24°06’N and longitude 105°56’W.

     The San Dimas property consists of 66 contiguous concessions covering 24,966 hectares, having expiry dates ranging from 2019 to 2060. As per Mexican requirements for grant of tenure, the concessions comprising the San Dimas Mine have been surveyed on the ground by a licensed surveyor. All appropriate payments have been made to the relevant authorities and the licenses are in good standing. Primero has secured surface rights by either acquisition of private and public land or by entering into temporary occupation agreements with surrounding communities.

     In 2013, the Mexican federal government introduced a mining royalty, effective January 1, 2014, based on 7.5% of taxable earnings before interest and depreciation. In addition, precious metals mining companies must pay a 0.5% royalty on revenues from gold, silver and platinum.

     Primero holds the appropriate permits under local, State and Federal laws to allow mining operations at the San Dimas mine. The main environmental permit is the Licencia Ambiental Unica under which the mine operates its “industrial facilities”. The mine and mill expansion of the San Dimas Mine is also covered by this permit. Other significant permits are those related to water supply and water discharge rights. A waste pad project was commenced in 2013 for which both the environmental impact study and the technical justification were approved by the Secretaria de Medio Ambiente y Recursos Naturales and the Mexican environmental protection agency. In addition, permits were received from the Commssión Nacional de Agua regarding the Piaxtla River diversion that is part of this waste pad project. As of March 2014 the river’s course has been diverted through the new canal and the aquatic life recovery had been achieved. The new waste pad is not operational yet but will be activated later on in 2014.

Access, Climate, Local Resources, Infrastructure and Physiography

Access

     Access to the San Dimas area is by air or road from the city of Durango. By road the trip requires approximately 10 hours. Primero maintains a de Havilland Twin Otter aircraft and a helicopter, both of which are based at Tayoltita. Travel from either Mazatlan or Durango to Tayoltita requires an approximate half hour flight in the Twin Otter aircraft. Most of the personnel and light supplies for the San Dimas Mine arrive on Primero’s regular flights from Mazatlan and Durango. Heavy equipment and supplies are brought in by road from Durango.

Climate

     The climate of the San Dimas area is semi-tropical, characterized by relatively high temperatures and humidity, with hot summers (maximum about 35° C) and mild winters. At higher elevations in the Sierra, frosty nights occur in the winter (November to March). The majority of the precipitation occurs in the summer (June through September); however, tropical rainstorms during October to January can result in considerable additional rainfall. The total average annual rainfall varies from about 66 to 108 cm. Weather does not affect the operations and mining is carried out throughout the year.

Local Resources and Infrastructure

     Mining at the San Dimas Mine is done by a mixture of contract mining and Primero personnel. Tayoltita is the most important population centre in the region with approximately 8,000 inhabitants, including mining personnel, and the population outside of this centre is sparse. Subsistence farming, ranching, mining and timber cutting are the predominant activities of the region’s population.

     Water for the mining operations is obtained from wells and from the Piaxtla River. Water is also supplied by Primero to the town of Tayoltita from an underground thermal spring at the Santa Rita mine.

     Electrical power is provided by a combination of Primero’s own hydro generation system – Las Truchas – and the Federal Power Commission Supply System (the “FPCSS”). Primero operates hydroelectric and back-up diesel generators, which are interconnected with the FPCSS. Las Truchas provides about 75% of the total requirement of the San Dimas Mine during nine months of the year. During the remaining three months of the year, corresponding to the dry season, the power for operations at San Dimas is mainly supplied by the FPCSS. Primero is currently expending the power generation of the Las Truchas facility from 50 GW to 75 GW.

     The main infrastructure of the San Dimas district consists of roads, a townsite, an airport, the crushing and processing facilities of the Tayoltita mill, the old San Antonio mill, the Tayoltita/Cupias and San Antonio tailings facilities, the Las Truchas hydro generation facilities, a diesel power plant and the San Dimas Mine, which is divided into five blocks: West Block (San Antonio Mine), Sinaloa Graben Block, Central Block, the Tayoltita and Arana Blocks (Santa Rita Mine). The San Antonio mill and tailings facilities are currently under reclamation. Primero holds sufficient surface rights to support the San Dimas mine operations, and associated infrastructure. Environmental permits are required from various federal, provincial, and municipal agencies, and are in place for all current operations. No new permits are currently required for current exploration activity and mining operations, but existing permit amendments are required from time to time.

Physiography and Vegetation

     The San Dimas district is located in the central part of the Sierra Madre Occidental, a mountain range characterized by very rugged topography with steep, often vertical walled valleys and narrow canyons. Elevations vary from 2,400 metres above mean sea level (“amsl”) on the high peaks to elevations of 400 metres amsl in the valley floor of the Piaxtla River. Vegetation is dominated by pines, junipers and, to a lesser extent, oaks at higher elevations while lower slopes and valleys are covered with thick brush, cacti and grass.

History

Prior Ownership

     The San Dimas property contains a series of epithermal gold silver veins that have been mined intermittently since 1757. Modern mining began in the 1880s, when the American San Luis Mining Company acquired the Tayoltita mine and American Colonel Daniel Burns took control of the Candelaria mine and began working in the area, and has continued under different owners to the present. By 1940, the San Luis Mining Company had acquired the Candelaria and the Contraestaca mines.

     A mining law introduced in 1959 in Mexico required the majority of a Mexican mining company to be held by a Mexican entity and forced the sale of 51% of the shares of the San Luis Mining Company to Mexicans. In 1961, the Minas de San Luis S.A. de C.V. was formed and assumed operations of the mine. In 1978, the remaining 49% interest was obtained by Luismin S.A. de C.V (“Luismin”).

     In 2002, Wheaton River Minerals Ltd. (“Wheaton River”) acquired the property and, in 2005, Wheaton River merged with Goldcorp. Through its wholly-owned subsidiary, Primero Empresa, Primero acquired the San Dimas Mine from subsidiaries of Goldcorp in August 2010. See “General Development of the Business – Three Year History – Acquisition of San Dimas Mine”.

Historical Exploration and Development Work

     In the San Dimas mining district there are historical records that mention workings since 1757, but it was not until 1890 that there were formal operations by the San Luis Mining Company and Mexican Candelaria Company. In 1904, the first cyanide mill in Mexico was built at Tayoltita. By 1940, the Candelaria mine had been mined out.

     In the 1960s, higher grade discoveries led to the first deep drilling campaigns and to the initial long tunnels. In 1975, the first 4.5 kilometre tunnel (deepest in the district) was completed in the Tayoltita mine, this being an area where ore discoveries such as the San Luis vein had taken place following the “Favourable Zone” concept described under “Deposits and Mineralization” below, aided by field geology. In the 1980s, American and Mexican groups commenced operations that led to the first geophysical and geochemical exploration in the east “Tayoltita-Santa Rita” block.

     By the late 1980’s and early 1990’s, the Favourable Zone concept and Ag/Au ratios supported by fluid inclusion and thermal fusion studies led to discovery of the San Antonio and Santa Rita deposits. After acquisition of the whole property by the Mexican group there was a significant reduction in exploration activities throughout the whole mining district

     In 2002, foreign investment (mainly Canadian) returned and the operation was acquired as a whole, which resulted in a substantial increase in drilling “long” drillholes combined with the development of long tunnels perpendicular to the general trend of veins. Examples of these tunnels include San Luis, Santa Anita and Sinaloa Graben, where significant intersections and new high grade veins, such as the Elia, Aranza, Victoria and Alexa, were discovered.

Historical Production

     Historical production for the San Dimas Mine from 2003 to 2013 is summarized in the following table:

San Dimas Mine Production

		Grade		Contained Ounces
	Tonnes	Au	Ag	Au	Ag
Year	(M t)	(g/t)(1)	(g/t)	(K oz)	(K oz)
2003	0.424	5.3	428	71	5,825
2004	0.398	6.9	525	88	6,717
2005	0.508	7.4	497	121	8,115

		Grade		Contained Ounces
	Tonnes	Au	Ag	Au	Ag
Year	(M t)	(g/t)(1)	(g/t)	(K oz)	(K oz)
2006	0.689	7.8	438	172	9,706
2007	0.685	6.3	341	138	7,501
2008	0.657	4.3	259	90	5,479
2009	0.673	5.4	247	116	5,356
2010(2)	0.612	4.5	244	88	4,803
2011	0.663	3.9	226	80	4,603
2012	0.721	3.9	234	88	5,134
2013	0.767	4.7	258	115	6,362

(1) Grams per tonne.
(2) Primero acquired the San Dimas Mine on August 6, 2010.

Geological Setting

Regional Geology

     The general geological setting of the San Dimas district includes two major volcanic successions totalling approximately 3,500 metres in thickness, which have been described the Lower Volcanic Group (“LVG”) and the Upper Volcanic Group (“UVG”) and are separated by an erosional and depositional unconformity.

     The LVG is of Eocene age predominantly composed of andesites and rhyolitic flows and tuffs and has been locally divided into six units. The LVG outcrops along the canyons formed by major westward drainage systems and has been intruded by younger members of the batholith complex of granitic to granodioritic composition.

     The Socavón rhyolite is the oldest volcanic unit in the district, its lower contact destroyed by the intrusion of the Piaxtla granite.

     The overlying Productive Andesite is more than 750 metres in thickness and has been divided into two varieties based on grain size, but of identical mineralogy. One variety is fragmental (varying from a lapilli tuff to coarse agglomerate), and the other has a porphyritic texture (1 to 2 millimetres plagioclase phenocrysts).

     Above the Productive Andesite, the overlying Camichin unit, composed of purple to red interbedded rhyolitic and andesite tuffs and flows, is more than 300 metres thick. It is the host rock of most of the productive ore shoots of Patricia, Patricia 2, Santa Rita and other lesser veins in the Santa Rita mine.

     The Las Palmas Formation, at the top of the LVG, consists of green conglomerates at the base and red arkoses and shales at the top, with a total thickness of approximately 300 metres. This unit outcrops extensively in the Tayoltita area. The lower contact between the LVG and the underlying Productive Andesite is unconformable.

     The predominant plutonic events in the district resulted in intrusion of the LVG by granitic to granodioritic intrusives, part of the Sinaloa composite batholith.

     Other intrusives cutting the LVG include the Intrusive Andesite, the Elena aplite and the Santa Rita dacitic dikes. The even younger Bolaños rhyolite dike and the basic dikes intrude both the LVG and UVG. Intrusive activity in the western portion of the Sierra Madre Occidental has been dated continuously from 102 to 43 million years. The UVG overlies the eroded surface of the LVG unconformably.

Local and Property Geology

     In the San Dimas district, the UVG is divided into a subordinate lower unit composed mainly of lavas of intermediate composition called Guarisamey Andesite and an upper unit called the Capping Rhyolite. The Capping Rhyolite is mainly composed of rhyolitic ash flows and air-fall tuffs and is up to 1,500 metres thick in the eastern part of the district; however, within most of the district it is about 1,000 metres thick. The San Dimas district lies within an area of complex normal faulting along the western edge of the Sierra Madre Occidental. Compressive forces first formed predominantly east-west and east-northeast tension gashes that were later cut by transgressive north-northwest striking slip faults. The strike-slip movements caused the development of secondary north-northeast faults, with right lateral displacement.

Deposits and Mineralization

Deposits

     The deposits of the San Dimas district are high grade, silver-gold-epithermal vein deposits characterized by low sulphidation and adularia-sericitic alteration. They were formed during the final stages of igneous and hydrothermal activity from quartz-monzonitic and andesitic intrusions.

     Typical of epithermal systems, the gold and silver mineralization at the San Dimas Mine exhibits a vertical zonation with a distinct top and bottom that the prior owner of the mine termed the “Favourable Zone”. At the time of deposition, this Favourable Zone was deposited in a horizontal position paralleling the erosional surface of the LVG on which the UVG was extruded.

     This favourable, or productive, zone at San Dimas Mine is some 300 metres to 600 metres in vertical extent and can be correlated, based both on stratigraphic and geochronologic relationships, from vein system to vein system and from fault block to fault block.

Mineralization

     The mineralization is typical of epithermal vein structures with banded and drusy textures. Within the San Dimas district, the veins occupy east-west trending fractures except in the southern part of Tayoltita where they strike mainly northeast and in the Santa Rita mine where they strike north-northwest. The veins were formed in two different systems. The east-west striking veins were the first system developed, followed by a second system of north-northeast striking veins. Veins pinch and swell and commonly exhibit bifurcation, horse-tailing and sigmoidal structures. The veins vary from a fraction of a centimetre in width to 8 metres, but average 1.5 metres. They have been followed underground from a few metres in strike length to more than 1,500 metres.

     Three major stages of mineralization have been recognized in the district: (1) early stage; (2) ore forming stage; and (3) late stage quartz. Three distinct sub-stages of the ore forming stage also have been identified, each characterized by distinctive mineral assemblages with ore grade mineralization always occurring in the three sub-stages: (1) quartz-chlorite-adularia; (2) quartz-rhodonite; and (3) quartz-calcite.

     The minerals characteristic of the ore forming stage are composed mainly of white, to light grey, medium to coarse grained crystalline quartz with intergrowths of base metal sulphides (sphalerite, chalcopyrite and galena) as well as pyrite, argentite, polybasite, stromeyerite, native silver and electrum.

     The ore shoots within the veins have variable strike lengths (5 to 600 metres); however, most average 150 metres in strike length. Down-dip extensions of ore shoots are up to 200 metres but are generally less than the strike length.

Exploration and Drilling

     Historically, exploration of the Favourable Zone at San Dimas Mine has been done both by diamond drilling and by underground development work. Diamond drilling is predominantly done from underground stations as both the rugged topography (i.e. access to surface drill stations) and the great drilling distance from the surface locations to the target(s) makes surface drilling both challenging and expensive. All exploration drilling and the exploration underground development work are done both in-house and by use of contractors.

Channel Sampling

     While drilling is now the current method of exploration, underground channel sampling plays a large role in the estimation of current Mineral Resources.

     Channel samples are routinely taken every three metres in all development in vein, and stoping is sampled every two rounds (6 metres). Sample limits within the vein are based on texture and mineralogy changes. No sample is more than 1.2 metres in length and the minimum sample width is 0.2 metres. A second cut is taken across the vein as a validation and the results averaged for grade control purposes. A tarpaulin is laid down below the sample line. The samples are taken as a rough channel along the marked line, ensuring that the unit is sampled in a representative fashion, with large slabs being broken and sub-sampled. The total sample which has collected on the tarpaulin is broken with a hammer, mixed and “quartered” such that a 2 kilogram sample is bagged and labelled with sample number and location details. Samples are dispatched to the Primero Tayoltita Mine Laboratory (the “TAY Lab”) and samples received by 1:00 p.m. are reported that day. Sketches of the face sampled are filed, showing samples’ physical locations from surveying and the measured width of each sample. Since January 2012, 15% of all channel samples and 100% of drillcore samples were sent to the independent SGS laboratory in Durango. These samples had QA/QC procedures applied and were of a standard that can be reliably used for estimation of Mineral Resources. The vein mapping and channel sampling is continually plotted on plans and both used for grade control and for Mineral Resource estimation. In 2013 all channel samples collected and sent to SGS laboratory in Durango (approximately 1/3) were subjected to QA/QC procedures.

     In the opinion of Mr. Voicu, the sampling methods are acceptable, meet industry-standard practice, and are acceptable for Mineral Resource and Mineral Reserve estimation and mine planning purposes.

Drilling

     All drilling was previously termed exploration drilling and was intended to collect data well away from the underground development that was intensively tested by channel sampling. Commencing in 2011 drilling campaigns were designed to convert Inferred Mineral Resources to Indicated Mineral Resources with new test targets designated as exploration drilling. The drilling conducted in 2013 is shown in the following table.

	Number of
Area	Drill Holes	Metres
Central Block	236	52,238
Sinaloa Graben	136	34,513
Tayoltita	22	2,283
El Cristo	12	5,699
West Block	26	7,076
Total	422	101,809

     Drill holes are typically drilled to get the best intersection possible such that the intersected width is as close as possible to the true width, while giving vertical coverage. Drilling underground is achieved by drilling from one vein development to another, or from specific drill stations. Holes are typically 200 to 250 metres long and generally between +/- 50o in dip, while surface drilling can be up to 700 metres deep. Generally, fans are drilled on multiple sections from one set up. Since October 2011, samples have been sent for analysis to the SGS laboratory in Durango and bulk density measurements have been systematically taken on core samples.

     Mr. Voicu has reviewed the appropriate reports, and is of the opinion that the data verification programs undertaken on the data collected from the San Dimas Mine adequately support the geological interpretations, the analytical and database quality, and therefore support the use of the data in Mineral Resource and Mineral Reserve estimation, and in mine planning.

Contemplated Exploration

     The San Dimas $11.3 million 2014 delineation and mine exploration program targets 28 veins and consists of 215 DDHs for 60,000 metres of diamond drilling, with approximately 26,750 metres allocated for delineation and 33,200 metres allocated for mine exploration, as well as 2,500 metres of exploration drifting. The San Dimas 2014 regional exploration program includes approximately 20,000 metres of diamond drilling targeting 17 veins over 1.5 metres wide.

     The current main production area is located in a prolific central corridor that runs south-west to north-east across the property. This central corridor historically contains vein systems that are noted for their high-grade nature, above average thickness and significant lateral extensions, although it is expected that by the end of 2014 a percentage of production will come from Alexa and Victoria in the Sinaloa Graben.

     The main target of the 2014 underground mine delineation and exploration program was to replace the depleted Mineral Reserves. The largest portion of the delineation drilling was planned for the Roberta-Robertita and Marina1- Marina2 vein systems in the Central Block, approximately 23,000 (67%) and the Victoria-Alexa and Elia-Aranza vein systems in the Sinaloa Graben, approximately 3,500 metres (10%). A further 3,621 metres and 4,198 metres are planned for delineation in the Santa Rita and Tayoltita areas, respectively. The objective is to delineate accurately already known historical Mineral Resources in former producing veins.

Mining Operations

     The San Dimas Mine operation includes five underground gold and silver mining areas: the West Block (San Antonio mine); the Sinaloa Graben Block; the Central Block, the Tayoltita mine and the Arana Block (the Santa Rita mine). Vein thickness varies from 0.1 metres to 8 metres with the average approximately 1.9 metres. Some veins have a strike length of more than 1,500 metres. Vein dips vary from about 35o to sub-vertical, the latter being decidedly more prevalent. The general mining recovery factor is about 95%, while that for sill mining is about 75%.

     Typical mining of the vein systems is by mechanized cut-and-fill & long hole, using drill jumbos or jacklegs, pneumatic long hole drills and load-haul-dump machines, with primary access provided by adits and internal ramps from an extensive tunnel system through the steep, mountainous terrain.

     Ground conditions throughout most of the San Dimas operations are good. The need for installation of ground support is assessed on an on-going basis as development and stoping progresses. In flatter-dip vein areas where the stopes tend to be wider, rock bolts and screen may be installed and low-grade pillars left for support.

     The basis for ore haulage at San Dimas is LHD equipment feeding either truck or rail haulage to the mill at Tayoltita. Development waste is generally moved to stopes as fill.

     There is one milling facility at Tayoltita to process the production from the active mining areas in San Dimas. The Tayoltita mill has a conventional process flowsheet that employs crushing and grinding followed by cyanidation and zinc precipitation for recovery of gold and silver. San Dimas operates a dry stack tailings deposition facility, which has a minimum of 17 year life at current processing rate.

Recent Operating History for the San Dimas Mine

     Since 2012 the Company has implemented a number of initiatives at San Dimas to increase production, reduce costs and expand Mineral Reserves and Mineral Resources. Initiatives designed to increase production include ensuring daily throughput at mill capacity of 2,150 tonnes TPD, which was achieved by end of first quarter 2013, introduction of long hole mining method, improving productivity per man shift, controlling mining dilution, accelerating mine development to increase the number of working faces, completing strategic tunnel connections and enhancing mine planning.

     In October 2012 the Company initiated a mine and mill expansion of the San Dimas Mine. The Company has taken a staged approach, initially optimizing existing operations before undertaking expansion of the San Dimas Mine and mill to 912,500 tonnes per year (“TPY”) or 2,500 TPD with an approved expenditure of $16.5 million. Construction of the mine and mill expansion was nearly completed during the first quarter of 2014, with the remaining work to be completed during second quarter of 2014.

     During the year ended December 31, 2013, San Dimas produced 143,114 gold equivalent ounces, exceeding the Company’s increased guidance range of 135,000 to 140,000 gold equivalent ounces. The Company produced 111,983 ounces of gold and 6.05 million ounces of silver, 27% and 18% higher, respectively, than 2012. Production at San Dimas in 2013 was higher than 2012 primarily as a result of mining more ore at higher grades. Throughput in 2013 increased by approximately 6% over 2012, averaging 2,101 TPD (based on 365 day availability), as a result of implementing long-hole mining combined with the Company’s mining optimization program that was initiated in the 2012. The optimization program has been successful at reducing process inefficiencies, increasing throughput and improving mining dilution. In 2012 San Dimas was operating two long-hole drills to test the mining method in several of the San Dimas veins with varying widths and dip. In 2013 San Dimas formally included long-hole mining in its mine plans, whereby approximately 15% of total tonnes of mining was achieved by long-hole mining, with the objective to mine about 30% of the deposit by this method by the end of 2014.

     The Company generated strong operating cash flow and continued to invest in San Dimas Mine with capital expenditures during 2013 of approximately $68 million, including exploration activities

2014 Development Plans

     The Company is currently commissioning the newly expanded milling facilities to 2,500 TPD. The Company has designed the mill expansion project such that a potential further expansion to 3,000 TPD can be achieved with minimal capital and no down-time to operations. The Company will continue detailed engineering in 2014 for a potential expansion decision to 3,000 TPD by Q3 2014.

     The San Dimas underground development plan for 2014 envisages a similar development rate and number of metres of advance as was achieved in 2013, being about 20 kilometres of drifting.

     In 2014, San Dimas expects to produce between 155,000 and 165,000 gold equivalent ounces up to 15% higher than 2013, based mainly on higher throughput. Production is expected to ramp-up at the end of the first quarter when the milling capacity of 2,500 TPD is achieved.

     Capital expenditures during 2014 are expected to total approximately $38 million excluding capitalized exploration costs. Underground development capital and sustaining capital remain at similar levels to 2013 at nearly $15 million. The 2014 project capital includes the remaining expenditure for the mill expansion to 2,500 TPD ($3.3 million), and the second phase of a two-year waste rock pad project ($3.3 million) designed to support the long-term waste disposal at San Dimas, and the San Dimas Hydro power expansion and other projects ($5.2 million).

Environmental Matters

     During the year ended December 31, 2013, the Company spent $0.82 million on capital projects related to environmental protection, being the purchase of a third tailings pump at the San Dimas mine and the implementation of a containment system for the tailings pipeline.

     The San Dimas property is subject to a full closure plan and reclamation of the site upon cessation of operations, which would involve all facilities currently being used (mill, hydro plant, mines, surface infrastructure, power line, roads, dry tailings). The Company has accrued a decommissioning liability consisting of reclamation and closure costs for the San Dimas mine. The undiscounted cash flow amount of the obligation was $31.3 million at December 31, 2013 and the present value of the obligation was estimated at $8.7 million, calculated using a discount rate of 7.75% and reflecting payments made during and at the end of the mine life, which for the purpose of this calculation, the Company has assumed is in 22 years. In respect of the decommissioning liability, the Company expects to incur $2.2 million in 2015 and $2.0 million in 2016 to remediate the historical San Antonio tailings, with the remainder of the expenditures to be incurred mainly at the end of the mine life.

     Primero continued with its annual environmental awareness campaign reaching out to approximately 1,000 students from 10 different educational institutes. Students from pre-school through to high school participated in discussions relating to environmental education, energy and water conservation, waste classification, and regional flora and wildlife.

     In 2013 Primero received the Clean Industry Certification for improvements to its environmental management practices at the San Dimas operations. The voluntary program is coordinated by the Mexican environmental authority and reviews regulatory compliance together with the Company's best practices and continuous improvement in environmental performance.

     In February 2014, for the third consecutive year, the Company was awarded the “Socially Responsible Company (ESR) designation by CEMEFI, the Mexican Center for Philanthropy. The ESR award is given to companies operating in Mexico that are committed to sustainable economic, social and environmental operations in all areas of corporate life, including business ethics, involvement with the community and preservation of the environment.

     On January 3, 2012, tailings containing 5 ppm cyanide were spilled into the Piaxtla River, impacting a total area of 2.5 kilometres. The spillage was the result of a hole that developed in a tailings pipe. The Company notified Mexican governmental authorities of the incident. PROFEPA and CNA visited the site in January 2012. The Company understands that both the PROFEPA and the CNA considered the spillage to be localized. On January 5, 2012, the municipality of San Dimas confirmed in a letter to the Company that they considered the incident as localized and under control. Following the spill, the Company took a number of corrective actions including design and building of a containment structure for the tailings pipe, which is now fully operational. All PROFEPA’s requests were implemented and on September 3, 2012, Primero received final resolution from CNA specifying a fine of $93,500 pesos, which the Company paid on September 20, 2012. On September 17, 2012, following the final resolution from CNA, the Company was notified by PROFEPA that it was fined $31,200 pesos. The resolution notification referred to non-compliance to a “hazardous waste” regulation. In March 2013, the Company expressed its position to PROFEPA that the tailings are not subject to the “hazardous waste” regulation. The Company and PROFEPA came to terms that the tailings are not considered “hazardous waste”, at which point the Company accepted to pay the nominal fine shortly thereafter in the first quarter of 2013. Following the corrective actions implemented by the Company, an external consulting firm completed an on-site inspection and concluded that the actions taken by the Company were sufficient and no long term damage to the aquatic life was concluded. See “Risk Factors – San Dimas Tailings Management Risks”.

     Primero is currently dealing with two past environmental liabilities: reclamation of old San Antonio milling facilities and closure/reclamation of old San Antonio (Contraestaca) tailings facilities. All work is expected to be completed in 2016.

San Antonio Tailings

     Due primarily to the exhausted capacity of the tailings dam, the San Antonio mill was shutdown in 2003. The tailings dam site is located in a turn in a steep walled river canyon downstream of the mill operation. The river has been diverted through two tunnels which have been excavated in the canyon wall on the inside of the river bend. A third tunnel for road access has been excavated and also serves as an additional channel for the river in high flow periods. In the 2002 due diligence by Wheaton River, the San Antonio tailings dam was identified as a risk to failure due to a low safety factor in the dam, risk associated with an unknown hydrostatic head in the active tailings deposition area and possible erosion due to a flood event in the adjacent river.

     Since the shutdown of the San Antonio mill operations, some of the risk has been removed by elimination of the hydrostatic head in the dam and diversion of a local drainage channel. It has been proposed that the dam safety factor be increased by extending the concrete wall on the upstream side of the dam and protection of the downstream side by covering it with mine waste rock. These measures would also decrease the erosion potential of the tailings. Some of this work was initiated while options to close and reclaim the tailings dam were studied. DMSL received approval to reclaim the San Antonio dam by stabilizing the tailings in their current location after an environmental assessment, which demonstrated the validity of the plan, was submitted. A scale model was developed that through a series of tests, determined the best design from the hydraulic aspect and to determine if some of the design features needed to be augmented. During 2007, in agreement with the design by Knight Piesold (international geotechnical consultant), the emplacement of a rock filled berm began with about 60% completed, however, the rains and lack of an access road significantly affected progress. Further work was done in 2008 and subsequent years.

     Full closure of the San Antonio old tailings facilities, which consists of completing a downstream berm and spillway, will be completed in 2016 as per Primero asset retirement obligations.

     See “Risk Factors – San Dimas Tailings Management Risks”.

Amended and Restated Silver Purchase Agreement

     As part of the Acquisition, Primero assumed the second amended and restated silver purchase agreement among Silver Trading, SW Caymans, DMSL and Silver Wheaton, originally dated as of October 15, 2004, restated as of March 30, 2006, amended and restated as of August 6, 2010 (the “Amended and Restated Silver Purchase Agreement”). The Amended and Restated Silver Purchase Agreement governs purchases of silver produced from the San Dimas Mine by SW Caymans. After meeting its contractual obligations to SW Caymans, Primero is free to sell all other produced silver at market prices. The following is a summary of the material terms of the Amended and Restated Silver Purchase Agreement:

  the term of the Amended and Restated Silver Purchase Agreement is for the life of the San Dimas Mine, with an initial term expiring October 15, 2029, and automatic renewals for additional terms of ten years each, subject to SW Caymans’ right to terminate;

  Silver Trading sells annually (a “Contract Year”) to SW Caymans an amount of refined silver (“Refined Silver”) determined as follows:

  number of ounces of Refined Silver equal to all silver in respect of which Primero Empresa or any of its affiliates receives payment from any offtaker in each Contract Year (the “Payable Silver”) until a threshold amount of ounces of Refined Silver for such Contract Year (the “Threshold Amount”) has been sold and delivered to SW Caymans for the Contract Year. The Threshold Amount is 3.5 million ounces until the fourth anniversary of the completion of the Acquisition and 6.0 million ounces thereafter;

  after the Threshold Amount has been delivered for a Contract Year, an amount of Refined Silver equal to 50% of any additional ounces of Payable Silver over the Threshold Amount. For the Contract Year commencing August 5, 2013, the Company had delivered the Threshold Amount in March 2014;

  the purchase price for the Refined Silver is equal to the lesser of (a) a fixed price of $4.04 plus an increase of one percent annually ($4.20 commencing in August 2014 plus an annual one percent increase) and (b) the market price of Refined Silver at the time of sale;

  if, by October 15, 2031, 215 million ounces of Refined Silver (the “Minimum Silver Amount”) have not been sold and delivered to SW Caymans by Silver Trading under the Amended and Restated Silver Purchase Agreement (including amounts produced under predecessor agreements equal to approximately 37.25 million ounces as at April 30, 2010), then Silver Trading will be obligated to pay to SW Caymans an amount (the “Minimum Silver Payment”) equal to:

  Minimum Silver Amount, less the number of ounces of Refined Silver actually sold and delivered to SW Caymans by October 15, 2031;

multiplied by

  $0.50 per ounce;

provided that (a) a default in payment of the Minimum Silver Payment will not constitute an “Event of Default” under the Amended and Restated Silver Purchase Agreement, and (b) Goldcorp will indemnify Silver Trading for, and accordingly will be ultimately responsible for, any amount paid in respect of the Minimum Silver Payment under the Indemnity Agreement (as defined in “Mining Activities – San Dimas Mine – Agreements in Support of the Silver Purchase Agreement”), except to the extent that the deficiency payment arises because Silver Trading did not comply with its obligations to sell and deliver to SW Caymans silver required to be sold and delivered under the Amended and Restated Silver Purchase Agreement (other than with respect to the failure of Silver Trading to sell and deliver the Minimum Silver Amount);

until the third anniversary of the Acquisition and the satisfaction of certain financial covenants, the Company and its affiliates are prohibited from incurring financial indebtedness in excess of $50 million, excluding the Promissory Note and the Convertible Promissory Note issued to DMSL in partial payment of the Purchase Price, without the prior written consent of SW Caymans, such consent not to be unreasonably withheld, provided that such consent is not required after the third anniversary of the completion of the Acquisition for any additional proposed financial indebtedness in excess of $50 million in the event that:

Promissory Note has been repaid in full, or provision for such payment has been made on terms satisfactory to SW Caymans; and

Company will be in compliance with certain financial ratios relating to consolidated indebtedness to total capitalization, debt service coverage, and leverage related to net indebtedness after incurring the proposed financial indebtedness;

the Company and Silver Trading will cause all silver produced by Primero Empresa to be sold, on standard commercial terms, to a third party, or offtaker, that purchases or takes delivery of the silver for the purpose of smelting, refining or other beneficiation of the silver for the benefit of Primero Empresa and its affiliates;

the Company and Silver Trading will cause Primero Empresa to operate the San Dimas Mine in a commercially prudent manner and in accordance with good mining, processing, engineering and environmental practices prevailing in the mining industry, and in particular all short and long term mine planning, processing decisions and production decisions must include silver prices typical of normal industry practice and be made on the basis that Primero Empresa is receiving all of the silver production;

the Company and Silver Trading will cause Primero Empresa not to abandon any of the mineral properties that constitute the San Dimas Mine, allow or permit any of them to lapse or cease conducting mining operations or activities on them, unless reasonable evidence can be provided to SW Caymans showing that it is not economical to mine minerals from the mineral properties that Primero Empresa proposes to abandon or let lapse;

the Company has granted a right of first refusal to SW Caymans to meet any offer of a third party to enter into an agreement similar (in structure or economic impact) to the Amended and Restated Silver Purchase Agreement with respect to any metal produced from any other mining properties or projects owned by the Company or any of its affiliates or in which any of them have a right, title or interest; and

the mineral properties that form the San Dimas Mine may not be sold without the consent of SW Caymans, such consent not to be unreasonably withheld.

     Silver Trading is currently entitled to purchase from Primero Empresa silver produced from the San Dimas Mine under a silver purchase agreement that provides that:

  Primero Empresa will sell to Silver Trading an amount of Refined Silver equal to the amount of Refined Silver to be sold by Silver Trading to SW Caymans under the Amended and Restated Silver Purchase Agreement; and

  Silver Trading will pay to Primero Empresa a price for all Refined Silver equal to the lesser of approximately $4 per ounce (adjusted for inflation) and the prevailing market price of Refined Silver at the time of sale.

     See “Risk Factors – Indebtedness”, “Risk Factors – Risks Inherent in Acquisitions” and “Risk Factors – Conflicts of Interest”.

Agreements in Support of the Silver Purchase Agreement

     Primero Empresa has granted to SW Caymans first ranking security interests, subject only to certain permitted encumbrances, in all of its present and after acquired personal property related to the San Dimas Mine as security for its obligations under the Amended and Restated Silver Purchase Agreement. In addition, the Company and Primero Empresa have guaranteed the obligations of Silver Trading under the Amended and Restated Silver Purchase Agreement. The security granted or to be granted is subject to the following qualifications:

  the security will exclude mining properties and concessions, real property, contracts and tangible personal property not related to the San Dimas Mine, and any shares or other equity interest in a company that does not own any interest in Primero Empresa or the collateral granted by Primero Empresa; and

  the security granted may be subordinated, other than with respect to the first mortgage against the San Dimas mining concessions based on the value of the silver to be delivered to SW Caymans under the Amended and Restated Silver Purchase Agreement, with respect to financial indebtedness permitted under the Amended and Restated Silver Purchase Agreement, as described above and subject to the execution of an inter-creditor agreement between SW Caymans and the applicable lender.

     Concurrent with the entering into of the Amended and Restated Silver Purchase Agreement, Goldcorp delivered to SW Caymans a guarantee (the “Guarantee”) and Primero and certain of its affiliates entered into an indemnity agreement (the “Indemnity Agreement”) with Goldcorp and an affiliate of Goldcorp. The Guarantee and the Indemnity Agreement provide that:

  Goldcorp guarantees to SW Caymans the performance of the obligations of Silver Trading under the Amended and Restated Silver Purchase Agreement with respect to (a) delivery and sale of refined silver to SW Caymans and (b) payment of any deficiency payment resulting from failure of Silver Trading to deliver and sell the Minimum Silver Amount;

  the Company and its affiliates have agreed to indemnify Goldcorp for any payments that Goldcorp is required to make under the Guarantee, other than in respect of any deficiency payment resulting from the failure to deliver and sell the Minimum Silver Amount (except to the extent that a deficiency payment with respect to the Minimum Silver Amount arises as a result of Silver Trading’s failure to sell and deliver produced silver to SW Caymans under the Amended and Restated Silver Purchase Agreement);

  Goldcorp has agreed to indemnify the Company and its affiliates for any deficiency payments payable by the Company or Silver Trading to SW Caymans under the Amended and Restated Silver Purchase Agreement if the Minimum Silver Amount is not sold and delivered to SW Caymans (except to the extent that a deficiency payment with respect to the Minimum Silver Amount arises as a result of Silver Trading’s failure to sell and deliver produced silver to SW Caymans under the Amended and Restated Silver Purchase Agreement); and

  the Company and its affiliates have provided security to Goldcorp to support their indemnity, on substantially the same terms as, and ranking in priority immediately after, the security granted and to be granted to SW Caymans and such security is subject to substantially the same restrictions on indebtedness and other covenants as are provided for in the Amended and Restated Silver Purchase Agreement (other than the right of first refusal and the incurring of additional indebtedness).

Taxes

     Corporate profits in Mexico are taxed only by the Federal Government. Through 2008, there were two federal taxes in Mexico that applied to mining company operations; a Flat Rate Business Tax (“FRBT”) and a corporate income tax. Mexican corporate income tax is calculated based on gross revenue less deductions for all refining and smelting charges, direct operating costs, all head office general and administrative costs, and depreciation deductions. During 2008 and 2009, the corporate income tax rate in Mexico was 28%, it was 30% from 2010 to 2013, and it is planned to be 30% during 2014 and subsequent taxation years. On October 17, 2011, the Company filed a formal application to the Mexican tax authorities for an advance pricing agreement on the appropriate price of silver sales under the silver purchase agreement. On October 4, 2012, the Company received a ruling from the Mexican tax authorities that the appropriate price was the approximate $4 per ounce received from SW Caymans. This confirmed the silver pricing in Primero Empresa’s 2010 and 2011 income tax returns See “General Development of the Business – Three Year History – Advance Pricing Agreement Ruling”.

     On October 31, 2013, the Mexican Congress approved an extensive tax reform bill that has far reaching implications to the mining sector and taxpayers generally. The reforms included a tax-deductible mining royalty of 7.5% on taxable earnings before the deduction of interest, taxes, depreciation and amortization, with precious metals mining companies paying an additional 0.5% on gold and silver revenue. The tax reforms are effective from January 1, 2014 and as such the Company is subject to the mining royalty as of this date. As part of the reform, the FRBT was repealed.

BLACK FOX COMPLEX

     The following description of the Black Fox Complex has been summarized from two technical reports entitled “Brigus Gold Corp. Black Fox Project National Instrument 43-101 Technical Report” dated January 6, 2011 (the “Black Fox Technical Report”), prepared in accordance with NI 43-101 by Tetra Tech WEI Inc., and “Technical Report and Mineral Resource Estimate for the Grey Fox Project” dated June 21, 2013 (the “Grey Fox Technical Report”), prepared by Pierre-Luc Richard, MSc, P.Geo., Bruno Turcotte, MSc, P.Geo., and Carl Pelletier, BSc, P.Geo., all of InnovExplo Inc., for the Grey Fox Technical Report, each a “Qualified Person” for the purposes of NI 43-101, and each independent of the Company. Readers should consult the Technical Report to obtain further particulars regarding the Black Fox Property. The Black Fox Technical Report and the Grey Fox Technical Report are available for review under the Company’s profile on the SEDAR website located at www.sedar.com.

     The scientific and technical information after January 6, 2011 and June 21, 2013, respectively, under the heading “Mining Activities –Black Fox Complex” is based on information prepared by or under the supervision Mr. Howard Bird, Senior Vice President, Exploration for Brigus. The description of the Black Fox Complex included in this Annual Information Form has been approved by Mr. Gabriel Voicu, P. Geo., Vice President, Geology and Exploration for Primero.

Property Description and Location

     The Black Fox Complex is located in the Timmins Mining District in the Province of Ontario. The Black Fox Complex is situated 11 kilometres (“km”) east of Matheson, Ontario and the Black Fox mill is 20 km west of Matheson, Ontario. The Black Fox open pit mine and the Black Fox mill have been in operation since May 2009 and commercial production from the underground mine commenced in October 2011.

     The Black Fox mine and the two adjacent exploration properties, Grey Fox and Pike River, comprise the Black Fox Complex. The Black Fox Complex has a contiguous land package of 18 square km extending over a 6.5 km strike of the Destor-Porcupine Fault Zone. The Black Fox mill property, which hosts the historic Stock Mine deposit, covers 24.7 square km and is located 31 km west of the Black Fox mine. The mill property extends over 6.0 km of the Destor-Porcupine Fault Zone.

Access, Climate, Local Resources, Infrastructure and Physiography

Access

     Access to the Black Fox Complex is via Highway 101 East. The Black Fox mine and its facilities and the Grey Fox exploration project are located on the south side of Highway 101 East 11 km east of Matheson and the Black Fox mill is located on the North side of Highway 101 20 km west of Matheson.

Climate

     The minimum and maximum mean annual temperatures in the region are -4.8°C and +7°C. July and January average temperatures are 17.3°C and -17.3°C, respectively. The mean annual rainfall for the region is 857 mm (www.worldclimate.com). Rapid melting of accumulated snowfall can produce local flooding on the property for short periods during the spring months. Average monthly wind speeds for the region are 11 to 15 km/h (Dyck, 2007). It is possible to conduct exploration activities year round.

Local Resources and Infrastructure

     Much of the old mine infrastructure was upgraded in 2010 to facilitate mine development. New infrastructure to support open pit and underground mine operations include a truck shop, laboratory, administration building, the firewater/ freshwater pump house, and ancillary buildings.

     The Black Fox mill is fed from an existing 27 kilovolt (kV) power line to the mill site. Power is distributed at the plant site from this 27 kV power line, a 5 mega volt ampere (MVA), 4,160 volt (V), 3 phase, 60 hertz (Hz) distribution transformer.

     The Black Fox mine is being supplied with fresh water from a well. Water from dewatering of the mine site is channelled to the mine’s holding pond for recycling and /or discharge through the Black Fox water treatment facility. Excess water is treated during the spring and summer months for discharge to the environment through the water treatment system.

     Supplies and services are available in Matheson or Timmins and can be delivered with a 12-hour turnaround. Primero holds sufficient rights to support the Black Fox Complex operations, and associated infrastructure. Environmental permits are required by various federal, provincial, and municipal agencies, and are in place for all current operations. No new permits are currently required for current exploration activity and mining operations, but existing permits amendments are required from time to time.

Physiography and Vegetation

     The property is located in a Boreal Shield ecosystem. The topography is moderate and averages about 280 metre amsl. Secondary-growth forest covers about 75% of the property and rock outcrops are sparse, comprising only 5% of the property physiography. The thick clay-rich overburden found across the property is typically 20 to 30 metres thick.

History

     The property was first explored by Dominion Gulf in 1952 and then by Hollinger in 1962. In 1988, Glimmer Mine Inc. put together the property package using a combination of crown and private lands. In 1989, Noranda Exploration Company Ltd. (Noranda) entered into a joint venture agreement with Glimmer. As a result of this agreement, Noranda held a 60% interest in the property. During their ownership, Noranda merged with Hemlo Gold Mines Inc. (Hemlo). Exall purchased the property from Hemlo in April 1996, obtaining approximately 60% interest in the property with Glimmer retaining 40%. Apollo Gold acquired a 100% ownership in the fall of 2002 and renamed the property “Black Fox” (Prenn, 2006). In June 2010 Apollo and Linear Gold Corporation (Linear) merged to form Brigus.

Sandstorm Goldstream Agreement

     On November 9, 2010, Brigus entered into the Goldstream Agreement with Sandstorm pursuant to which Sandstorm agreed to purchase 12% of the gold production from the Black Fox mine beginning in January 2011 and 10% of future production from the Black Fox Extension covering a portion of the adjoining Pike River property. Sandstorm made an upfront payment of $56.3 million of which Brigus used a portion to effectively settle the balance of its forward gold sales contracts eliminating the obligation to deliver 99,409 ounces from October 2011 to March 2013. Sandstorm will also pay Brigus ongoing per ounce payments of $500 subject to an inflationary adjustment beginning in 2013, not to exceed 2% per annum. Brigus had the option, for a 24 month period, to reduce the Goldstream Agreement to a minimum of 6% of production from the Black Fox mine and 4.5% of production from the Black Fox Extension for a payment of US$36.6 million.

     On November 5, 2012, Brigus elected to exercise the option and repurchased 4% of the Goldstream for $24.4 million. This reduced Sandstorm’s portion of future production at Black Fox to 8% and the Black Fox Extension to 6.3%.

Historical Exploration and Development Work

     Beyond the known mineral reserves and resources, upside potential exists for resource additions from ongoing exploration drilling at the Black Fox Complex and Black Fox mill property. The Black Fox Complex ore bodies remain open at depth and along strike.

     Brigus began exploration of the Black Fox mine site in 2003. From 2003 to 2007, Brigus conducted a drilling program, during which 504 surface core drill holes totalling 149,548 metres and 396 underground holes totalling 78,644 metres were completed. Brigus’ drilling supplemented the data from the 286 surface and 707 underground drill holes drilled by the previous owners. In 2008 and 2009, Brigus drilled 69 holes for a total of 13,651 metres on the Grey Fox and Pike River properties, which are adjacent to the Black Fox mine site.

     The 2008 drilling program of 16 core holes was successful in intersecting gold mineralization in rocks similar to the host rocks of the Black Fox ore on the Destor-Porcupine Fault Zone. Brigus called this north-south mineral structure the Contact Zone. The 2008 drilling program also hit very high grade gold mineralization in a silicified breccia within the Contact Zone.

     The 2009 drilling program completed 53 holes at the Contact Zone and the Grey Fox and Pike River properties. Drilling results continued to show gold mineralization continuity in multiple shallow, mineralized zones.

     In December 2010, Brigus discovered the 147 gold zone located approximately 400 metres to the south of the Contact Zone on the Grey Fox property. The 2010 exploration drilling program completed 69 drill holes (26,805 metres) at the Grey Fox and Pike River properties that included 34 drill holes (12,703 metres) on the Contact Zone, 14 drill holes (5,123 metres) on the Gibson deposit/shear, 3 drill holes (1,503 metres) on the Grey Fox South Zone, 11 drill holes (4,336 metres) on the Hislop North target, and 7 drill holes (3,139 metres) on the 147 Zone. Drilling results continued to show gold mineralization continuity in multiple mineralized zones on the Contact Zone and the newly discovered 147 Zone. A helicopter, high-resolution, magnetic geophysical survey was completed during September 2010 covering the 17-square km Black Fox Complex. In addition, line cutting at the Black Fox Complex was completed in September 2010 in preparation for the advanced Quantec Titan 24 IP geophysical system survey. The Titan survey was completed in October 2010. The purpose of the two surveys is to detect conductive mineralization, disseminated mineralization, alteration, structure and geology resulting in the identification of prospective drill targets. Final geophysical survey reports were delivered in December 2010.

     The 2011 exploration drilling program completed 247 drill holes (92,273 metres) at the Grey Fox and Pike River properties that included 79 drill holes (27,881 metres) on the Contact Zone, 28 drill holes (8,798 metres) on the Gibson deposit/shear, 2 drill holes (883 m) on the Grey Fox South Zone and 138 drill holes (54,710 metres) on the 147 Zone. Drilling results continued to show gold mineralization continuity in multiple shallow, mineralized zones on the Contact Zone and the newly discovered 147 Zone.

     The 2012 exploration drilling program completed 261 drill holes (76,566 metres) at the Grey Fox and Pike River properties that included 64 drill holes (20,285 metres) on the Contact Zone, 140 drill holes (33,902 metres) on the 147 Zone, 1 drill hole (260 metres) on the new Whiskey Jack Zone and 56 drill holes (22,119 metres) on the newly discovered Grey Fox South. The bulk of the Contact and 147 Zone drilling program was focused on converting the inferred resources to the indicated category. Drilling results continued to show gold mineralization continuity in multiple mineralized zones on the Contact, 147 and Grey Fox South zones.

     Apart from the Black Fox mine deposit mineralization, the majority of known gold mineralization defined to date at the Black Fox Complex occurs within the Contact Zone and 147 Zone on the Grey Fox-Pike River properties. Previous drilling by Brigus on the Contact Zone and 147 Zone highlighted the potential for significant gold resources with the possibility of underground mining. Following drilling completed in 2011, the Contact Zone has been extended for at least 1,200 m, however the core zone of gold mineralization of interest is approximately 450 m in strike length and remains open to the north and at depth. Most of the 2009 to 2012 drilling was relatively shallow, concentrated within 200m of bedrock.

     In September 2010, Scott Hogg & Associates Ltd. was commissioned by Brigus to perform a helicopter-borne aeromagnetic gradient survey over the Black Fox Mine Block, which included the project area and the Black Fox Mill Block. The survey was performed using a Wisk Air Bell 206 LR helicopter and a total of 1,074 line-kilometres of data was collected. Of this, 490 kilometres were from the Black Fox Mine Block, and 584 kilometres were from the Black Fox Mill Block.

     In 2010, an IP ground-based geophysical program was completed over the Black Fox Complex with a total of 38.9 line-kilometres, including the Grey Fox property. The survey, which is designed to detect conductive mineralization, disseminated mineralization, alteration, structure and geology, generated 12 high-priority drill targets and 14 secondary targets. The 2010 drilling program of Brigus followed-up on historical data and also tested new gold occurrences on the project. Three drill rigs were used to explore the Contact Zone and the Gibson, Grey Fox South, Hislop North and 147 Zone targets. Drilling was performed by Norex Drilling and the core was of NQ diameter. A total of 69 drill holes, amounting to 26,805.49 metres, were drilled on the property in 2010.

     During Brigus’ 2011 drill program, two drill rigs were used for infill drilling and testing along strike and down-dip on the Contact Zone. Two or three other drill rigs were used to expand the 147 Zone, and one drill rig was used to test other known gold-bearing structures and targets that were identified from the induced polarization and magnetic geophysical survey. Drilling was conducted by Norex Drilling and Laframboise Drilling Inc. All core samples were of NQ diameter.

Historical Production

     The former Glimmer underground gold mine operated on the Black Fox property over the period 1997-2001, and produced approximately 211,000 oz of gold by contract milling. Underground mining extended to depths of approximately 200 m to 215 m below the surface before operations were suspended due to low gold prices in May of 2001.

Black Fox Mill Production
	Tonnes	Au	Au
Year	(M t)	(g/t)	(K oz)
2010	0.721	3.16	67.5
2011	0.726	2.54	55.8
2012	0.736	3.43	77.4
2013	0.753	4.34	98.7

Geological Setting

     The Destor-Porcupine Fault Zone is the known host structure of the Black Fox Complex and many other occurrences of gold and gold mines in the Timmins Mining District. The Destor-Porcupine Fault Zone is a deep break in the Precambrian rocks of the Abitibi Greenstone Belt. The system regionally strikes east-west and dips variably to the south. Black Fox lies on the southern limb of a large scale fold on a flexure in the Destor-Porcupine Fault where the strike changes from east-west to southeast. Folded and altered ultramafic and mafic are the host rocks for mineralization. Gold occurs as free gold in quartz veining and stockworks in altered ultramafics and in gold associated with pyrite in altered tholeiitic basalts. The Timmins Mining District was first discovered in the early 1900s and has been a prolific producer of gold and other metals.

Deposits and Mineralization

Deposits

     The Black Fox deposit sits astride the Destor-Porcupine Fault Zone and is open at depth and along strike to the southeast. Black Fox is being mined as an open pit and underground mining operation. Black Fox commenced mining from the open pit in May 2009 and achieved commercial production from the underground operations in October 2011. The Grey Fox deposit is located 4 km south-east of Black Fox deposit.

Mineralization

     The Black Fox mineralization is subdivided into three main domains based on the continuity and style of the mineralization. The first is called the “Main Zone” and is delineated by the primary domain of shearing and mineralization. It is broader near surface reaching a maximum true width of 150 m normal to strike and dip and narrows at depth. It averages approximately 80 m normal to strike and dip and has currently been drill tested to 600 m below surface. Within the “Main Zone”, the mineralization occurs along both a foliated fabric cut by discrete shear zones and as stockwork carbonate veining.

     The second mineralization domain is called the “Flow Zones”. This mineralization occurs as numerous sigmoid and lens shaped bodies completely hosted within or adjacent to the “Main Zone”. The gold mineralization within these bodies has good geologic and grade continuity. The rock is distinctive with strong foliation, pervasive shearing and can be correlated reasonably well between adjacent drill holes.

     The third mineralization domain is High Grade (“HG”) Indicator Zone. This was a probabilistic approach to define the zones of mineralization over an average gold grade of 2 grams per tonne (“gpt”). This HG Indicator Zone was constrained within the Main Zone and overlapped at times on the Flow Zone.

     Grey Fox mineralized zones occur along and adjacent to the eastern end of the Timiskaming lens, which in the area of the mineralized zones trends northerly and dips steeply to the east. Drilling suggests that east of the mafic-sedimentary contact, the stratigraphy in the mafic volcanic sequence also trends north and dips steeply east. The sequence comprises alternating massive, pillowed and variolitic mafic units, and local thin volcano sedimentary horizons. Drill core observations suggest that the sequence is generally weakly foliated, despite proximity to the intense ductile strands of the Destor-Porcupine Fault system to the north, although some lithologies including sedimentary horizons and contacts may have localized displacement, as suggested by cataclastic breccias and narrow semi-brittle shear zones associated with mineralization

Exploration and Drilling

Sampling

     The sampling procedure begins with the geologist defining each sample interval and designating such with a sample tag documented in a sample book. They next mark the core with a center line cut mark and replace the core box lids for transfer to the sawing station. In the sawing room technicians saw the core sample in half with a diamond saw and place one half in a bag which is marked with the sample number and includes a sample tag. The half core that remains in the core box has the lid replaced and is placed back in the rack by the technician. Blank and standard samples are inserted approximately every twenty samples and are numbered in sequence with the core samples. The samples are then stored inside the core facility until they are picked up by Swastika Laboratories, located in Swastika, Ontario, Canada. The samples are placed into their truck, with each sample being checked off a list as it is being loaded and then taken directly to the laboratory where they are unloaded into a secure facility. At the logging area, once a truck load of split core has accumulated, the boxes are labelled with hole number and footage on stainless steel tags and then moved to covered storage racks located outdoors.

     Brigus sawed the core and shipped ½ of the drill core to either Swastika or SGS Laboratories. The labs prepared a 30 g sample for fire assay with a gravimetric finish. The core was first crushed -10 mesh and a 400 g split then pulverized. As a quality check, the coarse reject sample material from each mineralized zone, over 1.0 g/t Au is sent to the other lab. The rejects are re-split, pulverized and re-assayed using a 30g fire assay with a gravimetric finish. This procedure provided a check on the entire assay process, from sample preparation through to the gravimetric finish. Many of the higher grade samples were run with a screened metallic fire assay. All check data was subjected to a standard quality assurance/quality control (QA/QC) analysis.

     Swastika sent certificates of Analysis and electronic data files directly to the Brigus office in Matheson, Ontario. Hard copy results and assay certificate were also faxed to Brigus. The faxed certificates, were marked up with specific hole intervals and cross checked to the digital file for errors. After confirmed to be correct, the faxed copies were stamped complete, and added to the audit file for back referencing. The digital assay file was cut and pasted directly into the electronic core logs. Once the results were pasted in, the sample numbers were cross-referenced to ensure no pasting errors occurred. The completed drilling logs were then saved into a separate file. Once the logs are complete with all assays, they were saved as a “DC” file. The “DC” files were put into a locked folder on the Black Fox database, which can only be accessed as a read-only file. All editing of these files must be done through the Administrator (Project Manager).

     All reported assays are final assays, and original certificates of analysis are stored in a separate binder and stored in a fire proof safe at the Black Fox mine site. All assay reporting goes through the Black Fox Project Manager.

Drilling

     The 2013 Brigus exploration program at the Black Fox mine focused on expanding the resource as well as targeting new areas to discover new gold mineralized zones along strike and at depth. A total of 75 drill holes, amounting to 15,119 metres, were drilled in 2013.

     At the Grey fox property the 2013 drilling program of Brigus was focused on expanding and infill drilling the resource on the 147, Contact and Grey Fox South Zones. Up to six drill rigs were used drilling NQ diameter core and was performed by Norex Drilling. A total of 139 drill holes, amounting to 62,918 metres, were drilled at the Grey Fox in 2013. A total of $12 million was spent on Grey Fox exploration and development.

Contemplated Exploration

     The 2014 Primero exploration plan at the Black Fox mine is to expand the known resources along strike and down dip at depth. Drilling will be conducted both from surface and from an underground exploration drift located 500 metres below surface. Approximately 45,000 metres of delineation and exploration drilling is planned. A total budget of approximately CDN$8 million is contemplated for the 2014 Black Fox mine exploration activities.

     At the Grey Fox property, approximately 61,000 metres of surface exploration drilling is planned in 2014 to further expand and infill drill the resource on the 147, Contact and Grey Fox South gold deposits. In addition, as part of a regional exploration program, the Company will conduct a 7,770 metre drill program to test geophysical targets to discover new gold zones and test historical surface gold showings on the Pike River property that is located between the Black Fox mine and the Grey Fox gold deposits. An additional 7,770 metres will be drilled in the Stock mine area. A total budget of approximately CDN$9 million is contemplated for the 2014 regional exploration activities, including Grey Fox.

Mining Operations

     The Black Fox Complex is an open pit and underground mining operation with significant exploration upside. Open pit mining of ore and waste at Black Fox is conducted 24 hours a day, seven days a week, subject to weather conditions, and scheduled maintenance.

     Underground ore is mined using long hole, mechanized cut-and-fill, and narrow vein mining methods. The ore is accessed from a series of declines off of the main ramp and hauled to surface using articulated dump trucks. The maximum depth of mining is currently approximately 500m below surface in the Eastern zone and approximately 350m in the Western zone however the ore body is open along strike and at depth and other underground mines in the Timmins camp typically extend more than 1,000m below surface.

     The mining of ore, waste and overburden from the open pit is performed by three excavators, six CAT 777 90-tonne haul trucks and three drills in addition to ancillary equipment. The mining of ore is only done during daylight hours. Phase 3 of overburden removal was completed in April 2013. Mining of Phase 2 and 3 of the open pit will continue up until the end of 2016.

     Ore from the open pit and underground mine is crushed at the mine site and is transported to the Black Fox mill by a fleet of highway haulage trucks. The mill uses grinding circuit and conventional leaching to recover 90% to 95% of gold fed.

     The Black Fox operations are fully permitted. The mine and mill were previously under separate ownership and, therefore, the facilities were permitted separately. The permits for these facilities were acquired with the properties and have been amended as the operations have evolved, maintaining the separate permitting for the sites.

Recent Operating History for the Black Fox Mine

     During the year ended December 31, 2013, Black Fox produced 98,710 ounces of gold, within the increased guidance range of 95,000 to 105,000 gold ounces. This was a record production for the mine and represented a 28% increase compared to 2012. Average mill throughput increased to 2,063 TPD in 2013, a 3% increase compared to 2012 despite a 20-day mill shutdown in May. However, the main reason for higher gold production in 2013 was due to the increased underground production, which is higher grade ore than ore from the open pit. This resulted in a mill feed gold grade of 4.34 g/t, compared to 3.43 g/t for the year ended December 31, 2012.

     During the year ended December 31, 2013, 10,817,495 tonnes of material were mined from the open pit of which 663,428 tonnes were ore tonnes, 4,922,613 tonnes were waste rock, 3,055,989 tonnes were related to production stripping and 2,175,465 tonnes were related to Phase 3 overburden removal. This resulted in an operating strip ratio of 7:4:1.

     A total of 5,553 metres of underground development was completed in 2013. Underground ore production averaged 814 TPD (based on 365 day operation), an 81% increase over 2012. This increase was the result of increased long hole mining from larger, wider stoping blocks in the east and west zones.

     During 2013, $31 million was spent on sustaining capital, $13 million was spent on the open pit for capital stripping and overburden removal, $13 million for underground sustaining capital and $5 million on other equipment and projects.

2014 Development Plans

     Primero acquired Black Fox in March 2014 and currently is undergoing a detailed evaluation for short term operational planning.

     Capital expenditures during 2014, excluding capitalized exploration costs, are expected to total approximately $35 million or $31 million from date of acquisition by Primero. Underground capital requirement for development, mining equipment and sustaining projects will increase in 2014 to a total of nearly $18.5 million. Total sustaining capital requirement for open pit activities, including dewatering & pumping improvement is estimated at $9 million. Other sustaining capital requirement for milling, tailings, water management and general infrastructures is estimated at $6.0 million while $1.5 million will be invested in the development of Grey Fox Project.

Environmental Matters

     During the year ended December 31, 2013, the Company spent $2 million on capital projects related to environmental protection, being the phase 5 and 6 tailings dam expansions at the mill site.

     As at December 31, 2013, the undiscounted obligations, adjusted for inflation, associated with the site closure costs related to the Black Fox mine and mill and Grey Fox exploration project were $28.4 million and the present value of these obligations was estimated at $24 million, using a discount rate of 2%. Primero Gold holds $19 million of cash in favour of the Ontario Ministry of Northern Development to secure these site closure cost obligations.

     Primero’s mining, exploration, development and production activities in Ontario are subject to extensive regulation at the federal, provincial and local levels. These regulations relate to, among other things, prospecting, development, mining, production, exports, taxes, labour standards, occupational health, waste disposal, protection of the environment, mine safety, hazardous substances and other matters. These laws are continually changing and, in general, are becoming more restrictive.

     Brigus has made, and Primero Gold expects to make in the future, significant expenditures to comply with such laws and regulations. Changes to current local, provincial or federal laws and regulations could require additional capital expenditures and result in an increase in Primero’s operating and/or reclamation and closure costs. Although Primero Gold is unable to predict what additional legislation, if any, might be proposed or enacted, additional regulatory requirements could impact the economics of Black Fox Complex.

     At the Black Fox mine and mill, the primary enabling environmental permits necessary for the continuing development and operation of the mine and mill include:

1.	Permit to Take Water – for the withdrawal of surface or ground water quantities in excess of 50 m³/day – including mine underground or open pit dewatering.

2.	Certificate of Approval/Air – for treatment and discharge of emissions to air, including management of dust and noise in emissions.

3.	Certificate of Approval/Industrial Sewage Works – for collection, treatment, and discharge of wastewaters.

4.	Approved Closure Plan including posting of financial assurance for closure.

     The existing tailings impoundment facility has been developed in phases starting in 1989. The construction of Phase 6 was completed in December 2013. The Phase 7 raise is scheduled for the summer 2014 and will include the raising of the west, south and east perimeter dams from elevation 275 to 276 m, by constructing a tailings berm along the existing dam alignment. The Phase 7 will extend the life on the impoundment by another year. The design of a further Phase 8 will be completed in 2014 for potential construction later in the year.

     The water management pond (WMP), located to the north of the tailings impoundment area was built in 2010. The WMP will be raised in 2014 in order to allow for a larger volume of water available for processing during winter time.

     To the best knowledge of Primero, neither the Black Fox mine nor the mill has any known legacy environmental liabilities.

First Nations Considerations

     Primero is committed to maintaining a positive, cooperative and a mutually beneficial relationship with the local First Nations community and all of its neighbours in the community around the Black Fox Complex and mill. The local First Nations community comprises the Wahgoshig First Nations of Ontario (“Wahgoshig”).

     Brigus recognized the unique cultural, developmental, educational, training and employment needs, land use and environmental interests of the Wahgoshig. On June 3, 2011, Brigus signed an Impact Benefit Agreement (“IBA”) with the Wahgoshig. The IBA provides a framework for how the parties work together during the construction, development and operations of the Black Fox Complex and mill.

Taxes

     Corporate profits in Ontario, Canada are taxed by the Federal Government and the Provincial Government. In 2014, the combined federal and provincial corporate tax rate is 25% and is planned to be 25% for subsequent taxation years. The Company is also subject to Ontario Mining Taxes on its Black Fox mine operations. The Ontario mining tax rate is 10% on annual taxable mining profits in excess of $500,000 from all mines. The determination of Ontario mining taxable profit is based on gross mining revenues less expenses directly attributable to the production of output from the mine, exploration and development expenses, allowances for depreciation and processing, as well as certain administrative and overhead expenses that are attributable to the production or sale of the mine output.

     Based on the current Canadian tax pools available as at the date of this report, the Company does not expect to pay cash taxes in Canada during 2014. The Company will not be cash taxable until all tax pools have been used.

PRODUCT SUMMARY

     The Company’s principal products are gold and silver. There are worldwide gold and silver markets into which the Company can sell its products. The Company is not dependent on a particular purchaser with regard to the sale of gold. A significant portion of its silver produced at the San Dimas mine is sold to SW Caymans under the Amended and Restated Silver Purchase Agreement. In addition, 8% of the gold produced at the Black Fox mine is sold to Sandstorm under a gold streaming agreement. See “Mining Activities – San Dimas Mine - Amended and Restated Silver Purchase Agreement” and “Mining Activities – Black Fox Complex – Sandstorm Goldstream Agreement”. The following table sets out the Company’s revenue, which was exclusively derived from the San Dimas mine, by product for each of the last two financial years:

	Financial year ended December 31
	2013	2012
	$	$

Gold	157,304,000	145,224,000
Silver	43,022,000	37,715,000
Total	200,326,000	182,939,000

EXPLORATION AND DEVELOPMENT

CERRO DEL GALLO PROJECT

     Except as indicated below, the following description of the Cerro del Gallo Project is taken from the summary contained in the technical report entitled “Technical Report, First Stage Heap Leach Feasibility Study, Cerro del Gallo Gold Silver Project, Guanajuato, Mexico” dated May 11 2012 (the “CDG Technical Report”) prepared in accordance with NI 43-101 by Timothy Carew, P.Geo. of Reserva International LLC, Thomas Dyer, P.E. of Mine Development Associates, Peter Hayward, F.AusIMM of Sedgman Ltd., and John Skeet, F.AusIMM, Chief Operating Officer of Cerro, which summary has been updated and conformed to be consistent with other disclosure in this AIF.

     Reference should be made to the full text of the CDG Technical Report, which is available for review under the Company’s profile on the SEDAR website located at www.sedar.com.

     The scientific and technical information under the heading “Exploration and Development – Cerro Del Gallo Project” after May 11, 2012, is based on information prepared by or under the supervision of Mr. Gabriel Voicu, P. Geo., Vice President, Geology and Exploration for Primero and Louis Toner, Vice President, Project Development and Construction.

Property Description and Location

     The Cerro del Gallo Project (San Antón Property) is located in the state of Guanajuato in central Mexico, approximately 270 kilometres northwest of Mexico City. The San Antón Property fully incorporates the San Antón de las Minas mining district, centred 23 kilometres east northeast of Guanajuato city and the historic Guanajuato Mining District where production from 1700 to 2004 is reported to be 1.14 billion ounces of silver and 6.5 million ounces of gold. Although the Guanajuato Mining District has a long history of silver and gold mining and production extending back to 1558, production records at San Antón only date back to the 1860’s, however mining is reported from Spanish colonial times. San Antón lies within the central-southern segment of the world-class Mexican Gold-Silver Belt.

     The San Antón Property covers an area of 25,269 hectares (approximately 15 kilometres north-south by 16 kilometres east-west) and consists of a total of twelve granted, contiguous mining concessions all owned by San Antón de las Minas S.A. de C.V. (“SAM”). The concessions entirely cover the San Antón de las Minas mining district, including the old mines formerly worked for high grade vein-hosted gold-silver mineralization. The Company holds sufficient exploration rights to support the Cerro Del Gallo Project exploration activities. Environmental permits are required by various federal, state, and municipal agencies, and are in place for current exploration activities. For future exploration activities, existing permit amendments may be required from time to time.

     The San Antón Property is wholly owned by SAM, a resident Mexican company wholly-owned by the Company, after it completed its acquisition of the remaining 30.8% interest from a subsidiary of Goldcorp, effective December 19, 2013.

Access, Climate, Local Resources, Infrastructure and Physiography

Access

     The principal access route to the area is by sealed Federal Highway 110, then 14 km on a well maintained all-weather good quality gravel road. The journey by road takes approximately 20 minutes to complete from Dolores Hidalgo and approximately 1 hour from Guanajuato. There is an international airport at Leon, 30 minutes from Guanajuato along a four lane toll freeway. An inland port facility will integrate the international airport and is currently under construction by the state government. In addition to the international airport at Leon there are five local airports and one interstate airport within a 3 hour drive of the property area. Rail services are available within 20 km of Cerro del Gallo.

Climate

     The municipality of Dolores Hidalgo is classified as semi-arid. The climate is generally dry with sporadic, often violent rainstorms in the hot, summer months. Average annual precipitation is 564 mm mainly from May to September. The winter months are cool and dry. Temperatures range from a maximum of 36.5°C in summer to a minimum of 3.8°C in winter. The average yearly temperature is 17.4°C

Local Resources and Infrastructure

     The San Antón Property is located within a region of well-established infrastructure. The property area is well serviced by road, rail, and air services, power and water supplies, and skilled and semiskilled local labor. Surrounding cities are capable of providing most of the services required for supporting a major mining operation. Guanajuato municipality has a population of 153,364 inhabitants (official Instituto Nacional de Estadistica y Geografia (“INEGI”) projection, 2008) while Dolores Hidalgo C.N.I. has a population of 134,641 inhabitants (official INEGI projection, 2007). The community of San Antón de las Minas covers an area of 2,167 hectares. From 2005 INEGI records, the San Antón de las Minas community has a population of 473 inhabitants living in 78 dwellings at an occupancy rate of 6.1 people per house. San Antón de las Minas community facilities consist of a public primary school, a public secondary school, health center, a Catholic church, and four small general stores that satisfy local consumption. A plentiful supply of semi-skilled and unskilled labor is available in the local community. Subsistence agriculture is the principal activity of adults in the property area with the main crops being maize, beans and chilies. Electricity is supplied to the San Antón de las Minas community through a 13.8 kV, three phase power line operated by the Comisión Federal de Electricidad (Mexican Federal Power Authority), which passes over the southern flank of the Cerro del Gallo deposit and can be easily upgraded. Power supply is generally reliable and comes from the main Dolores Hidalgo to Guanajuato power line.

     There are a number of potential sources of water in the area, including groundwater from aquifers and local streams that drain the property area. Several large dams have been constructed in the surrounding area; including the Peñuelitas Dam that has a capacity of 23.8 Mm3 located 15 km from Cerro del Gallo near the city of Dolores Hidalgo.

Physiography and Vegetation

     Property is situated in the physiographic region known as the Sierra Madre Oriental. Elevations in the area range from 1,800 m to 2,670 m, with the top of Cerro del Gallo having an elevation of 2,310 m. Cerro del Gallo is located along the flank of the San Antonio Mountain Range which trends generally 20° NW. Along the western side of the property spurs from the rugged Guanajuato Mountain Range extend into the property area.

History

     The Consejo de Recursos Minerales, the Mexican equivalent of a Department of Mines, commenced an assessment of the San Antón de las Minas area in March 1977 as part of a combined federal and state government program to encourage new investment in the mining industry. Work by the Consejo de Recursos Minerales consisted mainly of regional geological mapping and stream sediment geochemistry, prospect evaluation, and airborne magnetics. The Consejo de Recursos Minerales reported disseminated copper mineralization averaging 0.4% in a quartz monzonite stock at Cerro del Gallo. SAM was formed with the signing of a joint venture agreement between Kings Minerals and Luismin on 22 July 2004.

     On May 22, 2013, the Company acquired all of the issued and outstanding common shares of Cerro Resources NL (“Cerro”) by way of a scheme of arrangement under the Australian Corporations Act 2001. Cerro was an exploration and development company whose principal asset was 69.2% of the feasibility stage Cerro Del Gallo project, a gold-silver-copper deposit located in the province of Guanajuato, Mexico. On December 19, 2013, the Company acquired the remaining 30.8% interest in the Cerro del Gallo project from a subsidiary of Goldcorp.

Historical Exploration and Development Work

     The Cooperative was the first company to explore the area in recent times with work commencing in 1982. The company held an interest in the area until 2004 when it sold the project to Luismin S.A. de C.V. (Luismin), however no work was completed in their last 4 years of ownership. The Cooperativa concentrated their work on the Carmen-Providencia vein system where they rehabilitated the Dolores shaft to the 90m level, re-opened the La Mora adit, and commenced development of the Carmen adit along a section of the Carmen vein near the Dolores shaft. Only 2 truckloads of ore totaling 20.9 tons and estimated to average 82g/t Ag and 2.15g/t Au were mined from the Dolores underground workings. The company also completed a regional geological mapping program covering the Carmen-Providencia vein system and Cerro del Gallo. Trenching was completed along the Carmen-Providencia vein system and at Cerro del Gallo. The Cooperative drilled 6 diamond core holes for a total of 1,571.10m and excavated 2 shallow trenches at Cerro del Gallo.

     Luismin commenced exploration at San Antón in about 1994 on 2 small contiguous claim blocks totaling 110ha surrounded entirely by tenure owned by the Cooperative. The claims covered half of Cerro del Gallo and the Ave de Gracia epithermal vein system. Most of their work was completed between 1996 and 2000 and all work was focused on Cerro del Gallo. Luismin completed a program of rock chip sampling (616 samples), trenching (10 trenches), 3 lines of dipole-dipole IP surveying (70.6km), and drilling (15 holes for 3,551.3m). Declining metal prices from 2000 and subsequent years resulted in exploration budget constraints and the demise of work at Cerro del Gallo.

     The metallurgical test work that was carried out for the feasibility study commenced in 2006 and was performed on drill core samples and RC chip samples, by three Australian metallurgical laboratories. Phase 1 was conducted by Independent Metallurgical Laboratories, Welshpool, Western Australia, Phases 2, 3 and 5 were conducted by SGS Lakefield Oretest Pty Ltd, Malaga, Western Australia and phase 4 was conducted by ALS AMMTEC, Balcatta, Western Australia. JKTech of Brisbane Queensland was also used to determine comminution characteristics. Polysius Australia Pty Ltd of Henderson, Western Australia was used to evaluate the suitability of high pressure grinding rolls (“HPGR”) for the crushing of the Cerro del Gallo ores.

Geological Setting

     The San Antón Property is located within the Mesozoic Sierra Madre Oriental terrane and 80 km north of the west northwest trending Trans-Mexico Neovolcanic Belt. The Sierra Madre Oriental terrane is a thin skinned fold-thrust belt of Laramide age (Late Cretaceous-Early Tertiary). High level felsic intrusions emplaced into the western two thirds of the terrane provided the mechanism for hydrothermal activity and mineral deposition.

     The oldest rocks in the Cerro del Gallo area are a deformed and regionally metamorphosed volcano-sedimentary sequence of Triassic to Cretaceous age referred to as the Esperanza Formation. Around Cerro del Gallo the Esperanza Formation consists of layered sediments of argillaceous, silty argillaceous and arenaceous composition, and fragmental volcanic rocks of broadly intermediate composition. These sedimentary and volcanic rocks form an inlier referred to in this report as the Esperanza Inlier which is surrounded by Tertiary age fragmental volcanic rocks of rhyolitic composition. The Esperanza Formation has been affected by lower greenschist facies regional metamorphism. A crenulation cleavage overprinting an earlier cleavage in phyllite confirms the stratigraphic sequence has been subjected to at least two periods of regional deformation.

Deposits and Mineralization

     The San Antón Property is known to host a variety of styles of mineral deposits, including porphyry copper-gold deposits, intrusion-related gold deposits, epithermal silver-gold deposits, and gold-copper skarn deposits. All of these styles of mineralization are known to occur within the property concessions held by SAM. Historic mining within the San Antón de las Minas area was concentrated on epithermal veins, however, the main area of present interest is the large low grade bulk mineable copper-gold-silver deposit at Cerro del Gallo where a significant mineral resource has been identified. The Cerro del Gallo copper-gold-silver deposit lies within an inlier of a conformable sequence of siliclastic sediments and fragmental volcanogenic rocks. At Cerro del Gallo a sequence of fragmental volcanogenic rocks of intermediate bulk composition has been intruded by a small elongated upright felsic stock of granodioritic to monzogranitic composition.

     The Cerro del Gallo copper-gold-silver deposit can be considered to be a member of a distinct subclass of “reduced” porphyry-style copper-gold mineralization. These reduced porphyry copper-gold deposits lack primary hematite, magnetite and sulphate minerals, but contain abundant hypogene pyrrhotite, commonly have carbonic ore fluids, and are associated with ilmenite-bearing, reduced I-type granitoids.

     Hydrothermalalteration is zoned concentrically around the main felsic intrusive and intensity decreases outwards from the central intrusive. Potassic alteration is the dominant style of alteration in the core of the hydrothermal system which centered on the main felsic intrusive. Hydrothermal propylitic alteration overprints potassic alteration within both the felsic intrusives and wallrocks, and extends laterally beyond the zone of potassic alteration surrounding Cerro del Gallo. Propylitic alteration extends over a radius of up to 1km from the peak of Cerro del Gallo. It is more extensive on the western side of Cerro del Gallo.

Exploration and Drilling

     The exploration activities at the San Antón property have consisted of drilling (reverse circulation and diamond core) and several sampling programs; including stream sediment, BLEG, Niton® soil and conventional soil sampling. The majority of the exploration work has focussed on the Cerro del Gallo deposit. Drilling activity ceased on the property in 2008 and additional core logging work was completed as part of the program of work to develop the gold domain within the Cerro del Gallo deposit.

Sampling

     All RC and DDH samples collected are immediately bagged, tied and placed collectively in larger polyweave bags and then sealed prior to collection. These samples are then securely stored until collected by SGS personnel. Samples collected at the RC drill rig are under constant surveillance around the clock until collected by SGS personnel. Samples collected from DDH core are stored at the secure coreyard facility under constant surveillance until collected by SGS personnel.

     RC samples were collected by three samplers under direct supervision of a geologist experienced with RC drilling and sampling techniques who was on-site at all times while drilling and sampling was in progress. Samples were collected continuously at 5 foot (1.52 m) intervals from the drill collar at surface to the bottom of the hole. The 5 foot sample interval is based on an imperial rod string used by the drilling contractor. Sample collection is systematic and precise in accordance with strict procedural protocols. The splitter and all sampling equipment are cleaned with compressed air after each sample is collected. The laboratory sample is bagged from a single catch tray at the base of the splitter while the bulk reject sample is collected from three additional catch trays that were emptied into a UV stabilized large plastic bag. The geochemical sample is placed directly into a pre-addressed polyweave sack for dispatch to the SGS sample preparation laboratory in Durango. Each geochemical sample is weighed on-site at the time of collection and consistently average between 2.5 –4 kg in mass throughout the program.

     Core drilling is HQ (63.5 mm) size and on rare occasions when a size reduction is required due to fractured ground conditions NQ (47.6 mm) is recovered. The core is firstly marked longitudinally with a felt tipped pen and then marked at 1.0 m intervals for sampling for assay.

     SGS Canada Inc. Minerals Services in Toronto, Ontario, Canada was the primary laboratory used for routine element analysis of drill, rock-chip, soil, and stream sediment samples from the San Antón Property. SGS has a sample preparation facility in Durango. SGS collect drill, rock-chip, soil, and stream sediment samples from the San Antón Property and transport them to Durango by vehicle. At the laboratory, samples are sorted and routinely oven dried at 105ºC, if necessary (SGS Code DRY 10). After drying, RC and core samples are crushed to 90% passing 2 prior to riffle splitting a sub-sample of ~1,000g for pulverizing. The sample is riffle split using a stainless steel splitter The 1,000g sub-sample is pulverized to 90% passing 75 μm using a Labtech ESSA LM2 ring mill with a standard bowl. A subsample of approximately 200-250 g is then sent to SGS Toronto for analysis.

     Drill samples were initially routinely assayed for gold, silver, copper, lead, zinc, molybdenum and bismuth up until October 2005. Gold values are routinely determined by fire assay using a 30 g sample pulp with instrumental Atomic Absorption Spectrometry (AAS) finish. Since October 2005 drill samples have been routinely assayed for a standard suite of 32 elements using SGS Method ICP40B.

Recent Exploration Activities

     Primero resumed the exploration program in 2013. Approximately $2 million was spent on geophysical compilation and diamond drilling. In 2013, 15,179 meters were drilled, including infill, condemnation and regional exploration drilling, as well as geotechnical drilling for metallurgical tests and AMD assessment. The infill drilling program was designed to convert inferred resources into indicated resources in the central part of the CDG mineralized zone. The condemnation drilling program was designed to sterilize areas for future infrastructure, including the waste dumps and leach pads.

Contemplated Exploration

     The exploration program including Cerro del Gallo deposit and regional epithermal mineralized veins will continue in 2014. More than $2.5 million are budgeted for exploration drilling and surface mapping and sampling.

Project Development

     Cerro del Gallo is an attractive long-life project that significantly increases Primero’s reserves and measured and indicated resources and will diversify the Company’s near-term production with an anticipated additional 95,000 gold equivalent (silver and copper as by-products) ounces per year.

     In May 2011, the Technical Report “Feasibility Study and Preliminary Assessment, Cerro del Gallo Project, Guanajuato, Mexico” presented the development of the Cerro del Gallo deposit in two stages. Phase 1 is the heap leach development and Phase 2, the addition of a carbon-in-leach (CIL) to process the fresh ore, not suitable for heap leaching. As referenced in the May 2011 Technical Report, the potential phase two ("Phase II") addition of CIL processing of fresh rock would commence in the fifth year of heap leach operation. The Phase 1 heap leach study was completed to feasibility study level and Phase 2 development was completed to a Preliminary Assessment level. This CDG Technical Report focuses on the feasibility study for the Stage 1 Heap Leach.

     The May 2012 CDG Definitive Feasibility Study ("DFS") on the project contemplated only a phase one ("Phase I") heap leach of 4.5 million tonnes per year of weathered and partially oxidized ore for 7.2 years of production. The May 2012 DFS superseded an earlier preliminary assessment in May 2011, that identified a potential phase two ("Phase II") addition of carbon-in-leach ("CIL") processing of fresh rock commencing in the fifth year.

     The development of the Phase 1 consists of cyanide heap leaching of approximately 35Mt of weathered and partially oxidized ore from open cut mining. The processing design for a 4.5 Mt/a facility will consist of the following:

  Crushing, screening and conveying, using conventional crushing and HPGR technology to produce a 8 mm fine product;

  Agglomeration and leaching of the stacked ore using a cyanide solution;

  Use of SART (Sulphidization, acidification, recycling and thickening) technology for the recovery of the copper and silver from pregnant solution, and recycling of cyanide to leaching pads;

  Elution of the loaded carbon with electrowinning and gold recovery in a gold room facility;

Recent Development Activities

     In 2013 Primero initiated a full review of its Cerro del Gallo – Phase 1 project in order to optimize the overall outcome of the May 2012 DFS. Main activities realized in 2013 were:

  Land purchased increased from approximately 40% to 60% of the total site requirements.

  A new permitting consultant took over the preparation of the environmental impact assessment (MIA) and change in land use (ETJ) permits in October. Furthermore SRK Consulting was hired in May 2013 to assist with ground water monitoring, geochemical analysis of the waste rock as well as providing direction in the search for ground water for the process.

  Sedgman S.A. of Santiago Chile completed the Front End Engineering Study in August 2013 which was followed by basic engineering focused on a cost reduction and process optimization evaluation; detailed site survey and leach pad design optimization; primary power supply and routing study as well as a process water borefield analysis and pipeline routing

  An initial high level stakeholder mapping exercise was completed in late 2013. This will be followed by a much more detailed 360 mapping exercise which will be conducted once most of the required land purchases are completed.

     During 2013 Primero spent approximately $7.4 million, including exploration and technical drilling, of the originally allocated $15 million 2013 budget for the Cerro del Gallo Project.

2014 Development Plans

     Work on optimization of Cerro del Gallo – Phase 1 will continue in 2014 with completion of land acquisition, process water drilling, permitting and engineering efforts (including mine plan optimization, process optimization to improve recovery, optimization of initial and sustaining capital investment and operating costs) in order to advance the project to a construction decision by Q3 2014.

     The Company’s 2014 budget for Cerro del Gallo is $10.4 million, including approximately $850,000 to perform metallurgical and geochemical (AMD assessment) test work in order to confirm and address the CDG Technical Report test work summary and recommendations, to optimize the plant process, and to provide additional data required for permitting. This test work will be done using approximately 45 tons of new core drilled in 2013.

Environmental Matters

     As part of the development plan for the San Antón Property, a surface water baseline study commenced in October 2005 and was updated in August 2006. This study conforms to federal government standard NOM-127- SSAL1-1994; which is the most comprehensive national standard, and has the most stringent limits. Sampling points were selected across an area ranging from upstream of the San Antón Project to downstream at the Peñuelitas dam near the city of Dolores Hidalgo. The primary objective of the study was to record the physio-chemical characteristics of the quality of surface water at the commencement of exploration in the area and prior to potential development of the property.

     Subsequent to the first surface water sampling program a surface water monitoring program has been developed to Mexican national standards in order to monitor seasonal water flow and water quality at strategic points throughout the property area. Additional baseline environmental studies included air quality dust monitoring which commenced in February 2008 and with the installation of a weather station (VAISALA WXT510) in January 2008. Further to the earlier water sampling and monitoring programs, an additional surface water sampling monitoring program was initiated in 2013 in order to add to the existing body of data and to meet specific permitting requirements. This monitoring program will continue into 2014 and 2015.

Taxes

     As discussed above with respect to the San Dimas Mine, corporate profits in Mexico are taxed only by the Federal Government. Mexican corporate income tax is calculated based on gross revenue less deductions for all refining and smelting charges, direct operating costs, all head office general and administrative costs, and depreciation deductions; the corporate income tax rate in Mexico is 30%. In addition, a tax deductible mining royalty of 7.5% is charged on taxable earnings before the deduction of interest, taxes, depreciation and amortization and precious metals mining companies pay a further 0.5% on gold and silver revenue. The Company expects that no cash taxes will be paid by the Company with respect to the Cerro del Gallo Project until the project commences production and becomes profitable for corporation tax purposes.

MINERAL RESERVES AND RESOURCES SUMMARY

     Primero’s total Mineral Resources and Mineral Reserves at December 31, 2013, is shown in the tables below, and is qualified by the more detailed disclosure set out in the following sections.

Primero’s Total Mineral Reserves, December 31, 2013
Classification	Property	Tonnes (Million)	Au g/t	Ag g/t	Au koz	Ag koz	Cu %	Cu klbs
P&P	San Dimas	4,893	5.5	315	870	49,479
P&P	Black Fox	4,469	4.6		661
P&P	Cerro	32,219	0.7	15	712	15,335	0.08	56,443
Total P&P		41,581	1.68	54	2,243	64,814	0.08	56,443

Primero’s Total Mineral Resources, December 31, 2013

Classification	Property	Tonnes (Million)	Au g/t	Ag g/t	Au koz	Ag koz	Cu %	Cu klbs
Measured & Indicated	San Dimas	4,282	7.2	419	997	57,713
Measured & Indicated	Black Fox	4,942	5.2		823
Measured & Indicated	Grey Fox(1)	4,300	3.7		507
Measured & Indicated	Cerro	47,878	0.6	13	923	20,546	0.10	103,398
Total M&I		61,402	1.65	47	3,250	78,259	0.10	103,398
Inferred	San Dimas	7,333	4.2	310	998	72,647
Inferred	Black Fox	271	3.9		44
Inferred	Grey Fox(1)	1,500	4.7		229
Total Inferred		9,104	4.27	310	1,271	72,647

Notes to Mineral Resources Statement:
     (1) As at June 21, 2013.

SAN DIMAS MINE

     J. Morton Shannon, P. Geo. and Rodney Webster, M.AIG, both of AMC Mining Consultants (Canada) Ltd., are the Qualified Persons who prepared the San Dimas Mine Mineral Resource estimates and Gabriel Voicu, P. Geo., Vice President, Geology and Exploration of Primero, is the Qualified Person who supervised the preparation of the San Dimas Mine Mineral Reserve estimates in this AIF.

     The San Dimas Mine is an established property with a long operating history and a record of Mineral Reserve replacement, Mineral Resource conversion and exploration success.

     As part of the Mineral Resource and Mineral Reserve estimation review, AMC assisted Primero in its consideration of the most appropriate estimation method currently applicable at San Dimas and completed an independent Mineral Resource estimate for the veins that make up the current Mineral Resources and Mineral Reserves based on vein wireframes built by Primero site geologists under AMC’s initial guidance. In addition, Primero provided an access database containing the sample data, and wireframe outline of the mined areas and of the development. The vein wireframes were modeled along the vein contacts, and were defined by structural geology, quartz veining mineral alteration and channel and drillhole samples.

     Prior to year-end 2011, Primero and the previous owners of the San Dimas Mine had estimated all Mineral Resources and Mineral Reserves by polygonal methods, which were then listed into a “resource database”. Many of these entries had not been critically reviewed for some time and were not easily manipulated or tracked for mining purposes.

     In the first quarter of 2012, the Company completed a review of the Mineral Reserve and Mineral Resource estimation methodology used at San Dimas in order to assess whether the use of other estimation methodologies might allow Primero to improve mine planning and more accurately predict actual grade and, therefore, production. As a result of this review, the Company changed its estimation methodology from a polygonal to a block modeling approach for the main producing veins, resulting in a reduction of the estimated Mineral Reserves and Mineral Resources and reclassifying a substantial portion of Inferred Mineral Resources to exploration potential.

     To better assist mine planning, Primero utilized the block modeling approach for the main producing and newly discovered veins (18 veins in total at end-2012). These veins, located in the Central Block and Sinaloa Graben, were removed from the resource database for block modeling, which at end-2012 results in a total of 236 entries remaining in the database. These remaining entries, comprised of polygonal estimates and broad extrapolations, were initially reviewed by Primero and sorted by data support, and then reviewed by AMC and Primero, jointly, and now make up a portion of the Inferred Mineral Resources. As of end of 2013 there were 39 veins modelled into block models.

     The block modeling approach, which Primero and AMC selected in early 2012 for the 18 producing veins, was carried out using a 2D accumulation method with ordinary kriging for interpolation, resulting in 18 separate vein models that had a parent block size of 9 metres by 9 metres by vein thickness. The vein wireframes were modeled along the vein contacts, and were defined by structural geology, quartz veining, mineral alteration and channel and drillhole samples. Based on log probability plots of the composited gold and silver for each of the veins, various levels of capping of gold and silver grades were used on the data for the Resource estimation. AMC used a constant bulk density of 2.7 t/m3 for the estimation of the tonnes for all veins.

     The Company retained AMC for its year-end 2013 Mineral Resource update and completed its year-end 2013 Mineral Reserve estimation in-house. The Company's Mineral Reserves and associated Mineral Resources were estimated using a block modelling approach with ordinary kriging interpolation. The remaining veins outside of Mineral Reserves were estimated using a polygonal method and included in Inferred Resources. The Mineral Reserves and associated Mineral Resources were constrained in 39 individual geological models (18 individual geological models in 2012) based on wireframes of the various veins. These wireframes were modelled along the vein contacts, and were defined by gold and silver grades, structural geology, quartz veining and mineral alteration. Block dimensions were based on grade estimation blocks of 9 metres by 9 metres by vein width. Grade capping was applied for some veins based on the results of log probability plots of the accumulated gold and silver grades.

     Due to the poor QA/QC results in 2011 and 2012, AMC was unable to classify any of the Mineral Resources as a Measured Mineral Resource, but improved QA/QC methods and practices commenced in 2012 and continued into 2013 have allowed for Measured Mineral Resources on the 2013 Mineral Resources estimate. For the block-modelled veins, Measured and Indicated Mineral Resources were estimated using a search ellipsoid of between 15 metres and 30 metres and Inferred Mineral Resources were estimated with a search ellipsoid of between 30 metres and 45 metres. The Company continues to utilize an external laboratory for all drill samples.

     To convert Mineral Resources to Mineral Reserves, mining cut-off grades are employed, mining dilution was added and mining recovery factors applied on an individual vein basis. Only Measured and Indicated Mineral Resources have been used for Mineral Reserves estimation. Primero has assumed that the current drill-jumbo and jackleg cut and fill mining methods would continue to be practised at San Dimas, with respective minimum mining widths of 3 metres and 1 metre. San Dimas is introducing the use of longhole mining method rather than cut and fill on an increasing scale, with a minimum mining width of 1.5 metres. On a general basis, vein widths up to 2.2 metres have been assumed to be mined by jackleg or longhole and those over 2.2 metres by drill-jumbo. Unplanned mining dilution on each side of the planned mining width is assumed to be 0.2 metres for cut and fill and 0.3 metres for longhole mining. For each mining method, 0.2 metres of fill floor dilution has been assumed. Overall average dilution, planned and unplanned, is estimated at 50%. For the 39 veins upon which the year-end 2013 Mineral Reserve estimate is based, the respective mined tonnes from jumbo, jackleg and longhole mining are estimated at 32%, 28% and 40%, respectively. Other than for sill mining, average recovery throughout each mining block for both cut and fill and longhole mining has been assumed to be 95%. For sill pillars, which in the modelling process have been assumed to be the 3 metres thickness at the top of the mining block and immediately below the sill drive, a factor of 75% has been used.

     A mine cut-off grade of 2.69 g/t gold equivalent (“AuEq”) was calculated based on total operating cost of $104.97, silver recovery factor of 94%, gold recovery factor of 97%, silver price of $20 per troy ounce, gold price of $1,250 per troy ounce and exchange rate of 13 Pesos per $1.00. This cut-off grade requires that the material in question carry all mine operating and selling costs.

     The average Mineral Reserve grades of gold and silver are approximately 20% higher than reported mined grades for 2012.

     Reserve tonnes are 14% higher than Measured and Indicated Resource tonnes, and Reserve grades of gold and silver are 24% lower than Resource grades, largely due to mining dilution. Reserve ounces of gold and silver are 13% less than Resource ounces; this is mainly a reflection of stope design and areas that are not economically viable under the Reserve cost and price parameters because of grade and/or location.

     The 2013 year-end Mineral Reserves and Mineral Resources estimates for San Dimas mine show that Proven and Probable Gold Mineral Reserves increased 32% over year-end 2012, to 870,000 ounces, at a 23% higher grade. Measured and Indicated Gold Mineral Resources increased 28% over year-end 2012 to 997,000 ounces (inclusive of Mineral Reserves).

     The results of the estimation work are shown in the table below, which shows a summary of the Mineral Resources and Mineral Reserves at December 31, 2013. As noted above, the Inferred Mineral Resource is a mix of block modeled and polygonal estimates. The relevant cut off and price data are shown in the footnotes.

San Dimas Mine Mineral Reserves and Mineral Resources as at December 31, 2013.

Classification	Tonnage (million tonnes)	Gold Grade (g/t)	Silver Grade (g/t)	Contained Gold (000 ounces)	Contained Silver (000 ounces)
Mineral Reserves
Proven	0.924	5.6	345	166	10,256
Probable	3.970	5.5	307	704	39,223
Proven & Probable	4.893	5.5	315	870	49,479
Mineral Resources
Measured	0.768	7.4	457	182	11,284
Indicated	3.514	7.2	411	814	46,429
Measured & Indicated	4.282	7.2	419	997	57,713
Inferred	7.333	4.2	310	998	72,647

Notes to Mineral Reserve Statement:
1.

Cutoff grade of 2.7 grams per tonne (”g/t”) gold equivalent based on total operating cost of US$104.97/t. Metal prices assumed are gold US$1,250 per troy ounce and silver US$20 per troy ounce. Silver supply contract obligations have been referenced in determining overall vein reserve estimate viability.

2.	Processing recovery factors for gold and silver of 97% and 94% assumed.
3.	Exchange rate assumed is 13 pesos/US$1.00.
4.

The Mineral Reserve estimates were prepared under the supervision of Mr. Gabriel Voicu P.Geo., Vice President, Geology and Exploration, Primero and a QP for the purposes of National Instrument 43-101 (“NI 43-101”).

Notes to Mineral Resource Statement:
1.	Mineral Resources are total and include those resources converted to Mineral Reserves.
2.	A 2.0g/t AuEq cutoff grade is applied and the gold equivalent is calculated at a gold price of US$1,300 per troy ounce and a silver price of US$20 per troy ounce.
3.	A constant bulk density of 2.7 tonnes/m3 has been used.
4.	The Mineral Resource estimates were prepared by Mr. Rodney Webster MAusIMM, MAIG and Mr. J. Morton Shannon P.Geo., both of AMC Mining Consultants (Canada) Ltd. and a QP for the purposes of NI 43-101.

     Primero is not aware of any known environmental, permitting, legal, title, taxation, socioeconomic, marketing, political or other relevant factors that may materially affect the Mineral Resources.

BLACK FOX MINE

     The 2011 Black Fox Technical Report included the estimated reserves and resources statement for Black Fox at October 31, 2010, which was since updated to reflect depletion from production from the end of October to December 31, 2010 and from December 31, 2010 to December 31, 2011, December 31, 2011 to December 31, 2012, and December 31, 2012 to December 31, 2013. The year-end 2013 reserves and resources for Black Fox are shown in the tables below. Paul Daigle, P.Geo of Tetra Tech is the Qualified Person who updated the Black Fox Mine Mineral Resource estimates in the Black Fox Technical Report and Dan Sweeney, P.Eng., of Tetra Tech is the Qualified Person who reviewed the Black Fox Mineral Reserves estimates in the Black Fox Technical Report.

     At December 31, 2013, Black Fox had approximately 0.661 million ounces of gold contained within 4,469 million tonnes at an average gold grade of 4.6 gpt in Proven and Probable Reserves.

Estimated Gold Mineral Proven and Probable Reserves, as of December 31, 2013

Black Fox Mine	Proven Reserves			Probable Reserves			Proven & Probable Reserves
	Tonnes	Gold Grade (g/t)	Gold (oz)	Tonnes	Gold Grade (g/t)	Gold (oz)	Tonnes	Gold Grade (g/t)	Gold (oz)
Open Pit Underground Stockpile				1,457,000	3.9	182,000	1,457,000	3.9	182,000
				2,305,000	6.1	452,900	2,305,000	6.1	452,900
	707,449	1.1	25,900				707,449	1.1	25,900
Total	707,449	1.1	25,900	3,762,000	5.2	634,900	4,469,000	4.6	660,800

Estimated Gold Measured and Indicated Mineral Resources, Including Reserves, as of December 31, 2013

Black Fox Mine	Measured Resource			Indicated Resource			Measured & Indicated Resources, Including
	Tonnes	Gold Grade (g/t)	Gold (oz)	Tonnes	Gold Grade (g/t)	Gold (oz)	Tonnes	Reserves Gold Grade (g/t)	Gold (oz)
Open Pit Underground Stockpile				1,838,500	4.3	252,383	1,838,500	4.3	252,383
				2,396,200	7.1	544,259	2,396,200	7.1	544,259
	707,449	1.1	25,900				707,449	1.1	25,900
Total	707,449	1.1	25,900	4,234,673	5.9	796,642	4,942,149	5.2	822,542

Estimated Gold Inferred Mineral Resource as of December 31, 2013

Black Fox Mine	Inferred Resources
	Tonnes	Gold Grade (g/t)	Gold (oz)
Open Pit Underground	105,180 165,808	4.0 5.7	13,672 30,500
Total	270,988	5.1	44,172

1.

The average gold grade for Proven and Probable Reserves is adjusted for dilution while Measured and Indicated Resources is not. Contained metal in estimated reserves remains subject to metallurgical recovery losses.

2.

Black Fox reserves and resources are based on US$1,150/oz Au for 88% of production and US$500/oz Au for gold sold through the gold stream agreement from the Black Fox Technical Report prepared by Tetra Tech dated January 2011. The Black Fox open pit reserves and resources are reported at a 0.88 gpt cutoff and the underground reserves and resources are reported at a 2.54 gpt cutoff. Estimated Black Fox reserves and resources are shown as at December 31, 2013, net of mining depletion from the January, 2011 independent Technical Report.

GREY FOX PROJECT

     The Independent and Qualified Persons for the Mineral Resource Estimate, as defined by NI 43-101, are Pierre-Luc Richard, MSc, PGeo and Carl Pelletier, BSc, PGeo. of InnovExplo Inc. (“InnovExplo”), and the effective date of the estimate is June 21, 2013.

     On January 4 2013, InnovExplo was contracted to complete a Mineral Resource Estimate and a Technical Report for the Grey Fox project (“the project” or “the property”) in compliance with Regulation 43-101 and Form 43-101F1. InnovExplo is an independent mining and exploration consulting firm based in Val-d’Or (Québec).

     The 2013 Mineral Resource Estimate herein was performed by Pierre-Luc Richard, MSc, PGeo, under the supervision of Carl Pelletier, BSc, PGeo, using all available results. The main objectives of InnovExplo’s work were to: 1) update the interpretation; and 2) publish the results of an updated Mineral Resource Estimate for the Grey Fox Project. The mineral resources presented herein are not mineral reserves since they have no demonstrable economic viability. The result of the study is a single Mineral Resource Estimate for all mineralized zones, with Indicated and Inferred Resources, for both a Whittle-optimized in-pit volume and a complementary underground volume. The effective date of this Mineral Resource Estimate is June 21, 2013.

     The Mineral Resource Estimate detailed in this report was made using 3D block modelling. Krigging and the inverse distance square interpolation (ID2) methods were used for an area of the Grey Fox Project with a strike-length of 1.3 kilometres and a width of up to approximately 1.0 kilometres, down to a vertical depth of 600 metres below surface. In order to conduct accurate resource modeling of the Grey Fox Project, InnovExplo, in close collaboration with Brigus geologists, updated a geological-zone solid model delimiting the geologically defined extent of the mineralized zones using a 1.3 kilometres strike-length corridor measuring 1.0 kilometre wide and extending down to 600 metres below surface. The geological-zone model was constructed to outline zones of geological continuity. Overall, fifteen geological zones have been interpreted along a steep, roughly north-northwest trend.

     Given the density of the processed data, the search ellipse criteria, and the specific interpolation parameters, InnovExplo is of the opinion that the current Mineral Resource Estimate can be classified as Indicated and Inferred Resources. The estimate is compliant with CIM standards and guidelines for reporting mineral resources and reserves. Table 14.8 presents the combined resources by category for the overall Grey Fox project.

Mineral Resource Estimate results for the Grey Fox project

Grey Fox - 2013 Mineral Resource Estimate
Resource Class	Cut-off Grade (g/t	Potential Material	Tonnes	Capped Au (g/t)	Contained Au (oz)
Indicated	>2.84	Underground	1 275 000		255 000
	>0.72	Open Pit	3 041 500		252 400
	Total Indicated		4 316 500		507 400
Inferred	>2.84	Underground	1 025 100		184 800
	>0.72	Open Pit	488 900		43 800
	Total Inferred		1 514 000		228 600

1.

The quantity and grade of reported Inferred resources in this estimation are uncertain in nature and there has been insufficient exploration to define these Inferred resources as an Indicated or Measured mineral resource and it is uncertain if further exploration will result in upgrading them to an Indicated or Measured mineral resource category.

2.	These Mineral Resources are not Mineral Reserves as they do not have demonstrated economic viability.
3.	While the results are presented undiluted and in situ, the reported mineral resources are considered to have reasonable prospects for economic extraction.
4.	CIM definitions and guidelines were followed for Mineral Resources.
5.

The resource was estimated using Gemcom GEMS 6.5. The database used for the estimate contained diamond drill core composites and assays. All samples were collected by Brigus personnel. The estimate is based on 724 diamond drill holes (246,191m) drilled from 1993 to 2013, of which the vast majority (>95%) were drilled between 2008 and 2013. A minimum true thickness of 5.0 m was applied, using the grade of the adjacent material when assayed or a value of zero when not assayed.

6.

Supported by statistical analysis and the high grade distribution within the deposit, a top cut varying from 50 g/t and 100 g/t was applied to assay grades prior to compositing grades for interpolation into model blocks using Ordinary Kriging and Inverse Distance Weighting Squared methods, and was based on 1.5 m composites within a 3m long x 3m wide x 3m high block model. The ordinary kriged grade model for part of the 147 and Contact zones and ID2 for the rest of the deposit was felt to best represent the continuity and distribution of the gold grade based on the current geological models.

7.

Two passes for each of the geological zones were used for interpolation. Based on geostatistics, the ellipse maximum ranges for interpolation were 102m x 38m x 10m for the 147 Main geological zone, 76m x 42m x 10m for the Contact Main geological zone and 60m x 30m x 10m for remaining zones.

8.	Bulk densities were calculated for individual interpreted lithological domains based on 638 density measurements. The calculated bulk densities vary from 2.76 g/cm3 to 2.96 g/cm3.
9.

A Whittle optimized constraining shell was generated to constrain the potential open pit material for the 147 and Contact Zone. The potential underground material for the 147 and Contact zones is based on the remaining resource outside of the pit shells. No open pit constraining shell was run for the Grey Fox South zone and all of the resource is classified as underground potential material. In-Pit and Underground resources were compiled at cut-off grades from 0.40 to 5.00 g/t Au (for sensitivity characterization). A cut-off grade of 0.72 g/t Au was selected as the official in-pit cut-off grade and a cut-off grade of 2.84 g/t Au was selected as the official underground cut-off grade. Cut-off grades must be re-evaluated in light of prevailing market conditions (gold price, exchange rate and mining cost).

10.

A gold price of US$1,400/oz and an exchange rate of US$1.00=C$1.01 was used in the gold cut-off grade calculations of 2.84 g/t for potential underground and 0.72 g/t for potential open-pit Mineral Resources. Underground and open- pit mining costs, process costs and G&A costs were estimated using experience gained from Brigus’ Black Fox mine.

11.

The Indicated category is defined by combining various statistical criteria, such as a minimum of three drill holes within the search area, a maximum distance of 15m to the closest composite, and a maximum average distance of 25m to composites. Finally, a clipping boundary was interpreted to either upgrade or downgrade some of the resource based on confidence and geological continuity.

12.

The pit shell used for the resource estimate extends slightly beyond the property limits in its southern portion of the 147 Zone. Although the entire resource lies within the property limits, some material outside the property limits will need to be removed to access some of the resource. Consequently, this portion of the pit may need to be re- considered in a future economic study. For the purpose of this study, such material outside the property limits was attributed a grade of 0 g/t Au.

13.	Ounce (troy) = metric tons x grade / 31.10348. Calculations used metric units (metres, tonnes and g/t).

14.	The number of metric tons was rounded to the nearest thousand. Any discrepancies in the totals are due to rounding effects; rounding followed the recommendations in Regulation 43-101.
15.

InnovExplo is not aware of any known environmental, permitting, legal, title-related, taxation, socio-political or marketing issues or any other relevant issue that could materially affect the Mineral Resource Estimate.

CERRO DEL GALLO PROJECT

     Timothy Carew, P.Geo. of Reserva International LLC, Thomas Dyer, P.E. of Mine Development Associates, Peter Hayward, F.AusIMM of Sedgman Ltd., and John Skeet, F.AusIMM, Chief Operating Officer of Cerro, are the Qualified Persons who prepared the Cerro Del Gallo Mineral Reserve and Mineral Resource estimates and Gabriel Voicu, P. Geo., Vice President, Geology and Exploration of Primero, reviewed and approved the CDG Technical Report on behalf of Primero as a Qualified Person.

     Measured Mineral Resources and Indicated Mineral Resources, excluding Proven Mineral Reserves and Probable Mineral Reserves, are shown below in Table 1-1.

Table 1-1 First Stage Heap Leach Mineral Resources
(Excluding Proven Mineral Reserves and Probable Mineral Reserves), December 31, 2013

	Total
	K	g Au/t	K Ozs	g Ag/t	K Ozs	Cu	K lbs
Category	Tonnes		Au		Ag	%	Cu
Measured Mineral Resources	39,863	0.61	781	13.8	17,714	0.10	88,790
Indicated Mineral Resources	8,015	0.55	142	11.0	2,832	0.08	14,608
Measured Mineral Resources & Indicated Mineral Resources	47,878	0.60	923	13.3	20,546	0.10	103,398

1.	Based on gold price of US$1,020 per ounce and silver price of US$16.40 per ounce.
2.	These resources are reported using internal cut-off grades of 0.24 and 0.29 gAuEq/t for weathered and partially oxidized, respectively.

     The Proven Mineral Reserve and Probable Mineral Reserve estimates for Cerro del Gallo Stage 1 Heap Leach are given below in Table 1-2.

Table 1-2 First Stage Heap Leach Proven Mineral Reserve and Probable Mineral Reserve Estimate, December 31, 2013

		Total
	K	g Au/t	K Ozs	g Ag/t	K Ozs	Cu	K lbs
Category	Tonnes		Au		Ag	%	Cu
Proven Mineral Reserve.	28,223	0.71	643	15.05	13,655	0.08	50,247
Provable Mineral Reserve	3,956	0.54	69	13.20	1,679	0.07	6,197
Proven Mineral Reserve & Probable Mineral Reserve	32,219	0.69	712	14.82	15,335	0.08	56,443

1.	Based on gold price of US$1,020 per ounce and silver price of US$16.40 per ounce.
2.

Proven and probable reserves are reported using gold equivalent cut-off grades of 0.24 and 0.29 for weathered and partially oxidized material respectively. Cut-off grades were applied to gold equivalent grades which include both gold:silver price and recovery ratios.

RISK FACTORS

     The operations of the Company are speculative due to the high-risk nature of its business which is the acquisition, financing, exploration, development and operation of precious metals properties. The below risk factors, as well as other risks discussed in this annual information form, could materially affect the Company’s future operating results and could cause actual events to differ materially from those described in forward-looking statements relating to the Company. These risks and uncertainties are not the only ones faced by the Company. Additional risks and uncertainties not presently known to us or that we currently consider immaterial may also impair our business operations. If any of these events actually occur, our business, prospects, financial condition, cash flows and operating results could be materially harmed.

     While the Company has developed an enterprise risk management policy and procedures to maintain risks within an acceptable range and the Board maintains direct oversight of the enterprise risk management process, there is no assurance that such measures will prevent risks from adversely affecting the Company’s business. Before deciding to invest in securities of the Company, investors should consider carefully such risks and uncertainties.

Exploration, Development and Operating Risk

     Primero’s current activities are primarily directed towards mining operations and exploration projects at the San Dimas Mine, the Black Fox Complex and the Cerro Del Gallo Project. Mining operations generally involve a high degree of risk. Primero’s operations are subject to all the hazards and risks normally encountered in the exploration, development and production of gold and silver including unusual and unexpected geologic formations, seismic activity, rock bursts, cave-ins, flooding and other conditions involved in the drilling and removal of material, any of which could result in damage to, or destruction of, mines and other producing facilities, causing delay or indefinite postponement of exploration, development or production, damage to life or property, environmental damage and possible legal liability. Although appropriate precautions to mitigate these risks are taken, mining operations are subject to hazards such as equipment failure or failure of retaining dams around tailings disposal areas which may result in environmental pollution and consequent liability.

     The exploration for and development of mineral deposits involves significant risks which even a combination of careful evaluation, experience and knowledge may not eliminate. While the discovery of an ore body may result in substantial rewards, few properties which are explored are ultimately developed into producing mines. Major expenses may be required to locate and establish Mineral Reserves, to develop metallurgical processes and to construct mining and processing facilities at a particular site. It is difficult to ensure that the exploration or development programs planned by Primero will result in a profitable commercial mining operation. Whether a mineral deposit will be commercially viable depends on a number of factors, some of which are: the particular attributes of the deposit, such as size, grade, metallurgy and proximity to infrastructure; metal prices which are highly cyclical; and government regulations, including regulations relating to prices, taxes, royalties, land tenure, land use, importing and exporting of minerals and environmental protection.

     The exact effect of these factors cannot be accurately predicted, but the combination of any of these factors may result in Primero not receiving an adequate return on invested capital.

     There is no certainty that the expenditures made by Primero towards the search and evaluation of mineral deposits will result in discoveries of commercial quantities of ore.

Commodity Prices

     The price of the Common Shares, Primero’s financial results and its exploration, development and mining activities are significantly adversely affected by declines in the price of gold and, to a lesser extent, silver. Gold and silver prices fluctuate widely and are affected by numerous factors beyond Primero’s control such as the sale or purchase of metals by various central banks and financial institutions, interest rates, exchange rates, inflation or deflation, fluctuations in the value of the United States dollar and foreign currencies, global and regional supply and demand, and the political and economic conditions of major metals-producing countries throughout the world. The price of gold and silver has fluctuated widely in recent years, and future significant price declines could cause continued development of, and commercial production from, Primero’s properties to be impracticable. Depending on the price of gold and silver, cash flow from mining operations may not be sufficient and Primero could be forced to discontinue production and may lose its interest in, or may be forced to sell, some of its properties. Future production from Primero’s properties is dependent on gold and silver prices that are adequate to make these properties economic.

     Also, Mineral Reserve calculations and life-of-mine plans using significantly lower gold and silver prices could result in material write-downs of Primero’s investment in its mining properties and increased amortization, reclamation and closure charges.

Uncertainty in the Estimation of Reserves and Mineral Resources

     The figures for Mineral Reserves and Mineral Resources contained in this Annual Information Form and used in the Company’s mine models and as presented for the San Dimas Mine, Cerro del Gallo Project and the Black Fox Complex are estimates only and no assurance can be given that the anticipated tonnages and grades will be achieved, that the indicated level of recovery will be realized or that Mineral Reserves can be mined or processed profitably. There are numerous uncertainties inherent in estimating Mineral Reserves and Mineral Resources, including many factors beyond Primero’s control. Such estimation is a subjective process, and the accuracy of any Mineral Reserve or Mineral Resource estimate is a function of the quantity and quality of available data and of the assumptions made and judgments used in engineering and geological interpretation. Short-term operating factors relating to the Mineral Reserves, such as the need for orderly development of the ore bodies or the processing of new or different ore grades, may cause the mining operation to be unprofitable in any particular period. In addition, there can be no assurance that gold or silver recoveries in small scale laboratory tests will be duplicated in larger scale tests under on-site conditions or during production. Fluctuation in gold and, to a lesser extent, silver prices, results of drilling, metallurgical testing and production and the evaluation of mine plans subsequent to the date of any estimate may require revision of such estimate. The volume and grade of Mineral Reserves mined and processed and recovery rates may not be the same as currently anticipated. Any material reductions in estimates of Mineral Reserves and Mineral Resources, or of Primero’s ability to extract these Mineral Reserves, could have a material adverse effect on Primero’s results of operations and financial condition including, without limitation, an impairment loss and a write down of Primero’s mining properties, discontinuance of production, and loss of interest in, or sale of, some of Primero’s properties. In addition to other adverse consequences, recording an impairment loss and a write-down may result in Primero breaching certain tangible net worth financial covenants under the Promissory Note held by Goldcorp’s Luxembourg subsidiary that could constitute an event of default. See “Introductory Notes – Cautionary Notes to United States Investors”.

Uncertainty Relating to Inferred Mineral Resources and Exploration Potential

     Inferred Mineral Resources that are not Mineral Reserves do not have demonstrated economic viability. Due to the uncertainty which may attach to Inferred Mineral Resources, there is no assurance that Inferred Mineral Resources will be upgraded to Mineral Resources with sufficient geological continuity to constitute Proven and Probable Mineral Reserves as a result of continued exploration. Exploration potential is conceptual in nature by definition and there is no assurance that exploration of the mineral potential identified will result in any category of Mineral Resources being identified.

Need for Additional Mineral Reserves

     Since all mines have limited lives based on Probable Mineral Reserves, Primero will be required to continually replace and expand its Mineral Reserves as its mines produce gold and silver. Primero’s ability to maintain or increase its annual production of gold and silver will be dependent in significant part on its ability to expand Mineral Reserves at existing mines, to bring new mines into production and to complete acquisitions.

APA Ruling

     Under Mexican tax law, an APA ruling is generally applicable for up to a five year period. For Primero this applies to the fiscal years 2010 to 2014. Assuming Primero continues to sell silver under the Amended and Restated Silver Purchase Agreement on the same terms and there are no changes in the application of Mexican tax laws relative to the APA ruling, the Company expects to record revenues and pay taxes based on realized prices for the life of the San Dimas mine. There can be no assurance that Mexican tax laws applicable to the APA ruling will not change. If the Mexican tax authorities determine that the appropriate price of silver sales under the silver purchase agreement is different than the realized price, Primero’s cash flows and earnings could be significantly adversely impacted.

Additional Capital

     The mining, processing, development and exploration of Primero’s properties, including the Cerro del Gallo Project and the Black Fox Complex may require substantial additional financing. Failure to obtain sufficient financing may result in delaying or indefinite postponement of exploration, development or production on any or all of Primero’s properties or even a loss of property interest. There can be no assurance that additional capital or other types of financing will be available if needed or that, if available, the terms of such financing will be favourable to Primero. Declines in gold and silver prices could have the result of making additional capital unavailable to Primero.

Exchange Rate Fluctuations

     Exchange rate fluctuations may affect the costs that Primero incurs in its operations. Revenues from sales of gold and silver are in United States dollars, whereas the Company’s expenses associated with gold and silver production are incurred principally in United States dollars, Canadian dollars and Mexican pesos. In the recent past, the Mexican peso has experienced high volatility which has affected the results of operations of the San Dimas operations. The appreciation of non-United States dollar currencies against the United States dollar can increase the cost of gold and silver production and capital expenditures in United States dollar terms, with the result that the Company’s profitability would decrease.

Title to Property

     Title to mineral properties involves certain inherent risks due to the difficulties of determining the validity of certain claims, as well as the potential for problems arising from the frequently ambiguous conveyance history characteristic of many mineral properties. There is no guarantee that title to Primero’s properties will not be challenged or impugned. Mineral property interests may be subject to prior unrecorded agreements or transfers or the claims of local people and title may be affected by undetected defects. There may be valid challenges to the title of these properties which, if successful, could require the Company to modify its operations or plans for development.

     There can be no assurance that the Company will be able to secure the grant or the renewal of mining concessions on terms satisfactory to it, or that governments in the jurisdictions in which Primero’s properties are situated will not revoke or significantly alter such permits or other tenures or that such mining concessions will not be challenged or impugned. Third parties may have valid claims underlying portions of the Company’s interests and the mining concessions may be subject to prior unregistered agreements or transfers and title may be affected by undetected defects. If a title defect exists, it is possible that the Company may lose all or part of its interest in the properties.

Use of Ejido-owned Land

     An Ejido is a communal ownership of land recognized by the federal laws in Mexico. While mineral rights are administered by the federal government through federally issued mining concessions, access to surface rights is also required for mining operations. An Ejido controls surface rights over its communal property through a board of directors. An Ejido may sell or lease lands directly to a private entity and it may also allow individual members of the Ejido to obtain title to specific parcels of land and thus the right to sell or lease the land.

     The San Dimas Mine uses Ejidos’ lands pursuant to written agreements with Ejidos. Some of these agreements may be subject to renegotiation and changes to the existing agreements may increase operating costs or have an impact on operations. In cases where access to land is required for operations and an agreement cannot be reached with the land owner, Primero may seek access under Mexican law which provides for priority rights for mining activities.

     Three of the properties included in the San Dimas Mine and for which Primero holds legal title are subject to legal proceedings commenced by Ejidos seeking title to the property. None of the proceedings name Primero as a party and Primero therefore has no standing to participate in them. In all cases, the defendants are previous owners of the properties, either deceased individuals who, according to certain public deeds, owned the properties more than 80 years ago, corporate entities that are no longer in existence, or Goldcorp companies. The proceedings also name the Tayoltita Property Public Registry as co-defendant.

     While Primero cannot intervene in these proceedings, in the event that a final decision is rendered in favour of the Ejido, Primero may seek to annul the decision or commence an action as an affected third party on the basis that it is the legitimate owner and is in possession of the property. If Primero is not successful in its challenge, the San Dimas Mine could face higher costs associated with agreed or mandated payments that would be payable to the Ejidos for use of the properties.

Indigenous Peoples and Local Communities

     There are numerous international and national laws, codes, resolutions, conventions, guidelines, policies and other statements addressing the rights of indigenous peoples. The Company operates in some areas presently or previously used by indigenous peoples. Many of the laws or statements impose obligations on government in respect of the rights of indigenous people and some mandate or suggest consultation with indigenous people regarding government actions which may affect them, including the approval or grant of mining rights or permits. The obligations of government and private parties to indigenous people continue to evolve. The Company’s current and future operations are subject to a risk that one or more groups of indigenous people may oppose continued operation, further development, or new development of the Company’s projects or operations.

     Surrounding communities and landowners are also stakeholders who may seek to interfere with the Company’s operations and development activities. Such opposition may be directed through legal or administrative proceedings, or expressed in manifestations such as protests, roadblocks or other forms of public expression against the Company’s activities.

Government Regulations, Consents and Approvals

     Exploration and development activities and mining operations are subject to laws and regulations governing health and work safety, employment standards, environmental matters, mine development, prospecting, mineral production, exports, taxes, labour standards, reclamation obligations and other matters. It is possible that future changes in applicable laws, regulations, agreements or changes in their enforcement or regulatory interpretation could result in changes in legal requirements or in the terms of permits and agreements applicable to the Company or its properties which could have a material adverse impact on the Company’s operations and exploration program and future development projects. Where required, obtaining necessary permits and licences can be a complex, time consuming process and there can be no assurance that required permits will be obtainable on acceptable terms, in a timely manner or at all. The costs and delays associated with obtaining permits and complying with these permits and applicable laws and regulations could stop or materially delay or restrict the Company from proceeding with the development of an exploration project or the operation or further development of a mine. Any failure to comply with applicable laws and regulations or permits, even if inadvertent, could result in interruption or closure of exploration, development or mining operations or material fines, penalties or other liabilities, which could have an adverse effect on the business, financial condition or results of operation of the Company. Due to stringent government regulation, the Company may experience difficulties in obtaining permits for the use of explosives in Mexico and these difficulties could interrupt its operations.

Environmental Risks and Hazards

Mexico

     Primero’s mining operations are subject to Mexican and applicable state environmental regulations. These regulations mandate, among other things, the maintenance of air and water quality standards and land reclamation. They also establish limitations on the generation, transportation, storage and disposal of solid and hazardous waste. Environmental legislation is evolving in a manner which will likely require stricter standards and enforcement, increased fines and penalties for non-compliance, more stringent environmental assessments of proposed projects and a heightened degree of responsibility for companies and their officers, directors and employees. There is no assurance that future changes in environmental regulation, if any, will not adversely affect Primero’s results of operations. Environmental hazards may exist at the Company’s properties which are unknown to Primero at present and which have been caused by previous or existing owners or operators of the properties. Primero did not complete an environmental audit or other comparable environmental due diligence in connection with the Acquisition.

     Government approvals and permits are currently, and may in the future be, required in connection with the Company’s mining operations. To the extent such approvals are required and not obtained, Primero may be curtailed or prohibited from continuing its mining operations or from proceeding with planned exploration or development of mineral properties.

     Failure to comply with applicable laws, regulations and permitting requirements may result in enforcement actions thereunder, including orders issued by regulatory or judicial authorities causing operations to cease or be curtailed, and may include corrective measures requiring capital expenditures, installation of additional equipment, or remedial actions. Parties engaged in mining operations or in the exploration or development of mineral properties may be required to compensate those suffering loss or damage by reason of the mining activities and may have civil or criminal fines or penalties imposed for violations of applicable laws or regulations.

     Amendments to current laws, regulations and permits governing operations and activities of mining and exploration companies, or more stringent implementation thereof, could have a material adverse impact on Primero and its results of operations and cause increases in exploration expenses, capital expenditures or production costs or reduction in levels of production at producing properties or require abandonment or delays in development of new mining properties.

     Primero’s operations may cause damage to the environment, which could lead to government environmental authorities imposing fines, total or partial closures, compensatory measures or mandated investment in infrastructure. Examples of environmental damage that could result from operations include, but are not limited to, industrial fires, forest fires, oil spills, tailings dam spills, unforeseen emissions to the atmosphere and hazardous material soil filtrations. See “Risk Factors – San Dimas Tailings Management Risks”.

     The Company is presently involved in an environmental certification process at the San Dimas Mine and at Cerro del Gallo. As part of this process, the Company may be required to invest in new facilities, systems, infrastructure or buildings or undertake compensatory measures such as reforestation, dam dredging, soil cleansing, and flora and wildlife preservation measures.

Canada

     The Canadian mining industry is subject to federal and provincial environmental protection legislation. This legislation imposes strict standards on the mining industry in order to reduce or eliminate the effects of waste generated by extraction and processing operations and subsequently emitted into the air or water. Consequently, drilling, refining, extracting and milling are all subject to the restrictions imposed by this legislation. In addition, the construction and commercial operation of a mine typically entail compliance with applicable environmental legislation and review processes, as well as the obtaining of permits, particularly for the use of the land, permits for the use of water, and similar authorizations from various government bodies. Canadian federal, provincial, and local laws and regulations relating to the exploration for and development, production and marketing of mineral production, as well as environmental and safety matters have generally become more stringent in recent years, often imposing greater liability on a larger number of potentially responsible parties. Because the requirements imposed by such laws and regulations are frequently changed, the Company is unable to predict the ultimate cost of compliance with such requirements. There is no assurance that environmental laws and regulations enacted in the future will not adversely affect the Company's financial condition and results of operations.

     The Company is subject to potential risks and liabilities associated with environmental compliance and the disposal of waste rock and materials that could occur as a result of the Company's mineral exploration and production. In certain circumstances, the potential liabilities can include liability for costs of remediation and clean up of mines which the Company owned or operated in the past, but no longer owns or operates. To the extent that the Company is subject to environmental liabilities, the payment of such liabilities or the costs that the Company may incur to remedy any non-compliance with environmental laws would reduce funds otherwise available to it and could have a material adverse effect on the Company's financial condition or results of operations. If the Company is unable to fully remedy an environmental problem, it might be required to suspend operations or enter into interim compliance measures pending completion of the required remedy.

     The potential exposure to environmental risks may be significant and could have a material adverse effect on the Company. Primero has $30 million of sudden and accidental pollution coverage in its commercial general liability program. The policy can be activated if the pollution is discovered and reported within 10 days. The policy provides protection for third party bodily injury and/or property damage but not first party losses. In addition, the policy does not cover any fines or penalties or any costs of government mandated clean-up. All of the Company's exploration, development and production activities are subject to regulation under one or more of the various federal and provincial environmental laws and regulations in Canada. Many of the regulations require the Company to obtain permits for its activities. The Company must update and review its permits from time to time, and is subject to environmental impact analyses and public review processes prior to approval of the additional activities. It is possible that future changes in applicable laws, regulations and permits or changes in their enforcement or regulatory interpretation could have a significant impact on some portion of its business, causing those activities to be economically re-evaluated at that time. Those risks include, but are not limited to, the risk that regulatory authorities may increase bonding requirements beyond the Company's financial capabilities.

San Dimas Tailings Management Risks

     On January 3, 2012, tailings containing 5 ppm cyanide were spilled into the Piaxtla River, impacting a total area of 2.5 kilometres. See “Mining Activities – San Dimas Mine – Environmental Matters.” Tailings containment sites which existed at the time of DMSL’s acquisition of the San Dimas Mine were not subjected to comprehensive geotechnical investigation before construction, normal safety factors in dam design, seepage monitoring or control, or controls on public or wildlife access to cyanide solution ponds or pumping installations. Work was undertaken to address the deficiencies with the tailings management aspect of the operations and capital investments were carried out to upgrade the containment structures and tailings operations and, to remediate the Tayoltita tailings dam.

     The Company anticipates that further expenditures will be required to maintain compliance with applicable environmental regulations, which are becoming more stringent and can be expected to become more aligned with international guidelines in the future. The Company will incur environmental liability for mining activities conducted both before and after it acquired ownership of the San Dimas Mine. To the extent that the Company is subject to uninsured environmental liabilities, the payment for such liabilities would reduce funds otherwise available and could have a material adverse effect on the Company. Should the Company be unable to fund fully the cost of remedying an environmental problem, the Company may be required to suspend operations or enter into interim compliance measures pending completion of required remediation, which could have a material adverse effect on the Company.

     The Asset Purchase Agreement does not provide for any indemnities from DMSL against any potential environmental liabilities, including, but not limited to, those that may arise from possible failure of the San Antonio tailings dam. Primero has indemnified DMSL for any future environmental claims or liabilities.

Labour and Employment Matters

     The Company believes that its current relations with employees and the unions are good. Union contracts for the San Dimas Mine are renegotiated every two years, except for the compensation aspects, which are reviewed annually. See “Business of Primero – Changes to Contracts.” Production at the Company’s properties will continue to be dependent upon the ability of Primero to continue to maintain good relations with its employees and the unions. In addition, relations between Primero and its employees may be impacted by changes in the scheme of labour relations which may be introduced by the relevant governmental authorities. Adverse changes in such legislation or in the relationship between Primero with its employees and unions may have a material adverse effect on Primero’s business, results of operations and financial condition.

Foreign Operations Risks – Mexico

     A portion of the Company’s mining and mineral exploration operations are currently conducted in Mexico, and as such Primero’s operations are exposed to various levels of political, economic and other risks and uncertainties. These risks and uncertainties include, but are not limited to, terrorism; organized crime; hostage taking; military repression; theft; expropriation; extreme fluctuations in currency exchange rates; high rates of inflation; labour unrest; the risks of war or civil unrest; renegotiation or nullification of existing concessions, licenses, permits and contracts; delays in obtaining or the inability to obtain or maintain necessary governmental permits, opposition to mining from environmental or other non-governmental organizations (whether or not grounded in law, rule or non-binding statement of principles) in the form of legal challenges, protest or activity targeted against the Company; illegal mining, trespass and associated security threats and unsafe activities; changes in royalty and taxation regimes; restrictions on foreign exchange and repatriation; and changing political conditions, currency controls and governmental regulations that favour or require the awarding of contracts to local contractors or require foreign contractors to employ citizens of, or purchase supplies from, a particular jurisdiction.

     The Company has taken a variety of measures to protect its employees, contractors, property and facilities against safety and security risks such as crime, illegal mining, theft, vandalism and trespass. However, there can be no assurance that such measures will be effective or that incidents of criminal activity, illegal mining, theft, vandalism or trespass will not have an adverse impact on the Company’s operations, property or facilities, including the potential for harm to people or property, increased costs, and disruptions to production and the Company’s ability to meet production goals.

     Changes, if any, in mining or investment policies or shifts in political attitude in Mexico may adversely affect Primero’s operations or profitability. Operations may be affected in varying degrees by government regulations with respect to, but not limited to, restrictions on production, price controls, export controls, currency remittance, income taxes, expropriation of property, foreign investment, maintenance of claims, environmental legislation, land use, land claims of local people, water use and mine safety.

     Failure to comply strictly with applicable laws, regulations and local practices relating to mineral right applications and tenure, could result in loss, reduction or expropriation of entitlements, or the imposition of additional local or foreign parties as joint venture partners with carried or other interests. The occurrence of these various factors and uncertainties cannot be accurately predicted and could have an adverse effect on Primero’s operations or profitability.

     As Mexico is a developing country and obtaining financing or finding or hiring qualified people or obtaining all necessary services for the Company’s operations in Mexico may be difficult. Mexico’s status as a developing country may make it more difficult for the Company to attract investors or obtain any required financing for its mining projects. The Company also hires some of its employees or consultants in Mexico to assist it in conducting its operations in accordance with Mexican laws and purchases certain supplies and retains the services of various companies in Mexico to meet its business plans. It may be difficult to find or hire qualified people in the mining industry who are situated in Mexico or to obtain all the necessary services or expertise in Mexico or to conduct operations on its projects at reasonable rates. If qualified people and services or expertise cannot be obtained in Mexico, the Company may need to seek and obtain those services from people located outside Mexico, which will require work permits and compliance with applicable laws and could result in delays and higher costs to the Company to conduct its operations in Mexico.

Infrastructure

     Mining, processing, development and exploration activities depend, to one degree or another, on adequate infrastructure. Reliable roads, bridges, power sources and water supply are important determinants which affect capital and operating costs. Unusual or infrequent weather phenomena, terrorism, sabotage, government or other interference in the maintenance or provision of such infrastructure could adversely affect the Company’s operations, financial condition and results of operations. Any interruption in power supply or any interruption in water supply due to, inter alia, periods of drought or low rainfall could adversely impact the Company’s operations. As part of the ongoing effort to optimize the design of the proposed Cerro del Gallo installations, particular attention has been given to locating a reliable water source for operations and to install a reliable electrical connection to the national grid

Competition

     The mining industry is competitive in all of its phases. Primero faces strong competition from other mining companies in connection with the acquisition of properties producing, or capable of producing, precious and base metals. Many of these companies have greater financial resources, operational experience and technical capabilities than Primero. As a result of this competition, Primero may be unable to maintain or acquire attractive mining properties on terms it considers acceptable or at all. Consequently, Primero’s revenues, operations and financial condition could be materially adversely affected.

Risks Inherent in Acquisitions

     The Company is actively pursuing the acquisition of exploration, development and production assets consistent with its acquisition and growth strategy. There is no assurance, however, that the Company will be able to identify projects or companies that are suitable or that are available for sale at reasonable prices or that it will be able to consummate any acquisition, or integrate any acquired business into its operations successfully. Acquisition transactions and the operation of acquired properties, involve inherent risks, including but not limited to: accurately assessing the value, strengths, weaknesses, contingent and other liabilities and potential profitability of acquisition candidates; ability to achieve identified and anticipated operating and financial synergies; unanticipated costs; diversion of management attention from existing business; potential loss of the Company’s key employees or key employees of any business acquired; unanticipated changes in business, industry or general economic conditions that affect the assumptions underlying the acquisition; and decline in the value of acquired properties, companies or securities. Any one or more of these factors or other risks could cause the Company not to realize the anticipated benefits of an acquisition of properties or companies, and could have a material adverse effect on the Company’s financial condition.

     To acquire properties and companies, the Company may be required to use available cash, incur debt, issue additional Common Shares of the Company or other securities, or a combination of any one or more of these. This could affect the Company’s future flexibility and ability to raise capital, to operate, explore and develop its properties and could dilute existing shareholders and decrease the trading price of the Common Shares of the Company. There is no assurance that when evaluating a possible acquisition, the Company will correctly identify and manage the risks and costs inherent in the business to be acquired. Restrictions on incurring additional indebtedness in the Amended and Restated Silver Purchase Agreement may limit the ability of the Company to borrow to finance acquisitions.

     There may be no right for the Company shareholders to evaluate the merits or risks of any future acquisition undertaken by the Company, except as required by applicable laws and regulations.

     The San Dimas Assets and the shares of Silver Trading acquired on August 6, 2010, were acquired on an “as is, where is” basis and the representations and warranties and indemnities provided by DMSL and GSBL (together the “San Dimas Vendors”) in respect of the San Dimas Assets are limited. Consequently, the recourse the Company may have against the San Dimas Vendors is limited. Further, there may be liabilities that the Company failed to discover or was unable to quantify in its due diligence. The Company may not be indemnified for some or all of these liabilities.

Permitting

     The Company’s operations are subject to receiving and maintaining permits (including environmental permits) from appropriate governmental authorities. Although the Company’s mining operations currently have all required permits for their operations as currently conducted, there is no assurance that delays will not occur in connection with obtaining all necessary renewals of such permits for the existing operations, additional permits for any possible future changes to operations, or additional permits associated with new legislation. Furthermore, prior to any development on any of its properties, the Company must receive permits from appropriate governmental authorities. There can be no assurance that the Company will continue to hold or obtain, if required to, all permits necessary to develop or continue operating at any particular property

Capital Cost and Operational Cost Estimates

     The Company prepares budgets and estimates of cash costs and capital costs of production for its operations and its main costs relating to material costs, personnel and contractor costs, and energy costs. However, despite the Company’s efforts to budget and estimate such costs, as a result of the substantial expenditures involved in the development of mineral projects and the fluctuation of costs over time, development projects may be prone to material cost overruns. The Company’s actual costs may vary from estimates for a variety of reasons, including: short-term operating factors; revisions to mine plans; risks and hazards associated with mining; natural phenomena, such as inclement weather conditions, water availability, floods, and earthquakes; and unexpected labour shortages or strikes. Operational costs may also be affected by a variety of factors, including: changing waste-to-ore ratios, ore grade metallurgy, labour costs, the cost of commodities, general inflationary pressures and currency exchange rates. Many of these factors are beyond the Company’s control. Failure to achieve estimates or material increases in costs could have an adverse impact on the Company’s future cash flows, business, results of operations and financial condition.

     Furthermore, delays in the construction and commissioning of mining projects or other technical difficulties may result in even further capital expenditures being required. Any delay in the development of a project or cost overruns or operational difficulties once the project is fully developed may have a material adverse effect on the Company’s business, results of operations and financial condition.

Development of New Projects

     The Company has projects at various stages of evaluation and development. There are inherent development, construction and permitting-related risks to the development of all new mining projects. These risks include the ability to in a cost effective manner assembly all required land and other usage rights; availability and delivery of critical equipment; the hiring of key personnel (including outside consultants) for construction, commissioning and operations and the supervision of that personnel; delays associated with the work of third-party contractors; and budget overruns and currency fluctuations. The Company will be required to rely upon outside consultants, engineers and others for additional construction expertise in respect of its development projects. In addition, delays in the commencement of mineral production often occur. Accordingly, there can be no assurance that the Company’s activities will result in profitable mining operations at its development projects.

Insurance and Uninsured Risks

     Mining operations are subject to a number of risks and hazards generally, including adverse environmental conditions, industrial accidents, labour disputes, unusual or unexpected geological conditions, ground or slope failures, cave-ins, changes in the regulatory environment and natural phenomena such as inclement weather conditions, floods, hurricanes and earthquakes. Such occurrences could result in damage to mineral properties or production facilities, personal injury or death, environmental damage to Primero’s properties or the properties of others, delays in mining, monetary losses and possible legal liability.

     Although Primero plans to maintain insurance to protect against certain risks in such amounts as it considers reasonable, its insurance will not cover all the potential risks associated with a mining Company’s operations. Primero may also be unable to maintain insurance to cover these risks at economically feasible premiums. Insurance coverage may not continue to be available or may not be adequate to cover any resulting liability. Moreover, insurance against risks such as loss of title to mineral property, environmental pollution, or other hazards as a result of exploration and production is not generally available to Primero or to other companies in the mining industry on acceptable terms. Primero might also become subject to liability for pollution or other hazards for which it may not be able or, due to the high cost of premiums, desirable to buy insurance. Losses from these events may cause Primero to incur significant costs that could have a material adverse effect upon its financial performance and results of operations.

Key Personnel

     The Company’s ability to successfully operate its mining properties and execute on its business strategy depends on its key executives and on certain operating personnel in Canada and Mexico. The Company’s ability to manage administration, production, exploration and development activities and acquisition strategies, and hence its success, will depend in large part on the efforts of these individuals. The Company cannot be certain that it will be able to retain such personnel or attract a high calibre of personnel in the future. As such, the loss of any key officer of the Company could have an adverse impact on the Company, its business and its financial position. The Company has not purchased any “key-man” insurance with respect to any of its directors or officers as of the date hereof. The Company faces intense competition for qualified personnel, and the loss of the services of one or more of such key personnel could have a material adverse effect on the Company’s business or operations.

Conflicts of Interest

     The directors and officers of the Company are directors and officers of other companies, some of which are in the same business as the Company. In particular, Mr. Wade Nesmith and Mr. Eduardo Luna are each directors of Silver Wheaton, with which the Company has entered into the Amended and Restated Silver Purchase Agreement, and Mr. Timo Jauristo and Mr. Rohan Hazelton are each officers of Goldcorp, from which the Company acquired the San Dimas Mine. The directors and officers of the Company are required by law to act in the best interests of the Company. They have the same obligations to the other companies in respect of which they act as directors and officers. Discharge by the directors and officers of their obligations to the Company may result in a breach of their obligations to the other companies and, in certain circumstances, this could expose the Company to liability to those companies. Similarly, discharge by the directors and officers of their obligations to the other companies could result in a breach of their obligation to act in the best interests of the Company. Such conflicting legal obligations may expose the Company to liability to others and impair its ability to achieve its business objectives.

Indebtedness

     As at December 31, 2013, Primero’s only indebtedness was $27 million owing to a wholly-owned Luxembourg subsidiary of Goldcorp under the Promissory Note. With the acquisition of Brigus, the Company assumed Brigus’ debt comprising of $50 million 6.5% convertible senior unsecured debentures, CDN$24 million senior secured term notes and CDN$17 million of capital leases. The Company is required to make change of control offers for Brigus’ unsecured debentures and senior secured term notes at 100% and 105%, respectively, of their outstanding principal plus accrued interest. Assuming the debenture holders and note holders accept the offers (which is highly likely), the Company will be required to repay the debentures and notes, plus accrued interest by May 4, 2014 and April 4, 2014, respectively.

     The Company is in the final stages of arranging a $75 million revolving line of credit, which it expects to close in April 2014.

     As a result of this indebtedness, Primero is required to use a portion of its cash flow to service principal and interest on its debt, which limits the cash flow available for other business opportunities.

     Primero’s indebtedness could limit its ability to borrow additional amounts for working capital, capital expenditures, debt service requirements, execution of Primero’s growth strategy or other purposes or to capitalize on business opportunities and to react to competitive pressures and adverse changes in government regulation. The Company’s ability to incur additional indebtedness is limited under the Amended and Restated Silver Purchase Agreement and depends on the satisfaction of certain financial tests, which are typical for a company such as Primero. These limitations restrict the additional indebtedness that the Company may incur, with the result that the Company may not be able to pursue capital expansions, additional exploration programs, acquisitions, or other components of its future business plans.

Current Global Financial Condition

     Market events and conditions, including the disruptions in the international credit markets and other financial systems, the deterioration of global economic conditions in 2008 and 2009 and, more recently, in Europe, along with political instability in the Middle East and political inertia in the United States, have caused significant volatility to commodity prices. These conditions have also caused a loss of confidence in the broader United States, European and global credit and financial markets and resulting in the collapse of and government intervention in, major banks, financial institutions and insurers and creating a climate of greater volatility, less liquidity, widening credit spreads, less price transparency, increased credit losses and tighter credit conditions. Notwithstanding various actions by governments, concerns about the general condition of the capital markets, financial instruments, banks, investment banks, insurers and other financial institutions caused the broader credit markets to further deteriorate and stock markets to decline substantially. These events are illustrative of the effect that events beyond the Company’s control may have on commodity prices, demand for metals, including gold, silver, copper, lead and zinc, availability of credit, investor confidence, and general financial market liquidity, all of which may affect the Company’s business.

     The Company is also exposed to liquidity and various counterparty risks including, but not limited to: (i) financial institutions that hold the Company’s cash; (ii) the Company’s insurance providers; (iii) the Company’s lenders; and (iv) the Company’s other banking counterparties. The Company is also exposed to liquidity risks in meeting its capital expenditure requirements in instances where cash positions are unable to be maintained or appropriate financing is unavailable. These factors may impact the ability of the Company to obtain loans and other credit facilities in the future and, if obtained, on terms favourable to the Company. Furthermore, repercussions from the 2008-2009 economic crisis continue to be felt, as reflected in increased levels of volatility and market turmoil. As a result of this uncertainty, the Company’s planned growth could either be adversely or positively impacted and the trading price of the Company’s securities could either be adversely or positively affected.

Effectiveness of Internal Control Over Financial Reporting

     The Company is required to maintain and evaluate the effectiveness of its internal control over financial reporting under National Instrument 52-109 – Certification of Disclosure in Issuers’ Annual and Interim Filings in Canada and under the Exchange Act in the United States. There is no assurance that the Company will be able to achieve and maintain the adequacy of its internal control over financial reporting as such standards are modified, supplemented, or amended from time to time, and the Company may not be able to ensure that it can conclude on an ongoing basis that its internal control over financial reporting is effective. The Company’s failure to establish and maintain effective internal control over financial reporting could result in the loss of investor confidence in the reliability of its financial statements. In addition, any failure to implement required new or improved controls, or difficulties encountered in their implementation, could result in the Company’s inability to meet its reporting obligations. There can be no assurance that the Company will be able to remediate material weaknesses, if any, identified in future periods, or maintain all of the controls necessary for continued compliance, and there can be no assurance that the Company will be able to retain sufficient skilled finance and accounting personnel. No evaluation can provide complete assurance that the Company’s internal control over financial reporting will detect or uncover all failures of persons within the Company to disclose material information otherwise required to be reported. In reliance on an exemption for “emerging growth companies” under the United States Jumpstart Our Business Startups Act, Primero’s auditor has not delivered an attestation report on management’s assessment of the effectiveness of Primero’s internal control over financial reporting as at December 31, 2013.

Subsidiaries

     Primero conducts operations through Canadian and foreign (Barbadian, Luxembourger and Mexican) subsidiaries, and a significant portion of its assets are held in such entities. Accordingly, any limitation on the transfer of cash or other assets between the parent corporation and such entities, or among such entities, could restrict Primero’s ability to fund its operations efficiently. Any such limitations, or the perception that such limitations may exist now or in the future, could have an adverse impact on Primero’s valuation and stock price.

Litigation

     The Company may be, from time to time, involved in various claims, legal proceedings and complaints arising in the ordinary course of business. The Company cannot reasonably predict the likelihood or outcome of these actions. If the Company is unable to resolve these disputes favourably, it may have a material adverse impact on the Company’s financial performance, cash flow and results of operations.

DIVIDENDS

     The Company has paid no dividends since its incorporation and currently has no plans to do so in the foreseeable future.

CAPITAL STRUCTURE

     Primero’s authorized share capital consists of an unlimited number of Common Shares without par value and an unlimited number of preferred shares without par value. As of December 31, 2013, there were 115,726,035 Common Shares issued and outstanding as fully paid and non-assessable and no preferred shares issued and outstanding. As of the date of this AIF, 158,159,153 Common Shares of the Company are issued and outstanding and no preferred shares are issued and outstanding.

Common Shares

     Subject to the rights of the holders of the preferred shares of the Company, holders of Common Shares of the Company are entitled to dividends if, as and when declared by the directors. Holders of Common Shares of the Company are entitled to one vote per Common Share at meetings of shareholders except at meetings at which only holders of a specified class of shares are entitled to vote. Upon liquidation, dissolution or winding-up of the Company, subject to the rights of holders of preferred shares, holders of Common Shares of the Company are to share ratably in the remaining assets of the Company as are distributable to holders of Common Shares. The Common Shares are not subject to call or assessment rights, redemption rights, rights regarding purchase for cancellation or surrender, or any preemptive or conversion rights.

Preferred Shares

     Preferred shares may be issued from time to time in one or more series, ranking equally on winding-up, to repayment of the amount paid up on such shares, and to carry and be subject to, as a class, the following special rights and restrictions pertaining to (but not limited to) dividends, redemption or purchase rights, rights of retraction, rights of conversion, terms and conditions of any share purchase plan or sinking fund, rights upon dissolution of the Company, and voting, as the directors of the Company may, from time to time, determine by resolution. Currently the preferred shares rank in priority over Common Shares as to dividends and return of paid up capital upon dissolution or winding up of the Company. Holders of preferred shares are not entitled to notice or to vote at meetings of shareholders (except where holders of a specified class or series are entitled to a separate vote in accordance with the Act). The Company may at any time purchase for cancellation or redeem the preferred shares that may be issued and holders of preferred shares may require the Company to retract such shares in accordance with the terms upon which such have been issued.

Options and Warrants

     As of the date of this AIF, the Company also had outstanding obligations to issue up to 33,506,421 Common Shares, as follows:

  stock options to purchase 7,213,822 Common Shares at a price ranging from $2.60 to $6.74 expiring between July 9, 2014 and November 12, 2017, all of which are governed by the Company’s amended and restated 10% rolling stock option plan, which was approved by shareholders on June 28, 2010 and became effective on August 19, 2010, amended and restated May 8, 2013;

  stock options issued to former stock option holders of Cerro to purchase an aggregate of 672,750 Common Shares at a price ranging from $5.22 to $8.70 expiring between September 10, 2013 and November 3, 2015, all which are governed by the terms of the Cerro stock option plan as assumed by Primero following the acquisition.

  stock options issued to former stock option holders of Brigus to purchase 2,039,743 Common Shares at a price ranging from $3.94 to $21.71 expiring between May 29, 2014 and May 29, 2020, all of which are governed by the terms of the Brigus stock option plan as assumed by the Company following the acquisition.

  warrants to purchase an aggregate of 20,800,000 Common Shares at a price of $8.00, expiring on July 20, 2015.

  warrants issued to former warrant holders of Brigus to purchase an aggregate of 2,780,106 Common Shares at a price ranging from $12.51 to $12.53, expiring on November 19, 2014.

Directors Phantom Share Units

     On March 27, 2012, the Board approved the adoption of a director’s phantom share unit plan (the “Directors’ PSU Plan”), which subsequently received shareholder approval on May 28, 2012. Members of the Board, other than a member who is an officer or employee of Primero or Primero’s subsidiaries, are eligible to participate in the Directors’ PSU Plan. A person holding a phantom share unit (a “Director PSU”) under the Directors’ PSU Plan is entitled to elect to receive, at vesting (subject to blackout periods), either (a) cash in an amount equal to the volume weighted average trading price per Common Share over the five preceding trading days, or (b) Common shares in number equal to the number of Directors’ PSUs. If no election is made, the Company will pay out such Directors’ PSUs in cash. As of the date of this AIF, the Company had outstanding 334,414 Director PSUs, vesting between December 1, 2014 and December 1, 2016 and expiring between December 31, 2014 and December 31, 2016.

Employee Phantom Share Units

     On March 28, 2013, the Board approved the adoption of an employee phantom share unit plan (the “2013 PSU Plan”), which subsequently received shareholder approval on May 8, 2013. Employees and officers of Primero, or Primero’s subsidiaries, are eligible to participate in the 2013 PSU Plan. The Company can elect to pay a person holding a phantom share unit (a “2013 PSU”) under the 2013 PSU Plan, at vesting (subject to blackout periods), either (a) cash in an amount equal to the volume weighted average trading price per Common Share over the five preceding trading days, or (b) Common shares in number equal to the number of 2013 PSUs. As of the date of this AIF, the Company had outstanding 3,102,038 Employee PSUs, vesting between May 10, 2014 and February 18, 2017 and expiring between December 31, 2014 and December 31, 2017.

MARKET FOR SECURITIES

Common Shares

     The Company’s Common Shares are traded on the TSX under the symbol “P”. Commencing on August 15, 2011, the Company’s Common Shares began trading on the NYSE under the symbol “PPP”. The following table shows the high and low trading prices and monthly trading volume of the Common Shares of Primero on the TSX for the periods listed:

	High
Period	(CDN$)	Low (CDN$)	Volume
2013
January	6.80	6.04	6,067,640
February	6.56	5.50	4,986,399
March	6.89	5.30	5,892,037
April	6.89	5.01	4,449,948
May	6.00	5.09	3,737,925

	High
Period	(CDN$)	Low (CDN$)	Volume
June	5.66	4.26	3,920,231
July	5.25	4.37	3,388,450
August	6.37	4.45	7,467,915
September	6.09	5.13	4,917,101
October	6.17	5.18	7,078,588
November	6.09	5.25	7,973,792
December	5.45	4.54	10,641,790
2014
January	6.39	4.80	11,003,955
February	7.61	6.09	14,553,332
March 1 to 28	9.04	6.93	38,126,918

Common Share Warrants

     The Company’s common share warrants are traded on the TSX under the symbol “P.WT”. The following table shows the high and low trading prices and monthly trading volume of the common share warrants of Primero on the TSX for the periods listed:

Period	High	Low (CDN$)	Volume
	(CDN$)
2013
January	1.49	1.18	1,345,201
February	1.48	0.98	645,563
March	1.35	0.91	881,845
April	1.26	0.65	466,810
May	1.04	0.68	269,977
June	0.92	0.45	410,730
July	0.70	0.53	264,141
August	1.10	0.50	1,146,969
September	1.08	0.65	725,810
October	1.00	0.70	123,225
November	0.93	0.62	173,056
December	0.72	0.50	181,320
2014
January	0.99	0.64	295,210
February	1.42	0.79	888,469
March 1 to 28	1.85	1.04	2,013,494

Prior Sales

     During the financial year ended December 31, 2013, Primero issued or granted the following Common Shares or securities convertible into Common Shares:

	Number and Type	Issue or Exercise
Date of Issuance	of Securities Issued	Price Per Security
		CDN$
March 1, 2013	100,000 Common Shares (1)	2.70
March 22, 2013	130,000 Common Shares (1)	5.26
March 28, 2013	168,667 Directors’ PSUs	6.67 (2)
May 10, 2013	249,582 Employee PSUs	5.85 (3)
May 21, 2013	17,983,956 Common Shares (4)	5.36
June 5, 2013	15,000 Common Shares (1)	2.70
June 26, 2013	61,590 Employee PSUs	4.46 (3)
June 26, 2013	16,816 Directors’ PSUs	4.46 (2)
July 23, 2013	10,000 Common Shares (1)	4.20
August 12, 2013	89,845 Employee PSUs	5.00 (3)
August 12, 2013	60,000 Common Shares (1)	4.20
August 13, 2013	20,000 Common Shares (1)	4.20
August 19, 2013	45,000 Common Shares (1)	4.20
August 28, 2013	80,000 Common Shares (1)	5.26
August 29, 2013	35,000 Common Shares (1)	5.26
November 8, 2013	17,559 Employee PSUs	5.98 (3)
December 16, 2013	41,457 Common Shares (5)	5.50

(1)	Reflects the exercise price of stock options.
(2)	Reflects the conversion rate used for the Directors’ PSUs grant.
(3)	Reflects the conversion rate used for the Employee PSUs grant.
(4)	Issued as consideration for the acquisition of all issued and outstanding common shares of Cerro.
(5)	Issued as consideration for awards issued under the Directors’ PSU plan.

SECURITIES SUBJECT TO CONTRACTUAL
RESTRICTIONS ON TRANSFER

Contractual Restrictions on Transfer

To date, there are no securities subject to contractual restrictions on transfer.

DIRECTORS AND OFFICERS

     The following table is as at the date of the AIF and sets out the name, province/state of residence, positions and/or offices held with the Company, and principal occupations of each person who is a director and/or an executive officer of the Company, as well as the period during which each person, if applicable, has been a director of the Company. Mr. Timo Jauristo and Mr. Rohan Hazelton, the Executive Vice President, Corporate Development and Vice President, Strategy, respectively, of Goldcorp were nominated as directors by Goldcorp, pursuant to DMSL’s former rights under the Participation Agreement.

     The term of office of each director of the Company ends immediately before the election of directors at the annual meeting of shareholders each year.

Position(s) with the
Name and Residence	Company	Principal Occupation	Director Since

RENAUD ADAMS Ontario, Canada	Chief Operating Officer	Chief Operating Officer of the Company	N/A
DAVID BLAIKLOCK(1) British Columbia, Canada	Chief Financial Officer	Chief Financial Officer of the Company	N/A
TAMARA BROWN(1) Ontario, Canada	Vice-President, Investor Relations	Vice-President, Investor Relations of the Company	N/A
JOSEPH CONWAY(1)(2) Ontario, Canada	President and Chief Executive Officer and Director	President and Chief Executive Officer of the Company	June 28, 2010
H. MAURA LENDON(1) Ontario, Canada	Vice-President, General Counsel and Corporate Secretary	Vice-President, General Counsel and Corporate Secretary of the Company	N/A
JAMES MALLORY, Vancouver, Canada	Vice-President, Corporate Responsibility	Vice-President, Corporate Responsibility	N/A
DAVID SANDISON Ontario, Canada	Vice-President, Corporate Development	Vice-President, Corporate Development of the Company	N/A
LOUIS TONER Quebec, Canada	Vice-President, Project Development and Construction	Vice-President, Project Development and Construction	N/A
GABRIEL VOICU Ontario, Canada	Vice-President, Geology and Exploration	Vice President, Geology and Exploration of the Company	N/A
DAVID DEMERS(3)(4)(5) British Columbia, Canada	Director	Chief Executive Officer of Westport Innovations Inc.	October 29, 2008
GRANT EDEY(4)(5) Ontario, Canada	Director	President and Chief Executive Officer of Khan Resources Inc.	June 28, 2010
ROHAN HAZELTON(2)(5) British Columbia, Canada	Director	Vice President, Strategy of Goldcorp	August 25, 2010
TIMO JAURISTO(3) British Columbia, Canada	Director	Executive Vice President, Corporate Development of Goldcorp	August 25, 2010
EDUARDO LUNA(2) Mexico State, Mexico	Director	Director of the Company	October 29, 2008

Position(s) with the
Name and Residence	Company	Principal Occupation	Director Since

BRAD MARCHANT(2) British Columbia, Canada	Director	President and CEO of Enterra Feed Corporation	June 26, 2013
WADE NESMITH British Columbia, Canada	Chairman and Director	Chairman of the Company	October 29, 2008
ROBERT QUARTERMAIN(3)(4) British Columbia, Canada	Director	President and Chief Executive Officer of Pretium Resources Inc.	June 28, 2010
MICHAEL RILEY(5) British Columbia, Canada	Director	Director of the Company	April 22, 2010
____________________
(1)	Member of the Disclosure Committee. Mr. Blaiklock is the Chair of the Disclosure Committee.
(2)

Member of the Corporate Responsibility Committee. Effective June 26, 2013, Mr. Hazelton was appointed Chair of the Corporate Responsibility Committee, Mr. Marchant was appointed as a member, and Mr. Conway was not re-appointed as a member of the Corporate Responsibility Committee.

(3)	Member of the Human Resources Committee. Mr. Demers is the Chair of the Human Resources Committee.
(4)	Member of the Governance and Nominating Committee. Mr. Edey is the Chair of the Governance and Nominating Committee.
(5)	Member of the Audit Committee. Mr. Riley is the Chair of the Audit Committee.

     As of the date of this AIF, the directors and executive officers of the Company, as a group, beneficially own, directly or indirectly, or exercise control or direction over 1,295,190 Common Shares, being 0.82% of the issued Common Shares on a non-diluted basis. The statement as to the number of Common Shares beneficially owned, directly or indirectly, or over which control or direction is exercised by the directors and executive officers of the Company, as a group, is based upon information furnished by the directors and executive officers.

Principal Occupations and Other Information about Primero’s Directors and Executive Officers

     The principal occupations of each of the Company’s directors and executive officers within the past five years are disclosed in the biographies set forth below.

Renaud Adams – Chief Operating Officer

     Mr. Adams has been Chief Operating Officer of the Company since November 1, 2011. Mr. Adams has nearly 20 years of mining industry experience, and currently sits on the Board of Directors of Klondex Mines Ltd. From February 2010 to October 2011, Mr. Adams was Senior Vice-President, Operations Americas of IAMGOLD Corporation (“IAMGOLD”), during which time he was responsible for the operations and organic growth of IAMGOLD within the Americas. From May 2007 to February 2010, he was Vice President and General Manager of the Rosebel Gold Mine in Suriname for IAMGOLD, which saw him responsible for administration, operations and near-mine exploration, as well as social and legal aspects of the mine’s business. Previously, from January 2005 to May 2007, he was Vice President and General Manager of the El Mochito Mine in Honduras for Breakwater Resources Ltd. and, from August 2000 to December 2004, he was Mine Manager and Mill Superintendent of El Toqui Mine in Southern Chile. Mr. Adams holds actuarial and engineering degrees from Laval University.

David Blaiklock – Chief Financial Officer

     Mr. Blaiklock has been Chief Financial Officer of the Company since July 6, 2009. Mr. Blaiklock is a Chartered Accountant with over 20 years public company experience in a senior financial role. From March 1997 to December 2008 he was Vice President and Corporate Controller of Intrawest Corporation, a large multinational owner, developer and operator of mountain destination resorts. During his years with Intrawest, Mr. Blaiklock was involved with all aspects of running the financial operations of a growth-oriented and acquisition-focused public company. Previously, he was Corporate Controller of a number of public and private companies, primarily involved in real estate development. He graduated with a B.A. (Honours) degree from the University of Sheffield and received his designation as a Chartered Accountant (England & Wales) in 1979 and British Columbia in 1981 while with the international accounting firm of Deloitte & Touche.

Tamara Brown – Vice President, Investor Relations

     Ms. Brown has been Vice President, Investor Relations of the Company since June 1, 2010. From April 2009 to April 2010, Ms. Brown was Director of Investor Relations for IAMGOLD where she was responsible for all aspects of investor relations including being a member of its disclosure committee. Previously, Ms. Brown was an investor relations consultant for several junior exploration companies, partner of a boutique investment banking firm and a professional engineer in the mining industry. She graduated with a Bachelor of Engineering degree from Curtin University in Australia and has completed the Chartered Business Valuator course at York University.

Joseph Conway – President, Chief Executive Officer and Director

     Mr. Conway was appointed President and Chief Executive Officer of the Company on June 1, 2010 and has been a director of the Company since June 28, 2010. Mr. Conway was a director of Dalradian Resources Inc. from June 2010 to May 2013. He served as President and Chief Executive Officer and a director of IAMGOLD from January 2003 until January 2010. and was a director of IAMGOLD from January 2004 until December 2009. Mr. Conway was President, Chief Executive Officer and a director of Repadre Capital Corporation from September 1995 until January 2003. From 1989 until 1995, he was Vice President and a director of Nesbitt Burns, a Canadian investment dealer. He was a stock analyst with Walwyn Stodgell Cochran and Murray from 1987 to 1989, and a mine and exploration geologist from 1981 to 1985. Mr. Conway has a Bachelor of Science degree from Memorial University and a Master of Business Administration degree from Dalhousie University.

H. Maura Lendon – Vice President, Chief General Counsel and Corporate Secretary

     Ms. Lendon has been Vice President, Chief General Counsel and Corporate Secretary of the Company since March 29, 2012. From May 2011 until March 2012, Ms. Lendon was President of Aurah Advisory Services Inc., during which time she provided strategic and governance advisory services to diverse businesses. From April 2008 to May 2011 she was Senior Vice President, Corporate Services, Chief Legal Officer and Corporate Secretary of HudBay Minerals Inc. From 2004 to April 2008, she was Chief Counsel, Canada and Chief Privacy Officer (Canada) of AT&T. Ms. Lendon holds a Master of Laws from Osgoode Hall Law School, a Master of Business Administration from the Richard Ivey School of Business and a Bachelor of Laws from University of Western Ontario. She has been a member of the Ontario Bar since 1990.

James Mallory – Vice President, Corporate Responsibility

     Mr. Mallory was appointed Vice President Corporate Responsibility of the Company on March 1, 2014. From April 2011 to July 2013, Mr. Mallory was Vice-President, Operations & Social Responsibility at South American Silver, during which time he was responsible for social responsibility programs in Bolivia and Chile. From May 2009 to March 2011 he was Vice President Sustainability for Silver Standard Resources overseeing environmental and community relations initiatives for projects in Mexico, Argentina and Peru. Previously from June 2006 to January 2009 Mr. Mallory was General Manager with Nova Gold Resources responsible for relations with the BC First Nations (2006-2007) and later as General Manager of Operations in Nome, Alaska. Mr. Mallory started his career with Placer Dome and has more than 35 years of mining industry experience including 13 years of international service in Chile.

David Sandison – Vice President, Corporate Development

     Mr. Sandison has been Vice-President, Corporate Development of the Company since October 18, 2010. From January 2010 to September 2010, he was Vice-President, Corporate Development of Clarity Minerals, a private company with investments in Canadian and African gold mining and exploration. From February 2009 to December 2009, he was a mining consultant. From June 1984 to January 2009, he worked in senior management capacities with the Noranda Group of Companies (subsequently Falconbridge and Xstrata plc). From September 2006 to January 2009, he was Director Corporate Development of Xstrata Zinc Canada. From February 2005 through September 2006, he was Vice-President of Novicourt Inc., a public Noranda subsidiary. From July 2001 through August 2006, he was Director Corporate Development for Noranda Inc. Before this he held senior management positions with Noranda subsidiaries in Chile and the United States. Mr. Sandison has a Bachelor of Applied Science (Geological Engineering – 1982) degree from The University of Toronto and a Master of Business Administration (1984) degree from Queen’s University.

Louis Toner – Vice President, Project Development and Construction

     Mr. Toner was appointed Vice President, Project Development and Construction of the Company on July 29, 2013. He brings over 30 years of engineering and construction management experience ranging from $10 million projects to $1 billion large-scale projects. Previously, Mr. Toner worked with BBA Inc., Lafarge Canada Inc., and SNC-Lavalin International Inc. Mr. Toner holds a B.Eng. Civil Engineering from McGill and is a member of the Ordre des ingénieurs du Québec (OIQ) and the Association of Professional Engineers and Geoscientists of New Brunswick.

Gabriel Voicu – Vice President, Geology and Exploration

     Mr. Voicu was appointed Vice President, Geology and Exploration in November 2012. Mr. Voicu brings 25 years of mineral deposit exploration and mining experience, including holding senior technical and exploration positions with a number of intermediate gold producers. Much of his experience was gained in the Americas in such countries as Suriname, Guyana and Canada and he also worked for 9 years in Romania. Between 2009 and 2012, he was the Technical Services Manager at the IAMGOLD’s Rosebel Gold Mine in Suriname. Previously, he worked as a Scientific Researcher with CONSOREM, a Quebec-based research group in mineral exploration, and at Cambior Inc.’s Omai Gold Mine in Guyana. He was also consultant for several junior exploration companies. Mr. Voicu holds a PhD in Mineral Resources from the Université du Québec à Montréal, and a BSc (Geological Engineering) from the University of Bucharest, Romania. Mr. Voicu is also an Adjunct Professor of Economic Geology with the Université du Québec à Montréal.

David Demers – Director

     Mr. Demers has been a director of the Company since October 28, 2008. He was one of the founding members behind Westport Innovations, a University of British Columbia spinoff company that has grown into a world leader as the transportation industry shifts from oil-based fuels like gasoline and diesel fuel to natural gas. Mr. Demers has been Chief Executive Officer and a Director of Westport since it was formed. Westport was listed on the TSX in 1999 and on NASDAQ in 2008. Mr. Demers has worked as a Director of a number of technology startups, including EnWave (TSX:ENW) as it was spun out of the University of British Columbia until it completed its IPO, and was Chair of BrightSide when it was sold to Dolby. He also served as a Director of Clean Energy Fuels through its NASDAQ listing. Mr. Demers obtained a Bachelor of Science (Physics) in 1976 and a Juris Doctor in 1978, both from the University of Saskatchewan. He started his career as a midnight shift computer systems operator at IBMs state of the art (at the time) System 360/65 data centre in Calgary and joined IBM Canada in 1979 as a Systems Engineer. While at IBM he worked with the first time sharing and email systems, with the first relational database products, the IBM PC, laser printing technology and the first voice/data networking systems.

Grant Edey – Director

     Mr. Edey has been a director of the Company since June 28, 2010, and has been the President and Chief Executive Officer of Khan Resources Inc., since July 2010 and a director of Khan Resources Inc. since February 2007. Mr. Edey was Chief Financial Officer of IAMGOLD from 2002 until August 2007. From 1996 until 2002, he was the Vice President, Finance, Chief Financial Officer and Corporate Secretary of Repadre Capital Corporation. Before joining Repadre Capital Corporation, Mr. Edey held senior positions with Strathcona Mineral Services Limited, TransCanada Pipelines Limited, Eldorado Nuclear Limited, Rio Algom Limited and INCO Limited. Mr. Edey has a Masters degree in Business Administration from the Ivey School of Business, University of Western Ontario and a Bachelor of Science (Mining Engineering) degree from Queen’s University.

Rohan Hazelton – Director

     Mr. Hazelton has been a director of the Company since August 25, 2010. Mr. Hazelton is a Chartered Accountant with over 15 years of finance experience, ten of those years at senior positions within the mining industry. Mr. Hazelton has been the Vice President, Strategy at Goldcorp since July 2012. From March 2006 to July 2012, he was the Vice President, Finance at Goldcorp, where he is responsible for, amongst other duties, Goldcorp’s sales programs. He was formerly Corporate Controller for Goldcorp and, before Goldcorp’s merger with Wheaton River, he was a key member of Wheaton’s management team. Mr. Hazelton was a director of Gryphon Gold Corp. from July 2005 to December 2008, and he was the director of Terrane Metals Corporation from August 2008 to October 2010. Mr. Hazelton worked for Deloitte & Touche LLP and Arthur Andersen LLP from September 1999 to November 2002 as a senior auditor. From October 1996 to January 1998, he was a commercial loans officer for Dialog Bank in Moscow, Russia. Mr. Hazelton has a B.A. in Math and Economics from Harvard University.

Timo Jauristo – Director

     Mr. Jauristo has been a director of the Company since August 25, 2010. Mr. Jauristo is a geologist with over 30 years of international experience in the mining industry in gold, base metals and uranium. Mr. Jauristo is now the Executive Vice President of Corporate Development for Goldcorp, and joined Goldcorp in June 2009. Mr. Jauristo was with Placer Dome Inc. from January 1990 to June 2005, as General Manager of Corporate Development from June 2000 to June 2005. Mr. Jauristo was the Chief Executive Officer of Zincore Metals Inc. (“Zincore”) from October 2006 to May 2009. He was the interim Chief Executive Officer of Southwestern Resources Inc. (“Southwestern Resources”) from June 2005 to May 2009. Both Zincore and Southwestern Resources are junior mining companies with exploration and development assets mostly in Peru. With Placer Dome, he was involved in numerous merger and acquisition transactions in many of the major gold producing regions of the world. Mr. Jauristo was also part of the team that discovered the Osborne copper-gold deposit in Queensland, Australia.

Eduardo Luna – Director

     Mr. Luna has been a director of the Company since October 29, 2008 and was Executive Vice President and President (Mexico) of the Company from June 1, 2010 to November 30, 2011. He was Co-Chair of the Company from November 2008 until June 1, 2010, and President and Chief Operating Officer of the Company from September 28, 2009 until June 1, 2010. From July 2008 until December 2009, he was a director of 0777551 B.C. Ltd., a private company that was a predecessor to the Company. Mr. Luna was Chairman of Silver Wheaton Corp. from October 2004 to April 2009 and its Chief Executive Officer from October 2004 to April 2006; Executive Vice President of Wheaton River from June 2002 to April 2005, Executive Vice President of Goldcorp from March 2005 to September 2007, and President of Luismin, S.A. de C.V. from 1991 until 2007. He is a director of Rochester Resources Ltd. He holds a degree in Advanced Management from Harvard University, a Master of Business Administration degree from Instituto Tecnólogico de Estudios Superiores de Monterrey and a Bachelor of Science degree in Mining Engineering from Universidad de Guanajuato. He held various executive positions with Minera Autlan for seven years and with Industrias Penoles for five years. He was on two occasions President of the Mexican Mining Chamber and he was also a former President of the Silver Institute. He serves as Chairman of the Advisory Board of the Faculty of Mines at the University of Guanajuato and of the Mineral Resources Council in Mexico.

Brad Marchant – Director

     Mr. Marchant was appointed director in June 2013. He is co-founder of Triton Mining Corporation and successfully took the Limon mine in Nicaragua from exploration through to production and expansion. Mr. Marchant has over 30 years of experience in the mining and environmental industry both in management and as a director. He has worked with numerous mining and technology companies including Coastech Research Inc., Triton Mining Corporation, Placer Dome Ltd., Equity Silver Mines Ltd., Enterra Feed Corporation and Wabush Mines Ltd. He also founded a new water treatment company, BioteQ Environmental Technologies Inc., which is focused on finding water treatment solutions for mining companies experiencing metallurgical and environmental challenges. Mr. Marchant has a B.Sc. in Biochemistry from the University of New Brunswick and a M.A.Sc. in Mining and Mineral Process Engineering from the University of British Columbia.

Wade Nesmith – Director and Chairman of the Board

     Mr. Nesmith is the founder of the Company, Chairman of the Board, and a director of Primero. He acted as President from October 29, 2008 to September 28, 2009, and Chief Executive Officer from October 29, 2008 to June 1, 2010, at which time he was appointed Executive Chairman of the Board. On March 15, 2012, Mr. Nesmith resigned as Executive Chairman of the Board and was appointed Chairman of the Board. He was the President, Chief Executive Officer, Chief Financial Officer and a director of 0777551 B.C. Ltd., a private company that was a predecessor to the Company, from December 2006 to December 2009. Mr. Nesmith obtained his Bachelor of Law degree from York University – Osgoode Hall, Ontario in 1977. He is the former Superintendent of Brokers for the Province of British Columbia from 1989 until 1992. He was a senior partner, specializing in securities law, with Lang Michener LLP (now McMillan LLP) from 1993 until 1998, and an Associate Counsel at Lang Michener LLP (now McMillan LLP) from January 2004 to December 2007. He was an executive with Westport Innovations Inc. (“Westport Innovations”) from 1998 until 2003, helping to lead their public markets activities and retiring as President, Westport Europe. He is a founding director and remains a director of Silver Wheaton Corp. (TSX, NYSE).

Robert Quartermain – Director

     Dr. Quartermain, D.Sc., has been a director of the Company since June 28, 2010. He has been the President and Chief Executive Officer and a director of Pretium Resources Inc. since October 2010. He served as President and Chief Executive Officer of Silver Standard Resources Inc. from January 1985 until January 2010. Dr. Quartermain worked for the Geological Survey of Canada and in private industry on mapping and exploration programs from 1976 until 1981. He also worked for Teck Corp. from 1981 to 1984 before becoming President of Silver Standard Resources Inc. in 1985. Dr. Quartermain has a Bachelor of Science degree in geology from the University of New Brunswick, and a Master of Science degree in mineral exploration from Queen’s University. He was awarded an honorary Doctor of Science degree from the University of New Brunswick in May 2009.

Michael Riley – Director

     Michael Riley was appointed director in April 2010. He retired as a senior auditor partner from Ernst & Young LLP in September 2006 after more than 25 years with the firm. He became a partner in the firm’s Montreal office in 1985, where he worked with clients in the retail, pharmaceutical, manufacturing and resource industries. He relocated to the firm’s Vancouver office in 1995, where his responsibilities included serving as the lead audit engagement partner for the office’s largest Canadian and US listed public company clients in mining, transportation and banking. During that time, he also lead the office’s M&A due diligence practice for 2 years. Prior to Ernst & Young, Mr. Riley's professional background also included working for Bell Canada (now BCE), and his early years as an articling student and Chartered Accountant with Peat, Marwick, Mitchell & Co (now KPMG LLP). Mr. Riley is also a director and chair of the audit committee for the British Columbia Lottery Corporation. He has previously been a director for several organizations, including CanAlaska Uranium Ltd., Seacliff Construction Corp., the Vancouver Symphony Society, The Heart & Stroke Foundation of British Columbia & Yukon and the BCAA Road Safety Foundation. Mr. Riley has been a Chartered Accountant (recently changed to Chartered Professional Accountant) since 1978 and is a member of both CPA Bodies in British Columbia and Quebec. He graduated with a Bachelor of Commerce Degree from Concordia University in 1975 majoring in operations research and quantitative methods. He also holds a graduate diploma in public accounting from McGill University attained in 1977.

Cease Trade Orders, Bankruptcies, Penalties or Sanctions

Cease Trade Order

     No director or executive officer of Primero is, as at the date of this AIF, or has been, within the last ten years before the date of this AIF, a director, chief executive officer, or chief financial officer of any company (including Primero) that was:

(a)	subject to an order that was issued while the director or executive officer was acting in the capacity as director, chief executive officer or chief financial officer; or

(b)

subject to an order that was issued after the director or executive officer ceased to be a director, chief executive officer or chief financial officer and which resulted from an event that occurred while that person was acting in the capacity as director, chief executive officer or chief financial officer.

     For the purpose of the above paragraph, “order” means (a) a cease trade order, (b) an order similar to a cease trade order, or (c) an order that denied the relevant company access to any exemption under securities legislation, that was in effect for a period of more than 30 days.

Bankruptcy

     Except as set out below, no director or executive officer of Primero, or a shareholder holding a sufficient number of securities of Primero to affect materially the control of Primero is, as at the date of this AIF, or has been, within ten years before the date of this AIF, a director or executive officer of any company (including Primero) that:

(a)

while that person was acting in that capacity, or within a year of ceasing to act in that capacity, became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency, or was subject to or instituted any proceedings, arrangement or compromise with creditors, or had a receiver, receiver manager or trustee appointed to hold its assets; or

(b)

became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency, or become subject to or instituted any proceedings, arrangement or compromise with creditors, or had a receiver, receiver manager, or trustee appointed to hold the assets of the director, executive officer or shareholder.

     In December 2003, Wade Nesmith was appointed to the board of Oxford Automotive Inc. (“Oxford”), a private company based in Michigan. In December 2004, with the support of its secured creditors, Oxford filed a plan of bankruptcy for certain of its North American subsidiaries under U.S. Chapter 11 bankruptcy legislation. It emerged from bankruptcy protection in March, 2005. Mr. Nesmith is the Chairman and a director of Primero.

Sanctions

     No director or executive officer of Primero, or a shareholder holding a sufficient number of securities of Primero to affect materially the control of Primero has been subject to:

(a)

any penalties or sanctions imposed by a court relating to securities legislation or by a securities regulatory authority or has entered into a settlement agreement with a securities regulatory authority; or

(b)	any other penalties or sanctions imposed by a court or regulatory body that would likely be considered important to a reasonable investor in making an investment decision.

Conflicts of Interest

     Several directors of Primero also serve as directors of one or more other resource companies involved in mineral exploration and/or development. It may occur from time to time that as a consequence of his activity in the mineral industry and serving on such other boards that a director may become aware of potential resource property opportunities which are of interest to more than one of the companies on whose boards that person serves. Accordingly, situations may arise in the ordinary course that involve a director in an actual or potential conflict of interest as well as issues in connection with the general obligation of a director to make corporate opportunities available to the company on which the director serves. In all such events, any director who might have a disclosable financial interest in a contract or transaction by virtue of office, employment or security holdings or other such interest in another company or in a property interest under consideration by the Primero Board, would be obliged to abstain from voting as a Primero director in respect of any transaction involving that other company(s) or in respect of any property in which an interest is held by him. The directors will use their best business judgment to help avoid situations where conflicts or corporate opportunity issues might arise and they must at all times fulfill their duties to act honestly and in the best interests of Primero. See “Risk Factors – Conflicts of Interest”.

LEGAL PROCEEDINGS AND REGULATORY ACTIONS

Ejidos

     An Ejido is a communal ownership of land recognized by the federal laws in Mexico. While mineral rights are administered by the federal government through federally issued mining concessions, access to surface rights is also required for mining operations. An Ejido controls surface rights over its communal property through a board of directors. An Ejido may sell or lease lands directly to a private entity and it may also allow individual members of the Ejido to obtain title to specific parcels of land and thus the right to sell or lease the land.

     The San Dimas Mine uses Ejidos’ lands pursuant to written agreements with Ejidos. Some of these agreements may be subject to renegotiation and changes to the existing agreements may increase operating costs or have an impact on operations. In cases where access to land is required for operations and an agreement cannot be reached with the land owner, Primero may seek access under Mexican law which provides for priority rights for mining activities.

     Four of the properties included in the San Dimas Mine and for which Primero holds legal title are subject to legal proceedings commenced by Ejidos seeking title to the property. None of the proceedings name Primero as a party and Primero therefore has no standing to participate in them. In all cases, the defendants are previous owners of the properties, either deceased individuals who, according to certain public deeds, owned the properties more than 80 years ago, corporate entities that are no longer in existence, or Goldcorp companies. Three of the proceedings also name the Tayoltita Property Public Registry as co-defendant.

     While Primero cannot intervene in these proceedings, in the event that a final decision is rendered in favour of the Ejido, Primero may seek to annul the decision or commence an action as an affected third party on the basis that it is the legitimate owner and is in possession of the property. If Primero is not successful in its challenge, the San Dimas Mine could face higher costs associated with agreed or mandated payments that would be payable to the Ejidos for use of the properties.

TRANSFER AGENT AND REGISTRAR

     The transfer agent and registrar for the Common Shares in Canada is Computershare Investor Services Inc. at its principal office in Vancouver, British Columbia. The transfer agent and registrar for the Common Shares in the United States is Computershare Trust Company, Inc. at its principal office in Golden, Colorado.

MATERIAL CONTRACTS

     The material contracts entered into by the Company within the financial year ended December 31, 2013 or before such time that is still in effect, other than in the ordinary course of business, are the following:

(a)

Arrangement agreement between the Company, Brigus and 8724385 Canada Limited, dated December 16, 2013. See “General Development of the Business – Three Year History – Acquisition of Black Fox Complex”;

(b)

Supplemental Warrant Indentures, dated March 5, 2014, and Supplemental Convertible Debenture Indenture, dated March 5, 2014, between the Company, Brigus, Fortune Bay, and Computershare Trust Company of Canada.

(c)	Purchase agreement between Brigus and Sandstorm dated November 9, 2010;

(d)

Second amended and restated silver purchase agreement among Silver Trading, SW Caymans, the Company and Silver Wheaton, originally dated as of October 15, 2004, restated as of March 30, 2006, amended and restated as of August 6, 2010. See “General Development of the Business – Three Year History – Acquisition of San Dimas Mine” and “Mining Activities – San Dimas Mine – Amended and Restated Silver Purchase Agreement”;

(e)

Promissory note issued by Primero Mexico to DMSL on August 6, 2010, as assigned to a wholly-owned Luxembourg subsidiary of Goldcorp on August 6, 2010, and amended on July 12, 2011. See “General Development of the Business – Three Year History – Acquisition of San Dimas Mine”;

(f)

Participation agreement between DMSL and the Company, made as of August 6, 2010. The Participation agreement ceases to have effect on March 26, 2014 upon the sale of Goldcorp’s interest in Primero’s shares. See “General Development of the Business – Three Year History – Acquisition of San Dimas Mine”, and “Directors and Officers”;

(g)	Deed of indemnity among Silver Trading, the Company and Goldcorp, made as of August 6, 2010. See “Mining Activities – San Dimas Mine – Agreements in Support of the Silver Purchase Agreement”; and

(h)

Common share purchase warrant indenture, dated July 20, 2010, and supplemental warrant indenture, dated July 28, 2010, between the Company and Computershare Trust Company of Canada. See “General Development of the Business – Three Year History – Acquisition of San Dimas Mine”.

INTERESTS OF EXPERTS

     The following is a list of the persons or companies named as having prepared or certified a report, valuation, statement or opinion described or included in a filing, or referred to in a filing, made under National Instrument 51-102 Continuous Disclosure Obligations by Primero during, or relating to, Primero’s most recently completed financial year, and whose profession or business gives authority to the report, valuation, statement or opinion made by the person or company:

Tetra Tech WEI Inc., who authored the Black Fox Technical Report.

Mr. Paul Daigle, P.Geo, of Tetra Tech WEI Inc., who prepared the Black Fox Mineral Resources estimates.

Mr. Dan Sweeney, P.Eng, of Tetra Tech WEI Inc., who reviewed the Black Fox Mineral Reserves estimates.

Pierre-Luc Richard, MSc, P. Geo, Bruno Turcotte, MSc, P. Geo, and Carl Pelletier, BSc, P. Geo, all of InnovExplo Inc. who authored the Grey Fox Technical Report.

J. Morton Shannon, P. Geo., Rodney Webster, M.AIG, Herbert A. Smith, P.Eng and Alan Riles, M. AIG, all of AMC Mining Consultants (Canada) Ltd. who authored the Technical Report.

Mr. Timothy Carew, P. Geo of Reserva International LLC, Mr. Thomas Dyer, P.E. of Mine Development Associates, Mr. Peter Hayward, F.AusIMM of Sedgman Ltd., and Mr. John Skeet, F. AudIMM, Chief Operating Officer of Cerro, who authored the CDG Technical Report.

Mr. Howard Bird, Senior Vice President, Exploration for Brigus.

Mr. Gabriel Voicu, P.Geo, Vice President, Geology and Exploration of Primero, reviewed the CDG Technical Report on behalf of Primero.

     To the Company’s knowledge, each of the aforementioned firms or persons held less than 1% of the outstanding securities of the Company or of any associate or affiliate of the Company when they prepared the reports referred to above or following the preparation of such reports. None of the aforementioned firms or persons received any direct or indirect interest in any securities of the Company or of any associate or affiliate of the Company in connection with the preparation of such reports.

     Based on information provided by the relevant persons, none of the aforementioned firms or persons, nor any directors, officers or employees of such firms, is currently expected to be elected, appointed or employed as a director, officer or employee of the Company or of any associate or affiliate of the Company except for Mr. Voicu, who is the Vice President, Geology and Exploration of the Company.

     The Company’s auditors, Deloitte LLP, are independent within the meaning of the Rules of Professional Conduct of the Institute of Chartered Accountants of British Columbia.

ADDITIONAL INFORMATION

Additional information relating to the Company may be found on SEDAR at www.sedar.com.

     Additional information, including directors’ and officers’ remuneration and indebtedness, principal holders of the Company’s securities, and securities authorized for issuance under equity compensation plans is contained in the management information circular for Primero’s annual general meeting of shareholders to be held on May 8, 2014, which is available on SEDAR at www.sedar.com.

     Additional financial information is also provided in Primero’s audited consolidated financial statements and Management’s Discussion and Analysis for the year ended December 31, 2013, which may be found on SEDAR at www.sedar.com.

Audit Committee

Audit Committee Charter

     The Audit Committee is ultimately responsible for the policies and practices relating to integrity of financial and regulatory reporting, as well as internal controls to achieve the objectives of safeguarding of corporate assets; reliability of information; and compliance with policies and laws.

     The Audit Committee’s charter sets out its mandate and responsibilities, and is attached to this AIF as Schedule “A”.

Composition of Audit Committee

     Michael Riley (Chair), Grant Edey, David Demers and Rohan Hazelton are the members of Primero’s Audit Committee. Each of Messrs. Riley, Edey, Demers and Hazelton are independent and financially literate within the meaning of National Instrument 52-110 Audit Committees.

Relevant Education and Experience

     For a description of the education and experience of each audit committee member that is relevant to the performance of his responsibilities as an audit committee member, see “Directors and Officers – Principal Occupations and Other Information about Primero’s Directors and Executive Officers”. Such education and experience provides each member with:

  an understanding of the accounting principles used by the Company to prepare its financial statements;

  the ability to assess the general application of such accounting principles in connection with the accounting for estimates, accruals and reserves;

  experience preparing, auditing, analyzing or evaluating financial statements that present a breadth and level of complexity of accounting issues that are generally comparable to the breadth and complexity of issues that can reasonably be expected to be raised by the Company’s financial statements, and an understanding of internal controls and procedures for financial reporting.

Pre-Approval Policies and Procedures

     The Audit Committee’s charter sets out responsibilities regarding the provision of non-audit services by the Company’s external auditor. This policy encourages consideration of whether the provision of services other than audit services is compatible with maintaining the auditor’s independence and requires Audit Committee pre-approval of permitted audit and audit-related services.

External Auditor Service Fees

     For the financial years ended December 31, 2013 and 2012, the Company paid the external auditor, Deloitte LLP, CDN$443,635 and CDN$416,914, respectively, as detailed below:

	Year Ended December 31

Nature of Services	2013(1)	2012(1)
Audit Fees(2)	330,500	280,940
Audit-Related Fees(3)	63,200	71,881
Tax Fees(4)	935	12,733
All Other Fees(5)	49,000	51,360
Total	$443,635	$416,914

(1)	All amounts in Canadian dollars.
(2)

Audit fees represent the aggregate fees billed for each of the last two fiscal years for professional services rendered by the principal accountant for the audit of the Company’s annual financial statements or services that are normally provided by the accountant in connection with statutory and regulatory filings or engagements for those fiscal years.

(3)

Audit related fees represent the aggregate fees billed in each of the last two fiscal years for assurance and related services by the principal accountant that are reasonably related to the performance of the audit or review of the Company’s financial statements and are not reported under “Audit Fees” above. These audit-related services include review of opinions relating to requests for rulings or technical advice from tax and regulatory authorities, regulatory fees billed by the external auditor to the Company, accounting consultations on proposed transactions, and services provided on the completion of the Cerro acquisition.

(4)

Tax fees represent the aggregate fees billed in each of the last two fiscal years for professional services rendered by the principal accountant for tax compliance, tax advice, and tax planning. These professional services included tax compliance assistance in 2013, and preparation of Canadian federal and provincial income tax returns in 2012.

(5)

Other fees in 2013 related to transaction related services. Other fees in 2012 related to services in connection with the review, consent and comfort with respect to the Company’s preliminary and final prospectuses filed in September and October 2012. These fees were reimbursed by Goldcorp, Inc. pursuant to an agreement between the Company and Goldcorp, Inc.

SCHEDULE “A”
AUDIT COMMITTEE CHARTER

I.	PURPOSE AND PRIMARY RESPONSIBILITY

A.	Purpose

The purpose of this Audit Committee charter is to clearly set out the Audit Committee’s purpose, composition, member qualification, member appointment and removal, responsibilities, operations, manner of reporting to the Board of Directors (the “Board”), annual evaluation and compliance with this charter.

B.	Primary responsibility

The primary responsibility of the Audit Committee is that of oversight of the financial reporting process on behalf of the Board. This includes oversight responsibility for financial reporting and continuous disclosure, oversight of external audit activities, oversight of financial risk and financial management control, and oversight responsibility for compliance with tax and securities laws and regulations as well as whistle blowing procedures. The Audit Committee is also responsible for other matters as set out in this charter and/or as may be directed by the Board from time to time. The Audit Committee should exercise continuous oversight of developments in these areas.

II.	MEMBERSHIP

A. Each member of the Audit Committee must be an independent director of the Company in accordance with the Company’s Board Manual.

B. The Audit Committee will consist of at least three members, all of whom shall be financially literate. An Audit Committee member who is not financially literate may be appointed to the Audit Committee provided that the member becomes financially literate within a reasonable period of time following his or her appointment.

C. The members of the Audit Committee will be appointed annually (and from time to time thereafter to fill vacancies on the Audit Committee) by the Board. An Audit Committee member may be removed or replaced at any time at the discretion of the Board and will cease to be a member of the Audit Committee on ceasing to be an independent director.

D. For so long as the common shares of the Company are registered under Section 12(b) of the United States Securities and Exchange Act of 1934, as amended (the “Exchange Act”), at least one member of the Audit Committee must meet and satisfy the qualifications, as determined by the board of directors of the Company, of an “audit committee financial expert”, as such term is defined in Item 407 of Regulation S-K under the Exchange Act, or in any rule adopted by the United States Securities and Exchange Commission that supercedes such definition.

III.	AUTHORITY

In addition to all authority required to carry out the duties and responsibilities included in this charter, the Audit Committee has specific authority to:

A. engage, and set and pay the compensation for, independent counsel and other advisors as it determines necessary to carry out its duties and responsibilities and any such consultants or professional advisors retained by the Audit Committee will report directly to the Audit Committee;

B. communicate directly with management and any internal auditor, and with the external auditor without management involvement; and

C. to incur ordinary administrative expenses that are necessary or appropriate in carrying out its duties, such expenses to be paid for by the Company.

IV.	DUTIES AND RESPONSIBILITIES

The duties and responsibilities of the Audit Committee include:

A. recommending to the Board the external auditor to be nominated by the Board;

B. recommending to the Board the compensation of the external auditor, to be paid by the Company, in connection with (i) preparing and issuing the audit report on the Company’s financial statements, and (ii) performing other audit, review or attestation services;

C. reviewing the external auditor’s annual audit plan, fee schedule and any related services proposals (including meeting with the external auditor to discuss any deviations from or changes to the original audit plan, as well as to ensure that no management restrictions have been placed on the scope and extent of the audit examinations by the external auditor or the reporting of their findings to the Audit Committee);

D. overseeing the work of the external auditor;

E. ensuring that the external auditor is independent by receiving a report annually from the external auditors with respect to their independence, such report to include a disclosure of all engagements (and fees related thereto) for non-audit services provided to Company;

F. ensuring that the external auditor is in good standing with the Canadian Public Accountability Board by receiving, at least annually, a report by the external auditor on the audit firm’s internal quality control processes and procedures, such report to include any material issues raised by the most recent internal quality control review, or peer review, of the firm, or any governmental or professional authorities of the firm within the preceding five years, and any steps taken to deal with such issues;

G. ensuring that the external auditor meets the rotation requirements for partners and staff assigned to the Company’s annual audit by receiving a report annually from the external auditors setting out the status of each professional with respect to the appropriate regulatory rotation requirements and plans to transition new partners and staff onto the audit engagement as various audit team members’ rotation periods expire;

H. reviewing and discussing with management and the external auditor the annual audited and quarterly unaudited financial statements and related Management Discussion and Analysis (“MD&A”), including the appropriateness of the Company’s accounting policies, disclosures (including material transactions with related parties), reserves, key estimates and judgements (including changes or variations thereto) and obtaining reasonable assurance that the financial statements are presented fairly in accordance with GAAP and the MD&A is in compliance with appropriate regulatory requirements;

I. reviewing and discussing with management and the external auditor major issues regarding accounting principles and financial statement presentation including any significant changes in the selection or application of accounting principles to be observed in the preparation of the financial statements of the Company and its subsidiaries;

J. reviewing and discussing with management and the external auditor the external auditor’s written communications to the Audit Committee in accordance with generally accepted auditing standards and other applicable regulatory requirements arising from the annual audit and quarterly review engagements;

K. reviewing the external auditor’s report to the shareholders on the Company’s annual financial statements;

L. reporting on and recommending to the Board the approval of the annual financial statements and the external auditor’s report on those financial statements, the quarterly unaudited financial statements, and the related MD&A and press releases for such financial statements, before the dissemination of these documents to shareholders, regulators, analysts and the public;

M. satisfying itself on a regular basis through reports from management and related reports, if any, from the external auditors, that adequate procedures are in place for the review of the Company’s disclosure of financial information extracted or derived from the Company’s financial statements that such information is fairly presented;

N. overseeing the adequacy of the Company’s system of internal accounting controls and obtaining from management and the external auditor summaries and recommendations for improvement of such internal controls and processes, together with reviewing management’s remediation of identified weaknesses;

O. reviewing with management and the external auditors the integrity of disclosure controls and internal controls over financial reporting;

P. reviewing, monitoring, discussing and assessing the processes in place to identify and manage the principal risks that could impact the financial reporting of the Company and discussing policies with respect to risk assessment and risk management, which discussions will include (i) the Company’s major financial risk exposures and the steps management has taken to monitor and control such exposures, and (ii) guidelines and policies to govern the process by which risk assessment and management is undertaken;

Q. satisfying itself that management has developed and implemented a system to ensure that the Company meets its continuous disclosure obligations through the receipt of regular reports from management and the Company’s legal advisors on the functioning of the disclosure compliance system, (including any significant instances of non-compliance with such system) in order to satisfy itself that such system may be reasonably relied upon.;

R. resolving disputes between management and the external auditor regarding financial reporting;

S. establishing procedures for:

i. the receipt, retention and treatment of complaints received by the Company from employees and others regarding accounting, internal accounting controls or auditing matters and questionable practises relating thereto; and

ii. the confidential, anonymous submission by employees of the Company of concerns regarding questionable accounting or auditing matters.

T. reviewing and approving the Company’s hiring policies with respect to partners or employees (or former partners or employees) of either a former or the present external auditor;

U. pre-approving all non-audit services to be provided to the Company or any subsidiaries by the Company’s external auditor (The Chair of the Audit Committee has the authority to pre-approve in between regularly scheduled Audit Committee meetings any non-audit service of less than $25,000, however such approval will be presented to the Audit Committee at the next scheduled meeting for formal approval);

V. overseeing compliance with regulatory authority requirements for disclosure of external auditor services and Audit Committee activities; and

W. establishing procedures for:

i. reviewing the expenses of the Chair of the Board, and the Chief Executive Officer (the “CEO”)

ii. reviewing the adequacy of the Company’s insurance coverage (excluding Directors’ and Officers’ insurance coverage, which is reviewed by Governance and Nominating Committee)

iii. reviewing activities, organizational structure, and qualifications of the Chief Financial Officer (“CFO”) and the staff in the financial reporting area and ensuring that matters related to succession planning within the Company are raised for consideration at the Board

iv. obtaining reasonable assurance as to the integrity of the CEO and other senior management and that the CEO and other senior management strive to create a culture of integrity throughout the Company

v. reviewing fraud prevention policies and programs, and monitoring their implementation

vi. reviewing regular reports from management and others (e.g., external auditors, legal counsel) with respect to the Company’s compliance with laws and regulations having a material impact on the financial statements including:

a)	tax and financial reporting laws and regulations;

b)	legal withholding requirements;

c)	environmental protection laws and regulations.

X. A regular part of Audit Committee meetings involves the appropriate orientation of new members as well as the continuous education of all members. Items to be discussed include specific business issues as well as new accounting and securities legislation that may impact the organization. The Chair of the Audit Committee will regularly canvass the Audit Committee members for continuous education needs and in conjunction with the Board education program, arrange for such education to be provided to the Audit Committee on a timely basis.

Y. On an annual basis the Audit Committee shall review and assess the adequacy of this charter taking into account all applicable legislative and regulatory requirements as well as any best practice guidelines recommended by regulators or stock exchanges with whom the Company has a reporting relationship and, if appropriate, recommend changes to the Audit Committee charter to the Board for its approval.

V.	MEETINGS

A. The quorum for a meeting of the Audit Committee is a majority of the members of the Audit Committee.

B. The Board of Directors will appoint the Chair of the Audit Committee. The Chair of the Audit Committee shall be responsible for leadership of the Audit Committee, including scheduling and presiding over meetings, preparing agendas, overseeing the preparation of briefing documents to circulate during the meetings as well as pre-meeting materials, and making regular reports to the Board. The Chair of the Audit Committee will also maintain regular liaison with the CEO, CFO, and the lead engagement partner of the external auditor.

C. The Audit Committee’s schedule of meetings and agendas will be set annually by the Audit Committee. Dates and locations will be provided to the Board, the Audit Committee members, the external auditors and management in advance.

D. The Audit Committee will meet in camera separately with the CEO and separately with the CFO of the Company at least annually to review the financial affairs of the Company.

E. The Audit Committee will meet with the external auditor of the Company in camera at least once each year, at such time(s) as it deems appropriate, to review the external auditor’s examination and report.

F. The external auditor must be given reasonable notice of, and has the right to appear before and to be heard at, each meeting of the Audit Committee.

G. Each of the chair of the Audit Committee, members of the Audit Committee, Chair of the Board, external auditor, CEO, CFO or secretary shall be entitled to request that the Chair of the Audit Committee call a meeting which shall be held within 48 hours of receipt of such request to consider any matter that such individual believes should be brought to the attention of the Board or the shareholders.

VI.	REPORTS

A. The Audit Committee will report, at least quarterly, to the Board regarding the Audit Committee’s examinations and recommendations, and annually to the Board regarding the Audit Committee’s compliance with this Charter.

B. The Audit Committee will report its activities to the Board to be incorporated as a part of the minutes of the Board meeting at which those activities are reported.

VII.	MINUTES

A. The Audit Committee will maintain written minutes of its meetings, which minutes will be filed with the minutes of the meetings of the Board.

VIII.	ANNUAL PERFORMANCE EVALUATION

A. The Board will conduct an annual performance evaluation of the Audit Committee, taking into account the Charter, to determine the effectiveness of the Committee.